UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019
 Commission File Number 001-35991
GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 8, 2019

Sincerely yours,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Chief Executive Officer
Date: March 8, 2019

(All amounts expressed in thousands of S/ unless otherwise stated)

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2018

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017 AND 2018

S/          =    Peruvian Sol
US$          =    United States dollar

OPINION OF THE INDEPENDENT AUDITORS

To the Shareholders and to the members of the Board of Directors
Graña y Montero S.A.A.

(All amounts expressed in thousands of S/. unless otherwise stated)

INDEPENDENT AUDITOR’S REPORT

To the Shareholders and Members of the Board of Directors of

Graña y Montero S.A.A.

We have audited the accompanying consolidated financial statements of Graña and Montero S.A.A. and Subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2018 and 2017, the consolidated statement of income, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended on those dates, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board (IASB).  This responsibility includes design, implement and maintain the internal control that Management determines is necessary to enable the preparation of financial statements that are free from material misstatements, whether due to fraud or error, as well as select and apply the appropriate accounting policies; and make reasonable accounting estimates according to the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted out audit in accordance with International Auditing Standards - ISAs - published by the International Auditing and Assurance Standards Board - IAASB - and approved for application in Peru by the Board of Deans of Public Accountants of Peru. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risk of material misstatement of the consolidated financial statements whether due to fraud or error. In making those risk assessments, the auditor takes into consideration the Company's relevant internal control in the preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating whether the accounting policies applied are appropriate and whether the accounting estimates made by management are reasonable, as well as an evaluating of the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(All amounts expressed in thousands of S/ unless otherwise stated)

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial situation of Graña y Montero S.A.A. and Subsidiaries as of December 31, 2018 and 2017, as well as their financial performance and cash flows for the years ended on those dates, in accordance with International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board (IASB).

Emphasis of Certain Matters

As discussed in Note 1 to the financial statements, the Company has been included as third party responsible in the investigations in connection with the IIRSA Project and GyM S.A. (subsidiary of the Company) has been included as third party responsible in the IIRSA Project, the Electric Train and the Constructor´s Club.  The Note also states that GyM S.A. is being investigated by a Peruvian regulatory entity for the existence of an alleged cartel called the Constructors’ Club.  The Company´s Management does not rule out the possibility of finding adverse evidence, nor rules out that authorities or third parties will find adverse evidence not currently known, during the investigations being conducted.  As at December 31, 2018 the Company has recorded the amount of S/73.5 million as a provision of the possible contingencies related to the cases described previously. We are not able to anticipate the final result of these investigations and the possible contingencies which may arise.

Lima, Perú

March 7, 2019

Countersigned by:

Jaime E. Vizcarra Moscoso
Peruvian Public Accountant
Registration No. 06847

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(All amounts are expressed in thousands of S/ unless otherwise stated)

ASSETS
		As at	As at
		December 31,	December 31,
	Note	2017	2018

Current assets
Cash and cash equivalents	9	626,180	801,140
Financial asset at fair value through profit or loss		181	-
Trade accounts receivables, net	10	1,515,673	1,007,828
Work in progress, net	11	61,804	28,538
Accounts receivable from related parties	12	100,752	34,903
Other accounts receivable	13	765,445	588,451
Inventories, net	14	770,711	514,047
Prepaid expenses		33,478	10,549
		3,874,224	2,985,456

Non-current assets classified as held for sale	36	17,722	247,798

Total current assets		3,891,946	3,233,254

Non-current assets
Long-term trade accounts receivable, net	10	907,587	1,020,067
Long-term work in progress, net	11	28,413	32,212
Long-term accounts receivable from related parties	12	773,930	778,226
Prepaid expenses		38,082	33,697
Other long-term accounts receivable	13	470,852	302,957
Investments in associates and joint ventures	15	268,671	257,765
Investment property		45,687	29,133
Property, plant and equipment, net	16	865,735	470,554
Intangible assets, net	17	940,070	847,095
Deferred income tax asset	24	436,697	425,436
Total non-current assets		4,775,724	4,197,142

Total assets		8,667,670	7,430,396

The accompanying notes on pages 9 to 104 are an integral part of the consolidated financial statements.

LIABILITIES AND EQUITY
		As at	As at
		December 31,	December 31,
	Nota	2017	2018

Current liabilities
Borrowings	18	1,056,764	826,474
Bonds	19	36,655	39,167
Trade accounts payable	20	1,453,046	1,079,531
Accounts payable to related parties	12	55,174	55,941
Current income tax		85,543	25,807
Other accounts payable	21	848,500	632,669
Provisions	22	13,503	6,197
Total current liabilities		3,549,185	2,665,786

Non-current liabilities classified as held for sale	36	-	225,828

Total current liabilities		3,549,185	2,891,614

Non-current liabilities
Borrowings	18	633,299	376,198
Long-term bonds	19	910,912	897,875
Other long-term accounts payable	21	852,473	574,110
Long-term accounts payable to related parties	12	25,954	21,849
Provisions	22	33,914	103,411
Derivative financial instruments		383	61
Deferred income tax liability	24	72,472	75,347
Total non-current liabilities		2,529,407	2,048,851
Total liabilities		6,078,592	4,940,465

Equity	23
Capital		660,054	729,434
Legal reserve		132,011	132,011
Voluntary reserve		29,974	29,974
Share Premium		881,795	992,144
Other reserves		(169,671)	(170,620)
Retained earnings		589,167	375,417
Equity attributable to controlling interest in the Company		2,123,330	2,088,360
Non-controlling interest		465,748	401,571
Total equity		2,589,078	2,489,931
Total liabilities and equity		8,667,670	7,430,396

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2017	2018

Revenues from construction activities		2,214,108	1,961,100
Revenues from services provided		956,300	1,003,623
Revenue from real estate and sale of goods		843,605	934,739
		4,014,013	3,899,462

Cost of construction activities		(2,107,206)	(1,921,112)
Cost of services provided		(770,792)	(741,172)
Cost of real estate and goods sold		(633,563)	(562,689)
	26	(3,511,561)	(3,224,973)
Gross profit		502,452	674,489

Administrative expenses	26	(322,454)	(278,433)
Other income and expenses	28	(32,869)	(61,335)
Gain from the sale of investments		34,545	(7)
Operating profit		181,674	334,714

Financial expenses	27	(150,777)	(247,982)
Financial income	27	13,742	50,925
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		473	(3,709)
Profit before income tax		45,112	133,948
Income tax	29	(46,305)	(113,318)
Profit (loss) for the year from continuing operations		(1,193)	20,630

Profit for the year from discontinued operations	36	210,431	36,785
Profit (loss) for the year		209,238	57,415

Profit (loss) attributable to:
Owners of the Company		148,738	(83,188)
Non-controlling interest		60,500	140,603
		209,238	57,415

Earnings (loss) per share from continuing operations
attributable to owners of the Company during
the year		0.225	(0.125)

The accompanying notes on pages 9 to 104 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(All amounts are expressed in thousands of S/ unless otherwise stated)

		For the year
		ended December 31,
	Note	2017	2018

Profit for the year		209,238	57,415
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax	30	(4,031)	16,589

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax	30	482	119
Foreign currency translation adjustment, net of tax	30	(11,341)	5,733
Exchange difference from net investment in a foreign operation, net of tax	30	6,610	(8,147)
		(4,249)	(2,295)
Other comprenhensive income for the year, net of tax		(8,280)	14,294
Total comprehensive income for the year		200,958	71,709

Comprehensive income attributable to:
Owners of the Company		143,575	(67,548)
Non-controlling interest		57,383	139,257
		200,958	71,709

Comprehensive income attributable to owners of the Company:
Continuing operations		140,279	(98,942)
Discontinued operations		(1,036)	31,394
		143,575	(67,548)

The accompanying notes on pages 9 to 104 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR DECEMBER 31, 2017 AND 2018
(All amounts are expressed in thousands of S/ unless otherwise stated)

	Attributable to the controlling interests of the Company
	Number				Premium
	of shares		Legal	Optional	for issuance	Other	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares	reserves	earnings	Total	interest	Total

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,456)	443,377	1,980,424	509,313	2,489,737

Profit for the year	-	-	-	-	-	-	148,738	148,738	60,500	209,238
Cash flow hedge	-	-	-	-	-	458	-	458	24	482
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,948)	(2,948)	(1,083)	(4,031)
Foreign currency translation adjustment	-	-	-	-	-	(9,166)	-	(9,166)	(2,175)	(11,341)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	6,493	-	6,493	117	6,610
Comprehensive income of the year	-	-	-	-	-	(2,215)	145,790	143,575	57,383	200,958
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(59,677)	(59,677)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(33,197)	(33,197)
- Additional acquisition of non-controlling	-	-	-	-	(669)	-	-	(669)	(273)	(942)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(669)	-	-	(669)	(100,948)	(101,617)
Balances as of December 31, 2017	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

Balances as of January 1, 2018	660,054	660,054	132,011	29,974	881,795	(169,671)	589,167	2,123,330	465,748	2,589,078

- IFRS adoption	-	-	-	-	-	-	(52,564)	(52,564)	(979)	(53,543)
Initial balances restated	660,054	660,054	132,011	29,974	881,795	(169,671)	536,603	2,070,766	464,769	2,535,535
(Loss)/Profit for the year	-	-	-	-	-	-	(83,188)	(83,188)	140,603	57,415
Cash flow hedge	-	-	-	-	-	113	-	113	6	119
Adjustment for actuarial gains and losses	-	-	-	-	-	-	16,589	16,589	-	16,589
Foreign currency translation adjustment	-	-	-	-	-	6,930	-	6,930	(1,197)	5,733
Exchange difference from net investment in a foreign operation	-	-	-	-	-	(7,992)	-	(7,992)	(155)	(8,147)
Comprehensive income of the year	-	-	-	-	-	(949)	(66,599)	(67,548)	139,257	71,709
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(102,772)	(102,772)
- Contributions (devolution) of non-controlling shareholders, net	-	-	-	-	-	-	-	-	(84,442)	(84,442)
- Additional acquisition of non-controlling	-	-	-	-	(9,583)	-	-	(9,583)	(4,050)	(13,633)
- Capital Increase	69,380	69,380	-	-	68,223	-	-	137,603	-	137,603
- Deconsolidation CAM Group	-	-	-	-	-	-	(42,878)	(42,878)	18,221	(24,657)
- Deconsolidation Stracon GyM	-	-	-	-	51,709	-	(51,709)	-	(29,412)	(29,412)
Total transactions with shareholders	69,380	69,380	-	-	110,349	-	(94,587)	85,142	(202,455)	(117,313)
Balances as of December 31, 2018	729,434	729,434	132,011	29,974	992,144	(170,620)	375,417	2,088,360	401,571	2,489,931

The accompanying notes on pages 9 to 104 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES
(All amounts are expressed in thousands of S/ unless otherwise stated)

CONSOLIDATED STATEMENT OF CASH FLOWS

				For the year
				ended December 31,
	Note		2017	2018

OPERATING ACTIVITIES
Loss before income tax			255,543	170,733
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	26		199,794	125,419
Amortization of other assets	26		86,557	112,072
Impairment of inventories	26		40,908	-
Impairment of accounts receivable and other accounts receivable	26		19,109	65,076
Reversal of inventories	26		-	(26,993)
Impairment of property, plant and equipment	26		14,680	5,664
Impairment of intangible assets	28		49,609	-
Indemnification			3,220	686
Profit on fair value of financial asset at fair value through profit or loss			(34)	-
Change in the fair value of the liability for put option			(1,400)	(6,122)
Other Provisions	22		9,510	75,369
Financial expense,net			138,016	177,649
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	15 a) b	)	(1,327)	3,709
Reversal of provisions	22		(1,044)	(6,218)
Disposal of assets			5,438	16,327
Disposal of investments at fair value through profit or loss			106	-
(Profit) loss on sale of property, plant and equipment	16		(26,883)	7,105
Loss on sale of non-current asset held for sale			45	-
(Profit) loss on sale from available-for-sale financial assets			(25,768)	1,529
Profit on sale of investments in subsidiaries			(244,313)	(73,642)
Loss on remeasurement of accounts receivable			15,807	25,110
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress			(213,126)	(236,011)
Other accounts receivable			33,196	190,354
Other accounts receivable from related parties			(245,688)	24,609
Inventories			279,867	200,575
Pre-paid expenses and other assets			(6,494)	18,309
Trade accounts payable			463,401	10,917
Other accounts payable			49,319	(311,848)
Other accounts payable to related parties			(66,819)	92,613
Other provisions			(1,680)	(6,615)
Interest payment			(173,662)	(188,704)
Payments for purchases of intangibles - Concessions			(20,178)	(10,305)
Payment of income tax			(144,545)	(178,094)
Net cash provided by operating activities			491,164	279,273

INVESTING ACTIVITIES
Sale of investment			391,786	222,971
Sale of property, plant and equipment			127,221	31,852
Sale of financial asset at fair value through profit or loss			98	-
Sale of non-current assets held for sale			43,367	16,244
Interest received			6,992	36,508
Dividends received	15 b	)-33	3,758	1,823
Payment for purchase of investments properties			(1,183)	(209)
Payments for intangible purchase			(97,112)	(86,799)
Payments for purchase and contributions on investment in associate and joint ventures			(2,116)	(3,770)
Payments for property, plant and equipment purchase			(123,941)	(80,765)
Net cash provided by investing activities			348,870	137,855

FINANCING ACTIVITIES
Loans received			1,406,717	1,018,624
Amortization of loans received			(2,044,256)	(1,265,920)
Amortization of bonds issued			(39,151)	(28,914)
Payment for transaction costs for debt			(31,286)	-
Dividends paid to non-controlling interest			(43,942)	(102,772)
Cash received (return of contributions) from non-controlling shareholders			(33,197)	(59,053)
Capital increase			-	137,603
Acquisition or sale of interest in a subsidiary of non-controlling shareholders			(942)	389
Net cash applied to financing activities			(786,057)	(300,043)
Net increase (net decrease) in cash			53,977	117,085
Exchange difference			(34,867)	57,756
Cash and cash equivalents at the beginning of the year			606,950	626,180
Cash and cash equivalents at the end of the year			626,060	801,021

NON-CASH TRANSACTIONS:
Interest debt capitalization			26,015	3,361
Acquisition of assets through finance leases			48,507	2,365
Accounts payable to the non-controlling interest for purchase of investments			-	14,022
Contribution in inventories			-	25,389
Dividends declared to non-controlling interest			15,735	-

The accompanying notes on pages 9 to 104 are an integral part of the consolidated financial statements.

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2017 AND 2018

1	GENERAL INFORMATION

a)	Incorporation and operations

Graña y Montero S.A.A. (hereinafter the Company) was incorporated in Peru on August 12, 1996 as a result of the equity spin-off of Inversiones GyM S.A. (formerly Graña y Montero S.A.). The Company’s legal address is Av. Paseo de la Republica 4675, Surquillo Lima, Peru and is listed on the Lima Stock Exchange and the New York Stock Exchange (NYSE).

The Company is the parent of the Graña y Montero Group that includes the Company and its subsidiaries (hereinafter, the “Group”) and is mainly engaged in holding investments in different Group companies. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory, human resources management and leases office space to the Group companies.

The Group is a conglomerate of companies with operations including different business activities, the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services. See details of operating segments in Note 7.

b)	Authorization for issue of the financial statements

The consolidated financial statements for the year ended December 31, 2018 were prepared and issued with Management and Board of Directors authorization on March 7, 2019 and will be submitted for consideration and approval at the General Shareholders’ Meeting. Management expects that the consolidated financial statements as of December 31, 2018 will be approved with no changes.

c)	Current situation of the Company

1)	Projects conducted in association with companies of the Odebrecht Group

Our company and one of its subsidiaries participated as minority partners in certain entities that developed six infrastructure projects in Peru with companies belonging to the group Odebrecht (hereinafter Odebrecht). In 2016, Odebrecht entered into a Plea Agreement with the authorities of the United States Department of Justice and the Office of the District Attorney for the Eastern District of New York by which it admitted corruption acts in connection with two of these projects (tranches 2 and 3 of the Interoceanica Sur highway (“IIRSA Sur”) and the project to construct the Lima Metro (Electric Train)). As a result of this agreement, the Peruvian authorities opened investigations for this admitted illicits activities.

i)	IIRSA Sur

With respect to the investigations conducted in relation to IIRSA Sur, the Public Prosecutor's Office indicted the former Chairman of the Board of Directors, for collusion; a former Director, and a former executive of the Company, for money laundering. Subsequently, Graña y Montero S.A.A. and GyM S.A. were incorporated as subjects investigated in the case described above. The companies appealed this decision and later the Superior Court ruled in favor of both companies.
In addition, Graña y Montero S.A.A. and GyM S.A. have been incorporated as civilly liable third parties in the investigation process, which means that the court will assess whether these entities are obligated to compensate the Peruvian Government for damages suffered as a result of the facts under investigation.

ii)	Electric Train

The first Preparatory Investigation Court of Judicial Authority decided to incorporate GyM
S.A. as a civil responsible third party in the process related to the Electric Train construction project, Tranches 1 and 2. However, hitherto, no current or past director or officer of the Company has been incorporated in the investigation.

2)	The Construction Club

On July 11, 2017, the Peruvian Commission for Free Competition (“Indecopi”) initiated an investigation against several construction companies, including GyM S.A., about the existence of an alleged cartel called the Construction Club. Throughout the investigation, GyM S.A., has provided to Indecopi with all the information requested and continues collaborating with the ongoing investigations.

The Company’s former commercial manager is under a criminal investigation, as well as other individuals related to other construction companies. GyM S.A. has been incorporated in the criminal proceedings as civilly liable third party along with 11 other construction companies.

3)	Independent Investigation related to businesses with Odebrecht Group.

On January 9, 2017, the Board of Directors approved a plan to conduct an internal investigation related to six projects executed in association with Odebrecht.

On March 30, 2017, the Board of Directors created a Risk, Compliance and Sustainability Committee who was in charge of the oversight of the investigation independent from management. The external investigation was entrusted to the law firm Simpson, Thatcher and Bartlett, who reported exclusively to the Risk, Compliance and Sustainability Committee in order to preserve the independence of the investigation.

The independent investigation concluded on November 2, 2017 and found no evidence for determining that the Group or any of its former or current directors or executives had intentionally or knowingly participated in acts of corruption related to the six projects developed in association with Odebrecht.

We were informed by the press, that Odebrecht has signed an effective collaboration agreement with the Prosecutor´s Office and the Ad Hoc Prosecutor's Office in which, among other things, it is determined that Odebrecht will pay the Peruvian Government an indemnity calculated according to the parameters established in Law  No. 30737 and that Odebrecht will collaborate  with the Prosecutor’s Office providing all the relevant information it has about the facts under investigation

4)	Anticorruption Law - effects on the Group

Law 30737 and its regulation issued by Supreme Decree 096-2018-EF have mitigated the Company and subsidiaries exposure to the cases described in sub sections 1) and 2) above. These rules set clear guidelines to estimate the potential compensation reducing the uncertainty derived from the legal proceedings, by among other things, preventing the imposition of liens or attachments of assets that would impair its ability to operate.

The benefits of the mentioned rules are subject to the fulfillment of the following obligations:

•	The obligation to set up a trust that will guarantee any eventual payment obligation of an eventual civil compensation in favor of the Peruvian Government;

•	The obligation not to transfer funds abroad without the prior consent of the Ministry of Justice;
•	The implementation of a compliance program; and
•	The obligation to disclose information to the authorities and to collaborate in the investigation.

The Group has designed a compliance program which is currently under implementation. In addition, it fully cooperates with the authorities in its investigations and has executed a trust agreement with the Ministry of Justice that provides to the terms and conditions that govern the trust that will secure its contingent obligations for an amount confirmed by authorities of approximately US$24 million.

On the other hand, based on the standards indicated and their guidelines, management has estimated that the value of the contingency for the cases described above should not exceed US$45.8 million. (Note 22).

In the Club case is deemed incorporated within the scope of the referenced law, then the value of the assets assigned to the trust would need to be increased by approximately US$3 million and the potential contingency would increase by approximately US$3.1 million.

Nonetheless, the Company, through its external attorneys, continues to conduct a permanent evaluation of the information related to the criminal investigations described in this Note 1 in order to keep its defense prepared in the event of any new charges arises during said investigations. In conducting the aforementioned evaluation, the Company does not dismiss the possibility of finding incriminatory evidence nor that the authorities or third parties find incriminatory evidence that is not known to date.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied in all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations issued by the IFRS Interpretations Committee (IFRIC) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the IASB in force as of December 31, 2017 and December 31, 2018, respectively.

The consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments, financial assets at fair value through profit or loss, and available-for- sale financial assets measured at fair value. The financial statements are presented in thousands of Peruvian Sol, unless otherwise stated.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Also requires that the management exercise its critical judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

2.2	Consolidation of financial statements

a)	Subsidiaries

Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group evaluates measurement of the non-controlling interest on an acquisition-by-acquisition basis. At December 31, 2017 and 2018, the measurements of the non-controlling interest in the Group´s acquisitions were made at the non-controlling interest´s proportionate share of the recognized amounts of the acquiree´s identifiable net assets.

Business acquisition-related costs are expensed as incurred.

Any contingent consideration assumed by the Group with the selling party is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration are recognized in accordance with IFRS 9 “Financial Instruments“ as profit or loss.

Goodwill is initially measured as the excess of the acquisition cost, the fair value at the acquisition date of any interest previously acquired plus the fair value of the non-controlling interest, over the net identifiable assets acquired and liabilities and contingent liabilities assumed. If the acquisition cost is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss at the time of acquisition.

For consolidating subsidiaries, balances, income and expenses from transactions between Group companies are eliminated.  Profits and losses resulting from inter-company transactions that  are recognized as assets are also eliminated. Group companies use common accounting practices, except for those that are specifically required for specific businesses.

b) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions, in other words as transactions with owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interest are also recorded in equity at the time of disposal.

c) Disposal of subsidiaries

When the Group ceases to have control over a subsidiary, any retained interest in the entity is re- measured at its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss at such date. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that the amount previously recognized in other comprehensive income is reclassified to profit or loss.

d) Joint arrangements

Contracts in which the Group and one or more of the contracting parties have joint control on the relevant joint activities are called joint arrangements.

Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be both joint ventures as well as joint operations.

Joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post- acquisition profits or losses and movements in the comprehensive income statement.

The Group assesses on an annual basis whether there is any objective evidence that the investment in the joint ventures and associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the impairment loss in share of the profit or loss in associates and joint ventures under the equity method of accounting in the income statement. In addition, the Group stops the use of the equity method if the entity ceases to be an operating entity.

Joint operations are joint arrangements whereby the parties that have joint control of the arrangement, have rights over the assets, and obligations for the liabilities, relating to the arrangement. Each party recognizes its assets, liabilities, revenue and cost and its share of any asset or liability jointly held and, on any revenue, or cost arisen from the joint operation.

In the Group, joint operations mainly relate to consortiums (entities without legal personality) created exclusively for the development of a construction contract. Considering that the only objective of the consortium is to develop a specific project, all revenue and costs are included within revenue from construction activities and cost of construction activities, respectively.

e)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a holding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method (see section d) above).

Profits and losses resulting from transactions between the Group and its associates are recognized in the Group’s consolidated financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are changed where necessary to ensure consistency with the policies adopted by the Group.

Impairment losses are measured and recorded in accordance with section d) above.

2.3	Segment reporting

Operating segments are reported in a consistent manner with internal reporting provided to Management of the Group.

If an entity changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the Group restates the information for earlier periods unless the information is not available.

2.4	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in soles, which is the functional and presentation currency of the Group. All subsidiaries, joint arrangements and associates use the Peruvian Sol as their functional currency, except for foreign entities, for which the functional currency is the currency of the country in which they operate.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using prevailing the exchange rates at the date of the transactions or valuation when items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated income statement, except when deferred in other comprehensive income.

Exchange differences arising on loans from the Company to its subsidiaries in foreign currencies are recognized in the separate financial statements of the Company and separated financial statements of the subsidiaries. In the consolidated financial statements, such exchange differences are recognized in other comprehensive income and are re-classified in the income statement on the disposal of the subsidiary or debt repayment; to the extent such loans qualify as part of the “net investment in a foreign operation”.

Foreign exchange gains and losses of all monetary items are included in the income statement within financial income or expense.

c)	Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyper- inflationary economy) that have a functional currency different from the presentation currency of the Group are translated into the presentation currency as follows:

i)	Assets and liabilities for each statement of financial position are translated using the closing exchange rate prevailing at the date of the consolidated statement of financial position;
ii)
income and expenses for each income statement are translated at the average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rate on the date of the transaction);

iii)	capital is translated by using the historical exchange rate for each capital contribution made; and
iv)	all exchange differences are recognized as separate components in other comprehensive income (loss), within foreign currency translations adjustment.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate. Exchange differences are recognized in other comprehensive income.

2.5	Public services concession agreements

Concession agreements signed between the Group and the Peruvian Government entitle the Group, as a Concessionaire, to assume obligations for the construction or improvement of infrastructure and which qualify as public service concessions are accounted as defined by IFRIC 12, “Service Concession Arrangements”. The consideration to be received from the Government for the services of constructing or improving public infrastructure is recognized as a financial asset or as an intangible asset, as set forth below.

a)
It is recognized a financial asset to the extent that it has a contractual right to receive cash or other financial assets either because the Government secures the payment of specified or determinable amounts or because the Government will cover any difference arising from the amounts actually received from public service users in relation with the specified or determinable amounts. These financial assets are recognized initially at fair value and subsequently at amortized cost (the financial model).

b)
It is recognized an intangible asset to the extent that the service agreement grants the Group a contractual right to charge users of the public service. The resulting intangible asset is measured at cost and is amortized as described in Note 2.15 (intangible asset model).

c)	It is recognized a financial asset and an intangible asset when the Group recovers its investment partially by a financial asset and partially by an intangible asset (bifurcated model).

2.6	Cash and cash equivalents

In the consolidated statements of financial position and cash flows, cash and cash equivalents include cash on hand, on-demand bank deposits, other highly liquid investments with original maturities of three months or less and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in the balance of financial obligations as current liabilities.

2.7	Financial assets

2.7.1	Classification and measurement

The Group classifies its financial assets, according to its subsequent measurement, in the following categories: i) amortized cost; ii) financial assets at fair value through other comprehensive income; and
iii) financial assets at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired on the basis of the Group's business model for managing the financial assets and the characteristics of the contractual cash flows of the financial asset.

Management determines the classification of its financial assets at the date of its initial recognition and re-evaluates this classification at the date of each closing of its consolidated financial statements. As of December 31, 2017 and 2018, the Group only maintains financial assets in the following categories:

a)	Amortized cost

This category is the most relevant for the Group. The Group measures financial assets at amortized cost if the following conditions are met:

i)	The financial asset is held within a business model with the objective of maintaining the financial assets to obtain the contractual cash flows; and

ii)	The contractual terms of the financial asset generate cash flows, on specific dates, that are only payments of the principal and interest on the amount of the outstanding principal.

Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Profits and losses are recognized in profits or losses when the asset is written off, modified or impaired.

Commercial accounts receivable, accounts receivable from related companies, other accounts receivable, work in progress and cash and cash equivalents are included in current assets except for those over twelve months after the date of the consolidated statement of financial position. The latter are classified as non-current assets.

b)	Financial assets at fair value through other comprehensive results

Financial assets at fair value through other comprehensive income of the Group are classified in this category when they meet the following conditions:

i)	keep them within a business model whose objective is achieved by obtaining contractual cash flows and selling financial assets; and
ii)	the contractual terms of the financial asset give rise, on specific dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount.

They are included in the investment account of the subsidiary Inversiones en Autopistas S.A.

c)	Financial assets at fair value through profit or loss

Financial assets that do not meet the criteria of amortized costs or fair value through other comprehensive income are measured at fair value through profit or loss. The result in a debt investment that is subsequently measured at fair value through gains and losses is recognized in the consolidated statement of comprehensive income in the period in which it occurs.

Financial assets at fair value through profit or loss are non-derivative financial assets designated by the Group at their fair value upon initial recognition and are held for sale. These are included in current assets.

2.7.2	Derecognition of financial assets

The Group derecognises a financial asset when the contractual rights over the cash flows of the financial asset expire, or when it transfers the rights to receive the contractual cash flows in a transaction in which all the risks and benefits of ownership of the financial asset are substantially transferred, or does not transfer or retain substantially all the risks and benefits related to the property and does not retain control over the assets transferred.

The Group participates in transactions in which it transfers the assets recognized in its statement of financial position but retains all or substantially all the risks and advantages of the assets transferred, and/or control over them. In these cases, the assets transferred are not derecognised and are measured on a basis that reflects rights and obligations that the Group has retained.

2.8	Impairment of financial assets

IFRS 9 requires to register expected credit losses of all financial assets, except for those that are carried at fair value with an effect on results and shares, estimating it over 12 months or for the entire life of the financial instrument ("lifetime"). In accordance with the provisions of the standard, the Group applies the simplified approach (which estimates the loss for the entire life of the financial instrument), for the commercial debtors of the rental business line of the real estate sector, and the general approach for the trade accounts receivables, work in progress and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

The Group has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at 12 months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

For financial assets for which the Group has no reasonable expectation to recover, either the entire outstanding amount or a portion thereof, the gross carrying amount of the financial asset is reduced. This is considered a decrease in (partial) accounts of the financial asset.

2.9	Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at the end of each reporting period. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability (fair value hedge) or a highly probable forecast transaction (cash flow hedge). Derivatives are initially recognized at fair value on the date of subscription of the contract and are subsequently recognized at their fair value. The method to recognize the gain or loss resulting from changes in the fair values of the derivatives depends on the nature of the item being covered.

The Group documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The fair values of various derivative instruments used for hedging purposes and changes in the account reserves for hedging in equity are disclosed in Note 8. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity period of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity period of the hedged item is less than 12 months. Trading derivatives are classified as a current asset or liability.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as fair value hedges is recognized as other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecasted sale that is hedged takes place).

The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the income statement as “Financial income or Financial expenses”.

However, when the forecasted transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed assets), the gains or losses previously deferred in equity are transferred from equity and are included in the initial measurement of the cost of the non-financial asset. The deferred amounts are ultimately recognized in cost of goods sold in the case of inventory or in depreciation in the case of fixed assets.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within “other income and expenses, net”.

2.10	Trade accounts receivables

Trade receivables are amounts due from customers for goods or services sold by the Group. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non- current assets.

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any provision for impairment, except for receivables of less than one year that are stated at nominal amount which is similar to their fair values since they are short term.

Also includes the management estimates related to the engineering and construction, corresponding to rights of executed services that have not been approved by customers (Progress level valuation).

2.11	Work in progress

This account includes the balance of work in progress costs incurred that relates to future activities of the construction contracts and the constructions phase in concessions (see Note 2.26 for detail on Revenue from construction and concession activities).

Changes in estimates of contract revenues and costs can increase or decrease the estimated margin. When a change in the estimate is known, the cumulative impact of the change is recorded in the period in which it is known based on the progress made.

2.12	Inventories

The inventories include land, works in progress and finished buildings related to the real estate activity, materials used in the construction activity and merchandise and supplies marketed as part of the computer services segment.

a)	Real estate activity

Land used for the execution of real estate projects is recognized at acquisition cost. Work in progress and finished real estate includes the costs of design, materials, direct labor, borrowing costs (directly attributable to the acquisition, construction, production of the asset), other indirect costs and general expenses related to construction phase.

Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. The Group reviews annually whether inventories have been impaired identifying three groups of inventories to measure their net realizable value: i) land bought for future real estate projects which are compared to their net appraisal value; if the acquisition value is higher, a provision of impairment is made; ii) land under construction, impairment is measured based on cost projections; if these costs are higher than selling prices of each real estate unit, a estimate is made for impairment; and iii) completed real estate units; these inventory items are compared to the selling prices less selling expenses; if these selling expenses are higher, a provision for impairment is made.

For the reductions in the carrying amount of these inventories to their net realizable value, a provision is made for impairment of inventories with a charge to profit or loss for the year in which those reductions occur.

b)	Exploration and Extraction Activities

Inventories are valued at production costs or net realizable value (NRV), the one with lowest result, on the basis of the weighted average method. The NRV represents the value at which it is estimated to make oil, gas and its derivatives LPG and HAS, which is calculated on the basis of international prices at which discounts that are usually granted are deducted. Miscellaneous supplies, materials and spare parts are valued at cost or replacement value, whichever is less based on the average method. The cost of inventories excludes financing expenses and exchange differences. Inventories to be received are recorded at cost by the specific identification method.

The Group constitutes a devaluation of materials charged to income for the year in cases in which the book value exceeds its recoverable value.

c)	Other activities

Materials and supplies are recorded at cost by the weighted average method or at their replacement value, the lower. The cost of these items includes freight and non-refundable applicable taxes.

The estimation for devaluation of these items is estimated on the basis of specific analyzes made by the Management on its rotation. If it is identified that the book value of the stocks of materials and supplies exceeds their replacement value, the difference is charged to income in the year in which this situation is determined.

Management considers that at the date of the consolidated financial statements it is not necessary to establish provisions additional to those recognized in the financial statements to cover losses due to obsolescence of these inventories.

2.13	Investment property

Investment properties are shown at cost less accumulated depreciation and impairment losses, if any. Subsequent costs attributable to investment properties are capitalized only if it is probable that future economic benefits will flow to the Company and the cost of these assets can be measured reliably; if not, they are recognized as expenses when incurred.

Repair and maintenance expenses are recognized in profit and loss when they are incurred. If the property’s carrying amount is greater than its estimated recoverable amount, an adjustment to reduce the carrying amount to the recoverable amount is recognized.

Depreciation is determined at rates calculated to write off cost, less estimated residual value, of each asset on a straight-line basis over its estimated useful life. Significant components with useful lives substantially different are treated separately for depreciation purposes. The estimated useful lives of those properties range from 5 to 33 years.

The investment properties held by the Group correspond to: (i) "Agustino Plaza" Shopping Center, located in the El Agustino District, and (ii) the stores located within the stations of Line 1 of the Lima Metro; the properties owned by the subsidiary VIVA GyM SA have an estimated fair value of US$19.2 million, equivalent to S/64.3 million as of December 31, 2018 (US$34.5 million, equivalent to S/112.7 million, as of December 31 of 2017).

These investment properties have been leased under the modality of an operating lease.

2.14	Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance expense are charged to the income statement during the financial period in which they are incurred.

Assets under construction are capitalized as a separate component. At their completion, the cost of such assets is transferred to their definitive category.

Replacement units are major spare parts in which depreciation starts when the units are installed for use within the related asset.

Depreciation of machinery, equipment and vehicles recognized as “Major equipment” are depreciated based on their hours of use. Under this method, the total number of work hours that machinery and equipment is capable to produce is estimated and a charge per hour is determined. The depreciation of other assets that do not qualify as “Major equipment” is calculated under the straight-line method to allocate their cost less their residual values over their estimated useful lives, as follows:

Years
Buildings and facilities	Between 3 and 33
Machinery and equipment	Between 4 and 10
Vehicles	Between 2 and 10
Furniture and fixtures	Between 2 and 10
Other equipment	Between 2 and 10

Residual values and useful lives are reviewed and adjusted as appropriate at each reporting date. Gains and losses on disposals are recognized in “Other income and expenses, net” in the income statement. Regarding joint operations that carry out construction activities, the difference between the proceeds from disposals of fixed assets and their carrying amount is shown within “revenue from construction activities” and “cost of construction activities”, respectively.

2.15	Intangible assets

i) Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the purchase consideration, the amount of any non-controlling interest and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired. If the total of the consideration transferred, the non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Goodwill acquired in a business combination is allocated to each cash-generating units (CGU), or group of CGUs, that is expected to benefit from the synergies of the combination. Goodwill is monitored at the operating segment level.

Goodwill impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net” and cannot be reversed later.

ii) Trademarks

Trademarks acquired separately are shown at historical cost. Trademarks acquired in a business combination are recognized at fair value at the acquisition date. Management has determined that these trademarks have indefinite useful lives.

Trademark impairment reviews are performed at least annually and when events or changes in circumstances indicate a potential impairment. Any impairment is recognized immediately as an expense in item “Other income and expenses, net”.

iii) Concession rights

The intangible asset consisting of the right to charge users for the services related to service concessions agreements (Note 2.5 and Note 6.b) is initially recorded at the fair value of construction or improvement services. Before amortization is started, an impairment test is performed; it is amortized under the straight-line method, from the date revenue starts using the lower of its estimated expected useful life or effective period of the concession agreement.

iv) Contractual relationships with customers

Contractual relationships with customers are assets resulting from business combinations that were initially recognized at fair value as determined based on the expected cash flows from those relations over an estimated period of time based on the time period those customers will remain as customers of the Group (the estimation of useful life is based on the contract terms which fluctuate between 5 and 9 years). The useful life and the impairment of these assets are individually assessed.

v) Cost of development wells

Costs incurred in preparing wells to extract hydrocarbons in Blocks I, III, IV and V, located in Talara, are capitalized as part of intangible assets. These costs are amortized over the useful lives of the wells (estimated to be 5 years for Blocks I and V and unit of production method for Blocks III and IV), which is less than the period of the service agreement signed with Perupetro.

vi) Internally generated software and development costs

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Group are recognized as intangible assets when the following criteria are met:

-	It is technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product and use or sell it;
-	there is ability to use or sell the software product;
-	it can be demonstrated how the software product will probably generate future economic benefits;
-	technical, financial and other resources are available to complete the development and to use or sell the software product; and
-	expenses incurred during its development can be reliably measured.

Other development expenditures that do not meet these criteria are expensed as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Computer software development costs recognized as assets are amortized over their estimated useful lives, which fluctuate between 2 to 15 years.

vii)	Land use rights

Refers to the rights maintained by the subsidiary Promotora Larcomar S.A. Land use of rights are stated at historical cost less amortization and any accumulated impairment losses. The useful life of this asset is based on the agreement signed (60 years) and may be extended if agreed by parties. Amortization will begin when it becomes ready for its intended use by Management.

2.16	Impairment of non-financial assets

Assets subject to amortization are subject to impairment tests when events or circumstances occur that indicate that their book value may not be recovered. Impairment losses are measured as the amount by which the book value of the asset exceeds its recoverable value. The recoverable value of the assets corresponds to the higher of its fair value and its value in use. For purposes of the impairment assessment, assets are grouped at the lowest levels in which they generate identifiable cash flows (cash- generating units). The book value of non-financial assets other than goodwill that have been subject to write-offs for impairment are reviewed at each reporting date to verify possible reversals of impairment.

2.17	Financial liabilities

The financial liabilities of the Group include trade accounts payable, accounts payable to related parties, remuneration and other accounts payable. All financial liabilities are initially recognized at fair value and subsequently valued at amortized cost using the effective interest rate method.

Financial liabilities are classified as current liabilities if the payment must be made within a year or less (or in the normal operating cycle of the business if it is greater), otherwise, they are presented as non- current liabilities.

2.18	Trade accounts payable

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non- current liabilities.

Accounts payable are initially recognized at their fair value and subsequently are amortized at amortized cost using the effective interest method, except for accounts payable within less than one year that are recorded at their nominal value that is similar to their fair value due to its maturity in the short term.

2.19	Other financial liabilities

Corresponds to the loans and bonds issued by the Group, which are initially recognized at their fair value, net of the costs incurred in the transaction. These financial liabilities are subsequently recorded at amortized cost; any difference between the funds received (net of transaction costs) and the redemption value is recognized in the income statement during the period of the loan using the effective interest method.

The costs incurred to obtain these financial liabilities are recognized as transaction costs to the extent that it is probable that part or the entire loan will be received. In this case, these charges are deferred until the time the loan is received.

2.20	Borrowing costs

Debt costs are recognized at the income statement in the period in which they have been incurred, except for intangible assets and inventories in which the borrowing costs are capitalized.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period (more than 12 months) to reach their condition of use or sale, are added to the cost of said assets until the period when the assets are substantially ready for use or sale. The Group suspends the capitalization of borrowing costs during the periods in which the development of activities of a qualified asset has been suspended. The income obtained from the temporary investment of specific loans that have not yet been invested in qualified assets is deducted from the borrowing costs eligible for capitalization.

2.21	Current and deferred income tax

Income tax expense comprises current and deferred tax. Tax expense is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or equity. In this case, tax is also recognized in the statement of comprehensive income or directly in equity, respectively.

The current income tax is calculated based on the tax laws enacted at the date of the statement of financial position in the countries where the Company and its subsidiaries operate and generate taxable income. Management, where appropriate, establishes provisions based on amounts expected to be paid to the tax authorities.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates (and legislation) that have been enacted as of the date of the statement of financial position and that are expected to be applicable when the deferred income tax is realized or paid.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax arising from the initial recognition of goodwill is not recognized; likewise, the deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction that is not a combination of businesses that does not affect the accounting or tax profit or loss at the time of the transaction

2.22	Employee benefits

The Group recognizes a liability when the employee has rendered services in exchange for which is entitled to receive future payments and an expense when the Group has consumed the economic benefit from the service provided by the employee in exchange for the benefits in question.

The Group determines employee benefits in accordance with current labor and legal regulations and classifies them as short-term benefits, post-employment benefits, long-term benefits and termination benefits.

Short-term benefits are those other than termination indemnities, whose payment is settled in the twelve months following the end of the period in which the employees have rendered the services; they correspond to current remunerations (salaries, salaries and contributions to social security), annual paid and sick absences, participation in profits and incentives and other non-monetary benefits.

Post-employment benefits are those other than termination benefits that are paid after completing the period of employment with the entity. Retirement benefits or post-employment benefit plans can be classified into (i) Defined contribution plans and (ii) Defined benefit plans. The Group maintains defined benefit plans and therefore assumes the actuarial risk.

Long-term benefits are those benefits that must be paid more than twelve months after the end of the period in which the services were rendered. As of December 31, 2017, and 2018, the Group does not grant benefits in this category.

Termination benefits are those benefits payable as a result of: (i) the entity's decision to terminate the employee's contract before the retirement date, and (ii) the employee's decision to voluntarily accept the conclusion of the relationship of work.

Short-term benefits:

a) Current salaries and wages

The current remunerations are constituted by salaries, wages, contributions to social security, statutory bonuses and compensation for time of services. Salaries, wages and contributions to social security are settled on a monthly basis.

Entities of the Group recognize the expense and the related liability for statutory bonuses based on applicable laws and regulations effective in Peru, Chile, Bolivia, Guyana and Colombia. In Peru bonuses correspond to two monthly payments, settled one in July and one in December of each year.

The compensation for time of service corresponds to the indemnification rights of the staff, and is accrued based on the consideration of the service calculated according to the legislation in force in each country in which the entities that make up the Group operate and determine as follows: (i) in Peru it is equivalent to half the remuneration in force at the date of payment and this is effected by deposit in bank accounts designated by the workers in the months of May and November of each year; (ii) In Colombia, it is equivalent to 8.33% of the monthly remuneration, (iii) in Bolivia, the calculation is made taking into account the average salary or wages of the last three months. In Chile and Guyana, this benefit is not available.

b) Annual paid absences

Annual holidays are recognized on an accrual basis. The provision for the estimated obligation resulting from the services rendered by employees is recognized on the date of the consolidated statement of financial position and corresponds; (i) one month for personnel in Peru, (ii) fifteen days for personnel in Colombia, and (iii) in the case of Chile, they are subject to the worker's seniority and range from fifteen to thirty days.

c) Share in profits and incentives

The participation of the workers in the profits is determined on the basis of the legal provisions in force in each country where the entities that make up the Group operate, as follows: (i) in Peru it is equivalent to 5% of the taxable base determined by each Company of the Group, in accordance with current income tax legislation, (ii) in Chile, workers' participation is a component of the remuneration (equivalent to 4.75 minimum wages per year) and not a determinable percentage of the profit, (iii) in Colombia these benefits are not provided to employees.

Post-employment benefits

The subsidiary CAM has a pension plan for its staff. The liability recognized in the statement of financial position with respect to defined benefit plan is measured based on the present value of the obligation at the end of the reporting period less the fair value of the plan´s assets.

The present value of the defined benefit obligations is determined by discounting the estimated future cash flows using the interest rates of high quality corporate bonds denominated in the currency in which the benefits will be paid and with maturity periods similar to the obligations for pension plans. In countries where there is no market with instruments with similar characteristics, the market rate of government bonds will be used.

The remeasurements that arise from adjustments and changes in the actuarial assumptions are recorded in other comprehensive income in the period in which they arise.

Termination benefits.

The Group entities recognize the liability and expense for severance payments when they occur, based on the legal provisions in force in each country. In accordance with the legislation of Peru, the compensation for arbitrary dismissal for personnel with an indefinite contract amounts to 1.5 times the monthly remuneration for each year worked.

In Colombian legislation, compensation depends on the remuneration received; in the legislation of Chile is granted compensation of 30 days of salary for each year worked with a maximum salary of 330 days.

2.23	Provisions

a)	General

Provisions are recognized when i) the Group has a present legal or constructive obligation as a result of past events; ii) it is probable that an outflow of resources will be required to settle the obligation; and iii) the amount has been reliably estimated. Provisions are reviewed at year - end. If the time value of money is significant, provisions are discounted using a pre-tax rate that reflects, when applicable, the specific risks related to the liability. Reversal of the discount due to the passage of time results in the obligation being recognized with a charge to the income statement as a financial expense.

Contingent obligations when their existence will only be confirmed by future events or their amount cannot be reliably measured. Contingent assets are not recognized, and are disclosed only if it is probable that the Group will generate an income from economic benefits in the future.

b)	Provision for the closure of production wells

The subsidiary GMP S.A. recognizes a provision for the closure of operating units that correspond to the legal obligation to close oil production wells once the production phase has been completed. At the initial date of recognition, the liability that arises from this obligation measured at its fair value and discounted at its present value, according the valuation techniques established by IFRS 13, " Fair Value Measurement", and is simultaneously charged to the intangible account in the statement of financial position.

Subsequently, the liability is increased in each period to reflect the financial cost considered in the initial measurement of the discount, and the capitalized cost is depreciated based on the useful life of the related asset. When a liability is settled, the subsidiaries recognize any gain or loss that may arise. The fair value changes estimated for the initial obligation and the interest rates used to discount the flows they are recognized as an increase or decrease in the book value of the obligation and the asset to which they relate to. , Any decrease in the provision, and any decrease of the asset that may exceed the carrying amount of said asset is immediately recognized in the income statement.

If the review of the estimated obligation results in the need to increase the provision and, accordingly, increase the carrying amount of the asset, the subsidiaries should also take into consideration if the said increase corresponds to an indicator that the asset has been impaired and, if so, impairment tests are to be carried out (Note 2.16).

2.24	Put option arrangement

The subsidiary GyM S.A. signed a sale option contract on the equity of its subsidiary Morelco SAS (Note 32 b) that allows the shareholder to reallocate its shares over a period of 10 years. The amount payable under the option is initially recognized at the present value of the reimbursement under "Other accounts payable", directly charged to equity. The charge to equity is recorded separately as put options subscribed on the non-controlling interest, adjacent to the non-controlling interest in the net assets of the consolidated subsidiaries.

Subsequently, the financial liability is updated by changes in the assumptions on which the estimation of the expected cash flows is based and by the financial component due to the passage of time. The effects of this update are recognized in results. In the event that the option expires without being exercised, the liability is written off with the corresponding adjustment to equity.

2.25	Capital

Common shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity, as a deduction, of the proceeds, net of taxes.

Where any Group company purchases Company’s equity shares (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the company’s equity holders until the shares are cancelled, placed or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects is included in equity attributable to the Group’s equity holders.

2.26	Revenue recognition from contracts with customers

Revenues from contracts with customers are recognized, for each performance obligation, either during a period of time or at a specific time, depending on which method best reflects the transfer of control of the underlying products or services to the obligation of particular performance with the client.

The Group recognizes the income through the application of the five steps defined in the regulation i) identification of the contract with the client; ii) identification of performance obligations in the contract; iii) determination of the price of the transaction; iv) allocation of the transaction price for performance obligations; and v) recognition of income when (or as) a performance obligation is satisfied.

Subsequently, the Group policy of recognition of each type of income according to IFRS 15:

i)	Engineering and construction

Construction

These contracts have a single performance obligation, which is executed with the delivery of the work.

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project. Under this method, revenues are determined based on the proportion of actual physical completion compared to the total contracted physical construction commitment.

The contract generates assets when the costs incurred are greater than the cost associated with those revenues, otherwise liabilities are generated for the accrued costs not invoiced.

When it is probable that the total costs of the contract will exceed the related revenue, the expected loss is immediately recognized.

When the construction contract profit cannot be estimated reliably, the associated revenue is recognized to the extent of costs incurred are recoverable. Revenue is billed once approval is received by the owners of the work in progress.

Revenues for additional works come from a modification or instruction received from the client to make a change in the scope of work or the price, or both, and which may result in an increase or decrease in contract revenue. A modification is included in the contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably.

A claim is an amount that the Group seeks to collect from the customer or third party as reimbursement for costs not included in the contract price. Claims are included in contract revenue only when it is probable that the cost incurred are recoverable and the amount can be reliably measured.

Engineering

Revenues from engineering services are recognized using the method of the level of progress on the basis of the progress or percentage of completion in the accounting periods in which the services is provided. In this type of income there is a single performance obligation, which is performed when the service is provided over time, based on the degree of progress.

ii) Real-estate – Real estate, urban and industrial lots Sale of Real estate

Revenue from sales of real estate properties is recognized when control over the property has been transferred to the client with the delivery record. Revenue is measured based on the price agreed under the contract. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) the one corresponding to the transfer of the property, which includes the common areas of the building where these real estate is located, and ii) the one corresponding to the transfer of the common area outside the real estate assets but that are part of the real estate projects, which are recognized when the common area has been delivered.

Sale of urban lots

Revenue related to sales of urban lots is recognized when control over the property is transferred to the customer. Until this is met, the incomes received will be recognized as customer advances. Revenue is measured based on the transaction price agreed under the contract. These sales contracts have a single performance obligation for the sale of lots, which is executed upon delivery of the sale of the assets.

Sale of industrial lots

Revenue related to sales of industrial lots is recognized when control over the property has been transferred to the customer. Until this is met, the incomes received will be counted as customer advances. These sales contracts have two performance obligations: i) transfer of the industrial lot and ii) urban authorization of the industrial lot.

iii)	Infrastructure

Income for provided services of oil and gas extraction, fuel dispatch and other services

Revenues from the provision of these services are recognized using the level of advance method based on the progress or percentage of completion in the accounting periods in which the provision of the service takes place. In this type of income there is a single performance obligation, which is performed when the service is provided over time, based on the level of progress.

Income from the sale of oil and derivative products

Revenue from the sale of goods is recognized when the control of the assets is transferred to the customer, which is when the goods are delivered. In this type of income, there is only one performance obligation for the sale of oil; which is executed at the delivery of the goods.

Income from concession services

Revenues from the provision of operation and maintenance services are recognized using the advancement method based on the progress or percentage of completion in the accounting periods in which the service is provided. In this type of income there is only one performance obligation, executed when the service is provided, based on the level of progress.

2.27	Recognition of cost and expenses

Construction contracts

The costs of construction contracts are recognized as an expense in the period in which they are incurred.

Contract costs include all direct costs such as materials, labor, subcontracting costs, manufacturing and supply costs of equipment, start-up costs and indirect costs. Periodically, the Group evaluates the reasonableness of the estimates used in the determination of the percentage-of-completion. If, as a result of this evaluation, there are modifications to the revenue or cost previously estimated, or if the total estimated cost of the project exceeds expected revenues, an adjustment is made in order to reflect the effect in results of the period in which the adjustment or loss is incurred.

When the outcome of a construction work cannot be estimated reliably, the revenue of the contract is recognized only up to the amount of the contractual costs incurred and that are likely to be recovered.

Costs for sale of oil and derivative products

The costs of the services rendered and the costs of sales of petroleum and derivative products are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they accrue, regardless of when they are paid, and are recorded in the accounting periods to which they relate.

Costs for concession operation services

The costs of the operation and maintenance services are recognized when they are incurred, simultaneously with the recognition of related revenues. Other costs and expenses are recognized as they are accrued, regardless of when they are paid, and are recorded in the accounting periods with which they are related.

2.28	Leases

a)	The Group as a lessee

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases, including prepayments (net of any incentives received from lessor) are recognized in the consolidated income statement under the straight-line method over the lease term. The Group’s major kinds of operating leases are leases of machinery, computer equipment, printing equipment, among others.

Finance leases

Leases in which the Group assumes substantially all the risks and rewards of ownership of an asset are classified as finance leases. Each lease payment is allocated between the liability and finance charges so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The corresponding rental obligations, net of finance charges, are included in other payables, short- and long-term in the consolidated statement of financial position. The interest element of the finance cost is charged to the consolidated income statement of over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the useful life of the asset or the lease term.

b)	Group as a lessor

Operating leases and the leased assets are stated in the statement of financial position based on the nature of the asset. Revenue from operating leases are recognized under the straight-line method over the lease term and the incentives given to lessees reduce the revenue obtained from leases.

2.29	Dividend distribution

Dividend distribution to the Group shareholders is recognized as a liability in the financial statements in the period in which the dividends are approved.

2.30	Significant non-operating items

Significant non-operating  items are separately shown in the financial statements when  they are necessary to provide a more adequate understanding of the Group’s financial performance. These material items are income or expenses shown separately due to their nature or significant amount.

2.31	Reclassified Discontinued Operations from 2017

As part of the divestment process, the performance of the discontinued operations has been reclassified as follows:

		Reclassification
		discontinued operations
	2017	Completed	Planned	2017
				Reclassified
Ordinary activities income	6,080,142	(1,782,105)	(284,024)	4,014,013
Costs of orinary activities	(5,407,355)	1,656,114	239,680	(3,511,561)
Gross profit	672,787	(125,991)	(44,344)	502,452
Administrative expenses	(429,181)	73,966	32,761	(322,454)
Other (expenses) income, net	(20,545)	(13,159)	835	(32,869)
Profit from the sale of Investments	274,363	(239,818)	-	34,545
Profit (loss) of operation	497,424	(305,002)	(10,748)	181,674
Financial expenses	(185,445)	23,913	10,755	(150,777)
Financial income	15,407	(1,401)	(264)	13,742
Participation in the results of associates and businesses sets by the equity method	1,327	(854)	-	473
Profit (loss) before income tax	328,713	(283,344)	(257)	45,112
Income tax	(123,037)	76,878	(146)	(46,305)
Profit (loss) of the year of continued operations	205,676	(206,466)	(403)	(1,193)
Discontinued operation	3,562	206,466	403	210,431
Profit of the year	209,238			209,238

3	STANDARDS, AMENDMENTS AND INTERPRETATION ADOPTED IN 2018

3.1.	Current standards, amendments and interpretations adopted

The following current standards, amendments to the policies and interpretations have been adopted by the Group on January 1, 2018:

-
IFRS 9, financial instruments comprise mainly: i) the classification and measurement of financial assets and financial liabilities; ii) the new impairment model for the recognition of expected credit losses; and

iii) the new hedge accounting model.

-
IFRS 15, income resulting from contracts with customers, outlines a single integral model for the entities that will be used in accounting for the income derived from contracts with customers. It replaces the previous income recognition guide, including IAS 18, income, IAS 11, construction contracts and related interpretations.

-
The amendments to IFRS 15 clarify how to: i) identify a performance obligation in a contract; ii) determine if a company is a director or an agent; and iii) determine whether the income from the granting of a license should be recognized at a specific time or over time. In addition, the amendments to IFRS 15 include two additional transition exceptions.

-	The amendments to IFRS 2, payment on the basis of the shares, provide accounting requirements for:
i) the effects of the conditions of becoming and not becoming a beneficiary (Vesting and no-Vesting) in the measurement of cash payments settled on the basis of shares; ii) payment transactions based on shares with a net settlement characteristic for the withholding tax obligations; and iii) a modification of the terms and conditions of a payment based on assets that changes the classification of a payment transaction in cash to payment in equity.

-
The amendments to IAS 28, investments in associates and joint ventures, clarify that the choice to measure at fair value through profit or loss an investment in an associate or a joint venture that retains an entity that is a capital organization of the risk, or other qualifying entity, is available for each investment in an associate or joint venture on the basis of investment by investment, after its initial recognition.

-	Interpretation of IFRIC 22, Transactions in foreign currency and anticipated consideration, clarifies that:

i) the date of the transaction, in order to determine the exchange rate, is the date of initial recognition of if there are several payments or collections in advance, a transaction date is established for each payment or collection.

- Transfers of real estate investments (amendments to IAS 40, real estate investments) state that an entity will transfer real property to, or from, real estate investments when, and only when, there is evidence of a change in use. A change in use occurs if the property meets, or fails to meet, the definition of real estate investment. A change in management's intentions for the use of a property by itself does not constitute evidence of a change in use.

With the exception of IFRS 9, IFRS 15, the amendments to IFRS 15, and interpretations mentioned above, their adoption did not have a significant impact on the Group's financial statements

IFRS 9 “Financial Instruments”

a) Transition

IFRS 9, financial instruments, replaced IAS 39, financial instruments: recognition and measurement and was applied in accordance with the transitional provisions of IFRS 9, which require an entity to apply IFRS 9 in accordance with IAS 8, Accounting policies, change in accounting estimates and errors. The transitional provisions of IFRS 9 for the classification and measurement of financial assets and financial liabilities require an entity to retrospectively apply the requirements of IFRS 9.

In accordance with the optional exception of IFRS 9, the Group chose not to redo comparative figures. IFRS 9 does not apply to financial assets and financial liabilities that have been written off on the date of the initial adoption (ie the date an entity applies IFRS 9 for the first time), which for the Group corresponds to January 1, 2018).

b) Main changes

In general, the main changes introduced by IFRS 9 relate to the classification and measurement of financial assets, the introduction of a new impairment model based on expected credit losses (instead of losses incurred under IAS 39) and the accounting treatment of hedges.

Classification and measurement of financial assets and liabilities

The table below explains the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of financial assets of the Group and financial liabilities as of January 1, 2018:

	IAS 39		IFRS 9
Financial Assets	Measurement category	Balance	Measurement category	Balance
		S/ 000		S/ 000
Cash and cash equivalents	Loans and accounts receivables	626,180	Amortized cost	626,180
Trade accounts receivables and other account receivables	Loans and accounts receivables	1,447,629	Amortized cost	1,447,629
Unbilled work in progress	Loans and accounts receivables	672,163	Amortized cost	672,163
Financial assets related to Concession arrangements	Loans and accounts receivables	952,780	Amortized cost	952,780
Accounts receivable from related parties	Loans and accounts receivables	874,682	Amortized cost	872,110
Other accounts receivable	Fair value through profit or loss	181	Fair value through profit or loss	181

	IAS 39		IFRS 9
Financial liabilities	Measurement category	Balance	Measurement category	Balance
		S/ 000		S/ 000
Other financial loans	Amortized cost	1,561,754	Amortized cost	1,561,754
Finance leases	Amortized cost	128,309	Amortized cost	128,309
Bonds	Amortized cost	947,567	Amortized cost	947,567
Accounts payable and other accounts payable	Amortized cost	2,054,217	Amortized cost	2,054,217
Accounts payable to related parties	Amortized cost	81,128	Amortized cost	81,128
Derivative financial instruments used in hedging transactions	Fair value through other comprenhensive incomes	383	Fair value through other comprenhensive incomes	383

c) New Impairment Model

The model of credit loss incurred by IAS 39 was replaced by the expected credit loss model by IFRS 9. The expected credit losses are the present value of all unpaid amounts over the expected life of the financial instrument.

The new impairment model generally requires entities to recognize the expected credit losses in gains and losses for all financial assets, including those that originated or acquired recently. Although IFRS 9 does not require recognition of a provision for the loss in the initial recognition of the new financial asset, it is required for the following reporting date. This treatment is different from that of IAS 39, which did not require recognizing any impairment unless and until a loss event occurred after the initial recognition of the financial asset.

Under IFRS 9, impairment is measured as: i) expected credit losses in 12 months; or ii) expected credit losses over the life of the instrument.

The Group applies the simplified approach (which estimates the lifetime loss of the financial instrument), for the commercial debtors of the Real Estate business line of income, and the general approach for trade accounts receivable, pending work in progress receivable and other accounts receivable; the same that requires evaluating whether or not a significant increase in risk exists to determine whether the loss should be estimated based on 12 months after the reporting date or during the entire life of the asset.

The Group has established a policy to conduct an evaluation, at the end of each reporting period, to identify whether the asset has suffered a significant increase in credit risk since the initial date. Both the credit losses expected at 12 months and the expected credit losses during the life of the asset are calculated individually or collectively, depending on the nature of the portfolio.

d)	Hedge accounting

As permitted by IFRS 9, the Group continues to apply the requirements contained in IAS 39 for hedge accounting.

At the beginning of a hedging operation, the Group documents the relationship between the hedging instruments and the elements covered, as well as its risk management objectives and its strategy for carrying out various hedging transactions. The Group also documents its assessment, both at the beginning of the hedges and subsequently as to whether the derivative financial instruments used in hedging transactions are highly effective in offsetting changes in the fair values or cash flows of the hedged items.

The effective portion of changes in the fair value of derivative financial instruments that are designated as hedges of a particular risk associated with a recognized asset or liability or with a highly probable projected transaction is recognized in ORI. The gain or loss related to the ineffective part, if any, is recognized immediately in the consolidated statement of profit and loss.

The realized gain or loss recognized in the settlement of a hedging instrument designated as a cash flow hedge will be reclassified to the gains on the same basis as the cash flows received from the hedged item. When a hedging instrument no longer meets the criteria for hedge accounting, the accumulated gains or losses existing in ORI at that time are recognized in the profits immediately.

IFRS 15 “Revenue from Contracts with Customers” and amendments of IFRS 15

IFRS 15 introduces a 5-step model for revenue recognition for contracts with customers. This model requires that an entity: 1) identify the contract with the client; 2) identify performance obligations related to that contract; 3) determine the transaction price of the contract; 4) assigning said transaction price among the performance obligations; and 5) recognize income when (or as) the performance obligations are met. In addition to recognition and measurement, IFRS 15 also provides new requirements in the presentation and disclosures.

a) Transition

The Group chose to adopt IFRS 15 using the modified retrospective method, with the recognition of transitory adjustments in the opening of retained income at the date of initial application (January 1, 2018), without restating comparative figures.

IFRS 15 provides for certain optional business files, including those related to the initial adoption of the standard. The Group applied the following practical files after the adoption of IFRS 15 on January 1, 2018:

Practical Resource	Description
Contract	The Group applied IFRS 15 retrospectively only to contracts that have not been completed as of January 1, 2018.
Contract modifications
The Group did not separately evaluate the effects of each contract modification before January 1, 2018. Instead, it reflects the cumulative effect of all modifications that occurred prior to January 1, 2018 when:
i) satisfied and unsatisfied performance obligations were identified;
ii) the prices of the transaction were determined; and
iii) the transaction price was assigned to satisfied and unsatisfied performance obligations.

The Group evaluated the impact of the adoption of IFRS 9 and IFRS 15 in its consolidated financial statements; the impacts in Equity as of January 1, 2018 are shown as follows:

				As January 1, 2018
	Balance	Adjustment	Adjustment	Balance
	IAS18/39	IFRS 9	IFRS 9	IFRS
Retained earnings	589,167	(2,572)	(50,992)	535,603

As a result of the evaluation of IFRS 15, an adjustment of S/ 50.9 million has been made, which corresponds mainly to the reversal of variable considerations that came from customer claims for reimbursement of costs that are currently in the process of arbitration. In relation to the evaluation of IFRS 9, S/2.57 million was adjusted corresponding to impairment of financial assets with related parties. The adoption of the new standards did not affect the other comprehensive results.

The new accounting policies on revenue recognition are described in note 2.26.

3.2 Standards and amendments issued to be adopted at a later date

The following standard has been issued and is applicable to the Group for annual periods as of January 1, 2019 and after, its early application is permitted for entities that adopted IFRS 15:

- IFRS 16, leases, provides a complete model for the identification of lease agreements and their treatment in the financial statements of both tenants and lessors. It will replace IAS 17, leases, and its interpretation guides.

Considerations in the application of IFRS 16:

It is required that IFRS 16 be applied for annual reporting periods as of January 1, 2019. The Group is not adopting IFRS 16 in advance.

IFRS 16 introduces a single-lease accounting model for lessees that will result in the recognition in the balance sheet of most of its leases with few potential exceptions. The Group expects that the adoption of IFRS 16 will result in a substantial increase in its assets and liabilities due to the recognition of assets for the right to use the underlying asset and a lease liability that reflects the present value of the lease payments futures. The depreciation expense of the right-of-use asset and the interest expense of the lease liability will replace the operating lease expenses recognized in IAS 17.

During the year 2018, the Group evaluated the impact of the application of IFRS 16 in its consolidated financial statements. In this way, the Group is reviewing its leasing portfolio and is working on the change of certain internal processes and controls, including the implementation of a new lease management and accounting system. The Group is also evaluating the options of transition and the practical resources available in IFRS 16.

The following amendments to the standards have been issued and are applicable to the Group for its annual periods as of January 1, 2019 and subsequently, its early application is permitted:

- The functions of prepayment with negative compensation (amendments to IFRS 9, financial instruments) allow financial assets with a prepayment option that could result in the holder of the option receiving compensation for early termination to meet the single payments of the principal and interest if certain specific criteria are met.

- Long-term interests in associates and joint ventures (amendments to IAS 28, investments in associates and joint ventures) clarify that an entity applies IFRS 9, including its impairment requirements, to long- term investments in an associate or joint venture which is part of the net investment in the associate or joint venture, but to which the equity participation method is not applied.

- Amendments to IFRS 3, business combinations, indicate that an entity will reimburse its previously held interest in a joint operation when it obtains control of the business.

- Amendments to IFRS 11, joint agreements, indicate that an entity will not reimburse its previously held interest in a joint operation when it obtains joint control of the business.

- Amendments to IAS 12, income tax, clarify that all the consequences of dividend income tax (that is, the distribution of profits) must be recognized in profit or loss, regardless of how the tax arises.

- Amendments to IAS 23, borrowing costs, clarify that, if a specific loan is still pending after the related asset is ready for its intended use or sale, that loan becomes part of the funds that an entity borrows in general when calculating the capitalization rate on general loans.

- Modification of the plan, reduction or liquidation (amendments to IAS 19, benefits for employees) specifies how an entity determines pension expenses when changes occur in a defined benefit pension plan. When carried out - a correction, restriction or settlement - IAS 19 requires an entity to set aside its net defined benefit or net asset liability. The amendments require an entity to use the updated assumptions of this remeasurement to determine the current cost of the service and the net interest for the rest of the reporting period after the change in the plan.

It is not expected that other IFRS or IFRIC interpretations that are not yet valid may have a significant impact on the consolidated financial statements.

4	FINANCIAL RISK MANAGEMENT

Financial risk management is carried out by the Group’s Management. Management oversees the general management of risks in specific areas, such as foreign exchange rate risk, price risk, cash flow and fair value interest rate risk, credit risk, the use of derivative and non-derivative financial instruments and the investment of excess liquidity as well as financial risks and carries out periodic supervision and monitoring.

4.1	Financial Risk Factors

The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures in one of its subsidiaries and considers the use of other derivatives in the event that it identifies risks that may generate an adverse effect for the Group in the short and medium-term.

a)	Market risks

i)	Foreign exchange risk

The Group is exposed to exchange rate risk as a result of the transactions carried out locally in foreign currency and due to its operations abroad. As of December 31, 2017, and 2018 this exposure is mainly concentrated in fluctuations of U.S. dollar, the Chilean and Colombian Pesos. The foreign exchange risk of the investments in Mexico, Bolivia and Panama are not significant due to the volume of operations.

At December 31, 2018, the consolidated statement of financial position includes the following:

		2017		2018
	S/(000)	USD(000)	S/(000)	USD(000)
Assets	1,851,309	570,511	2,273,132	674,753
Liabilities	1,982,007	610,788	2,042,176	604,383

The Group’s exchange gains and losses for the Peruvian Sol, the Chilean and Colombian Pesos exposure against the U.S. dollar was:

	2017	2018
Gain	329,751	382,104
Loss	(323,927)	(405,380)

If at December 31, 2018 the Peruvian Sol and the Chilean and Colombian Pesos had strengthened/weakened by 2% against the U.S. dollar, with all other variables held constant, the pre-tax profit for the year would have increased/decreased by S/0.5 million (S/0.1 million in 2017).

The consolidated statement of changes in equity comprises a foreign currency translation adjustment originated by its subsidiaries. The statement financial position includes assets and liabilities in functional currency equivalent to:

		2017		2018
	Assets	Liabilities	Assets	Liabilities
CLP	77,199,082	74,447,874	48,129,848	49,728,313
COP	101,300,811	74,319,654	163,560,697	76,978,655

The Group´s foreign exchange translation adjustment for 2018 was positve for S/5.7 million (negative for S/11.3 million in 2017).

ii)	Price risk

Management considers that the exposure of the Group to the price risk of its investments in mutual funds, bonds and equity securities is low, since the invested amounts are not significant. Any fluctuation in their fair value will not have any significant impact on the balances reported in the consolidated financial statements.

iii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk mainly arises from its long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. Group policy is to maintain most of its borrowings at fixed rate instruments; 46.9% of total debt in 2018 (57.8% in 2017) was contracted at fixed rates and 53.1% at variable rates (42.2% in 2017) which consisted of a 27.7% fixed rate plus VAC (adjusted for inflation) and the remaining 25.4% at a variable rate (22.9% fixed rate + VAC and the remaining 19.3% at a variable rate in 2017).

The debt subject to fixed rate plus VAC is related to a bond issued in Peruvian Sol to finance the GyM Ferrovías Project, Metro Line 1 (Note 19). Any increase in the interest rate resulting from higher inflation will have no significant impact on the Group’s profit because these revenues are also adjusted for inflation.

During 2018 and 2017 borrowings at variable rates are denominated in Peruvian Sol and U.S. dollars and the Group´s policy is to manage their cash flow risk by using interest-rate swaps, which are recognized under hedge accounting. However, regarding the variable rate loans related to GSP (Note 18 a-ii), Management decided to assume the risk since it expects to pre-pay them before due.

If at December 31, 2018, the Libor rate plus 3 months had increased/ decreased by 5%, with all other variables held constant, the pre-tax profit for the year would have increased/ decreased by S/0.75 million (S/0.49 million in 2017). In 2018 and 2017 there were no significant ineffectiveness in the cash flow hedge.

  b) Credit risk

Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as customer credit counterparties, including the outstanding balance of accounts receivable and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

With respect to loans to related parties, the Group has measures in place to ensure the recovery of these loans through the controls maintained by the Corporate Finance Management and the performance evaluation conducted by the Board.

No credit limits were exceeded during the reporting period, and Management does not expect the Group to incur any losses from performance by these counterparties, except for the ones already recorded at the financial statements.

c) Liquidity risk

Prudent liquidity risk management implies maintaining  sufficient cash and  cash equivalents, the availability of funding through an adequate number of sources of committed credit facilities and the capacity to close out positions in the market. Historically, the Group cash flows enabled it to maintain sufficient cash to meet its obligations. However, as of December 31, 2016, the Group started to experienced liquidity risk due to the early termination of the GSP concession agreement and the obligations assumed (Note 15 a-i). As a consequence, the Group started a disinvestment plan to be able to meet the obligations resulting from this scenario (Note 36).

Group Corporate Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs, so that the Group does not breach borrowing limits or covenants, where applicable, on any of its borrowing facilities. Less significant financing transactions are controlled by the Finance Management of each subsidiary.

Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal statement of financial position ratio targets and, if applicable, external regulatory or legal requirements; for example, foreign currency restrictions.

Surplus cash held by the operating entities over the balance required for working capital management are invested in interest-bearing checking accounts or time deposits, selecting instruments with appropriate maturities and sufficient liquidity.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total

At December 31, 2017
Other financial liabilities (except
for finance leases)	1,003,500	336,913	290,253	-	1,630,666
Finance leases	72,864	41,877	24,022	638	139,401
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payables	1,453,046	-	-	-	1,453,046
Accounts payables to related
parties	55,174	25,954	-	-	81,128
Other accounts payables	153,498	34,527	371,976	-	560,001
Other non-financial liabilities	-	383	-	-	383
	2,847,828	588,640	1,039,600	1,273,285	5,749,353

	Less than	1-2	2-5	More than
	1 year	years	years	5 years	Total
At December 31, 2018
Other financial liabilities (except
for finance leases)	816,122	273,079	129,233	41,577	1,260,011
Finance leases	15,151	7,489	14,094	-	36,734
Bonds	111,080	153,287	355,667	1,174,404	1,794,438
Trade accounts payables	1,079,531	-	-	-	1,079,531
Accounts payables to related
parties	55,941	21,849	-	-	77,790
Other accounts payables	116,806	17,777	338,627	-	473,210
Other non-financial liabilities	-	61	-	-	61
	2,194,631	473,542	837,621	1,215,981	4,721,775

4.2	Capital management risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In 2017 the situation of the Group, has lead Management to monitor deviations that might cause the non-compliance of covenants and may hinder renegotiation of liabilities (Note18-a).

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2017, and 2018, the gearing ratio is presented below indicating the Group’s strategy to keep it in a range from 0.10 to 0.70.

	2017	2018
Total financial liabilities and bonds	2,637,630	2,139,714
Less: Cash and cash equivalents	(626,180)	(801,140)
Net debt	2,011,450	1,338,574
Total equity	2,589,078	2,489,931
Total capital	4,600,528	3,828,505
Gearing ratio	0.44	0.35

4.3	Fair value estimation

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

The table below shows the Group’s assets and liabilities measured at fair value at December 31, 2017 and 2018:

	Level 1	Level 2	Total
At December 31, 2017

Financial assets
Financial assets at fair value through profit or loss	181	-	181

Financial liabilities
Derivatives used for hedging	-	383	383

At December 31, 2018

Financial liabilities
Derivatives used for hedging	-	61	61

5	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments used are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)	Estimated impairment of goodwill and other intangible assets with indefinite useful life

Impairment reviews are undertaken annually to determine if goodwill arising from business acquisitions and other intangible assets with indefinite useful life are impaired, in accordance with the policy described in Note 2.15-i). For this purpose, goodwill is allocated to the different CGU to which it relates while other intangible assets with indefinite useful life are assessed individually. The recoverable amounts of the CGU and of other intangible assets with indefinite useful life have been determined based on the higher of their value-in-use and fair value less costs to sell. This evaluation requires the exercise of Management’s professional judgment to analyze any potential indicators of impairment as well as the use of estimates in determining the value in use, including preparing future cash flows, macro-economic forecasts as well as defining the interest rate at which said cash flows will be discounted.

If the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of their business units might decrease. If management determines the factors that reduce the fair value of the business are permanent, those economic factors will be taken into consideration to determine the recoverable amount of those business units and therefore, goodwill as well as other intangible assets with indefinite useful life may be deemed to be impaired, which may cause their write-down to be required.

In accordance with the impairment evaluations carried out by the Management, losses due to deterioration of the goodwill and of the trademarks have been recognized; they were generated by the decrease in the expected flows as a reduction of the contracts’ "backlog".

At December 31, 2017 and 2018 the Group has performed a sensitivity analysis increasing or decreasing the assumptions of gross margin, discount rate and revenue and terminal growth rate by a 10%, with all the other variables held constant, as follows:

	Difference between recoverable amount and carrying amounts
		2017		2018
Goodwill

Gross margin	(10%)	+10%)	(10%)	+10%)
Engineering and construction	81.31%	143.63%	0.51%	41.12%
Electromechanical	197.30%	620.85%	(9.73%)	38.89%
IT equipment and services	0.32%	38.87%	42.60%	101.27%
Telecommunication services	465.17%	1339.26%	-	-

Discount rate:	(10%)	10%	(10%)	10.00%
Engineering and construction	146.07%	86.86%	39.19%	6.65%
Electromechanical	478.08%	354.39%	29.36%	2.97%
IT equipment and services	30.06%	11.25%	77.06%	48.93%
Telecommunication services	2190.66%	1967.37%	-	-

Terminal growth rate:	(10%)	+10%)	(10%)	+10%)
Engineering and construction	107.41%	117.91%	18.48%	23.30%
Electromechanical	402.19%	416.25%	12.90%	16.34%
IT equipment and services	18.54%	20.52%	59.73%	62.91%
Telecommunication services	2232.86%	2394.81%	-	-

Trademarks
Revenue growth rate:	(10%)	+10%)	(10%)	+10%)
Morelco	16.37%	(4.79%)	75.00%	116.27%
Vial y Vives - DSD	(40.72%)	(63.32%)	27.40%	55.71%
Adexus	22.10%	(0.10%)	21.40%	48.38%

Discount rate:	(10%)	+10%)	(10%)	+10%)
Morelco	(7.21%)	22.92%	126.00%	72.33%
Vial y Vives - DSD	(58.56%)	(45.65%)	29.54%	55.99%
Adexus	(2.13%)	28.02%	56.26%	18.49%

Terminal growth rate:	(10%)	+10%)	(10%)	+10%)
Morelco	8.61%	3.17%	91.70%	99.82%
Vial y Vives - DSD	(51.36%)	(54.47%)	38.99%	44.26%
Adexus	13.27%	8.86%	31.90%	48.38%

In 2018 if the discount rate or terminal growth rate had been 10% below or 10% above Management’s estimates, the Group would have not recognized a provision for impairment of goodwill; however, at the same variation, the Group would have to recognized a provision for impairment of the Electromechanical GMA (in 2017 would have not recognized a provision for impairment).

In 2018 if the revenue growth rate, terminal growth rate or the discount rate had been 10% or had been 10% above Management’s estimates, the Group would have not recognized a provision for impairment in trademarks (in 2017, would have recognized a provision for impairment of trademark in Morelco, Vial y Vives-DSD and Adexus).

At December 31, 2017, as a result of these evaluations, an impairment was identified and recorded in the Engineering and Construction CGU, trademark impairment in Vial y Vives-DSD and goodwill impairment in Morelco (Note 17).

b) Income taxes

Determination of the tax obligations and expenses requires interpretations of the applicable tax laws and regulations. The Group seeks legal and tax counsel before making any decision on tax matters.

Deferred tax assets and liabilities are calculated on the temporary differences arising between the tax basis   of   assets   and   liabilities   and   the   amounts   stated   in   the   financial   statement of each entity that makes up the Group, using the tax rates in effect in each of the years in which the difference is expected to reverse. Any change in tax rates will affect the deferred income tax assets and liabilities. This change will be recognized in the income statement in the period in which the change takes effect.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available evidence, including factors such as historical data, projected income, current operations and tax planning strategies. A tax benefit related to a tax position is only recognized if it is more likely than not that the benefit will ultimately be realized.

The Group´s maximum exposure to tax contingencies amounts to S/14.7 million.

c) Percentage of completion revenue recognition

Revenues from construction contracts are recognized using the percentage-of-completion method which is based on the completion of a physical proportion of the overall work contract considering total costs and revenues estimated at the end of the project (Note 2.25 i).

As of December 31, 2017 and 2018, a sensitivity analysis was performed considering a 10% increase/decrease in the Group’s gross margins, as follows:

	2017	2018
Revenues	2,214,108	1,961,100
Gross profit	106,902	32,685
%	4.83	1.67
Plus 10%	5.31	1.84
Increase in pre-tax profit	10,667	3,399
	117,569	36,084

Less 10%	4.35	1.50
Decrease in pre-tax profit	(10,667)	(3,399)
	96,235	29,286

At December 31, 2018 the present value of the estimated provision for closure of 158 wells located in Talara amounted to S/20.3 million (S/16.8 million as of December 31, 2017 for closure of 144 wells). The well closure liability is adjusted to reflect the changes that resulted from the passage of time and from reviews of either the date of occurrence or the amount of the present value of the originally estimated obligations (Note 17-d).

The Group estimates the present value of its future obligation for well closure costs, or well closure liability, and increases the carrying amount of the asset that will be withdrawn in the future and that is shown under the heading of intangibles in the statement of financial position.

The pre-tax discount rate used for the present value calculation was 2.46% for Block I and 2.51% for Block V (2.09% for block I and 2.27% for block V for year 2017), and 2.98% for Blocks III and IV, (2.72% for year 2017) based on 3, 5 and 30-year rate used on U.S. bonds effective at December 31, 2018

If, at December 31, 2017 and 2018, the estimated rate had increased or decreased by 10%, with all variables held constant, the impact on pre-tax profit would have not been significant.

e) Impairment of investment in Gasoducto Sur Peruano

Based on the termination of the concession agreement, on which Gasoducto Sur Peruano S.A. (GSP) acts as concessionaire (Note 15 a-i), the Group identified potential impairment indicators affecting the recoverability of its investment. Consequently, the Group has applied the rules stated in IAS 36, ‘Impairment of assets” to determine the recoverable amount of this investment.

In that process, the Group has applied judgment to weight the various uncertainties surrounding the amount that can be recovered from this investment. Management has determined the recoverable amount assuming two key factors: (i) the amount that GSP will recover as a result of the public auction, and (ii) the validity of its right to subordinate the Odebrecht Group’s debts in GSP.

With relation to the amount to be recovered by GSP, the Group is assuming a recovery of the minimum amount established in the concession agreement, which is equivalent to 72.25% of the Net Carrying Amount (NCA) of the Concession assets. This amount, in substance, represents a minimum payment to be obtained by GSP based on a public auction (liquidation) to be set up for the adequate transfer of the Concession’s assets to a new Concessionaire within a year, under the relevant contractual terms and conditions.

With relation to the validity of its right to subordinate the Odebrecht Group’s liabilities in GSP, Management´s assessment, in consultation with its legal advisors, is that although some uncertainties exist, these do not represent a material risk for exercising this right.

The concession agreement also established two additional tranches of 82.5% or 100% of the NCA to be recovered as a result of public auction, depending on several factors. In any of these scenarios, the Group would be able to recover their total investment and no additional impairment would be necessary to be recognized.

The calculation of the impairment estimate assumes a GSP settlement process in accordance with Peruvian legislation, whereby the value of the asset to be recovered is applied first to the payments of liabilities in the different categories of creditors and the remainder, if the case, to the payment of the shareholders, taking into account the existing subordination agreements.

5.2	Critical judgments in applying of the accounting policies

Consolidation of entities in which the Group holds less than 50%

The Group owns some direct and indirect subsidiaries of which the Group has control even though it has less than 50% of the voting rights. These subsidiaries mainly comprise indirect subsidiaries in the real estate business owned through Viva GyM S.A., has the power to affect the relevant activities that impact the subsidiaries’ returns, where even though the Group holds interest between 30% and 50%. Additionally, the Group has control de facto by a contractual agreement with the majority investor over Promotora Larcomar
S.A. of which it owns 46.55% of equity interest.

Consolidation of entities in which the Group does not have joins control but holds rights and obligations over the assets and liabilities

The Group assesses, on an ongoing basis, the nature of the contracts signed with one or more parties. If no control or joint control is determined to be held by the Group but it has rights over assets and obligations for liabilities under the arrangement, then the Group recognizes its assets, liabilities, revenue and expenses and its share of any jointly controlled assets or liabilities and any revenue or expense arising under the arrangement as a joint operation in accordance with IFRS 11 - Joint arrangements (Note 2.2-d).

6.	INTERESTS IN OTHER ENTITIES

The consolidated financial statements include the accounts of the Group and its subsidiaries. Additionally, the consolidated financial statements of the Group include its interest in joint operations in which the Company or certain subsidiaries have joint control with their partners (Note 2.2-d).

a)	Principal subsidiaries

The following table shows the principal direct and indirect subsidiaries classified by operating segment (Note 7):

Name	Country	Economic activity
Engineering and Construction:

GyM S.A.	Peru, and Colombia	Civil construction, electro-mechanic assembly, buildings management and implementing housing development projects and other related services.

GyM Chile S.p.A.	Chile	Electromechanical assemblies and services to energy, oil, gas and mining sector.

Vial y Vives - DSD S.A.	Chile	Electromechanical assemblies and services. Develop activities related to the construction of engineering projects, civil construction projects and electromechanical assemblies, as well as architectural design and installations in general. Construction and assemblies and electromechanical services in the sectors of energy, oil, gas and mining.

GMI S.A.	Peru, Mexico, and Bolivia	Advisory and consultancy services in engineering, carrying out studies and projects, managing projects and supervision of works.

Morelco S.A.S	Colombia and Ecuador	Providing construction and assembly services, supplying equipment and material to design, build, assemble, operate and maintain all types of mechanical engineering, instrumentation and civil work.

Infrastructure:

GMP S.A.	Peru	Oil and oil by-products extraction services, as well as providing storage and fuel dispatch services.

Oiltanking Andina Services S.A.	Peru	Operation of the gas processing plant of Pisco - Camisea.

Transportadora de Gas Natural Comprimido Andino S.A.C.	Peru	Supply, process and market natural gas and its derivative products.

Concar S.A.	Peru	Highway and roads concessions operation and maintenance.

GyM Ferrovías S.A.	Peru	Concession for the operation of the public transportation system of the Line 1 of the Lima Metro (Metro de Lima Metropolitana).

Survial S.A.	Peru	Concession for constructing, operating and maintaining Section 1 of the “Southern Inter-oceanic” highway.

Norvial S.A.	Peru	Concession for restoring, operating and maintaining the “Ancón - Huacho - Pativilca” section of the Panamericana Norte road.

Concesión Canchaque S.A.C.	Peru	Concession for operating and maintaining of the Buenos Aires - Canchaque highway.

Concesionaria Vía Expresa Sur S.A.	Peru	Concession for designing, constructing, operating and maintaining the Via Expresa - Paseo de la República in Lima.

Name	Country	Economic activity
Real estate:
VIVA GyM S.A.	Peru	Developing and managing real estate projects directly or together with other partners.

Parent company operation:

Adexus S.A.	Chile, Peru, Colombia and Ecuador	IT solutions services.

CAM Holding S.p.A.	Chile	Electric and technological services for the power industry.

Generadora Arabesco S.A.	Peru	Implementing projects related to electric power-generating activities.

Larcomar S.A.	Peru	Exploiting land right to use the Larcomar Shopping Center.

Promotora Larcomar S.A.	Peru	Building a hotel complex on a plot of land located in the district of Miraflores.

Promotores Asociados de Inmobiliarias S.A.	Peru	Operating in the real-estate industry and engaged in the development and sale of office premises in Peru.

Negocios del Gas S.A.	Peru	Construction, operation and maintenance of the pipeline system to transport natural gas and liquids.

Inversiones en Autopistas S.A.	Peru	Holding company of shares, participations or any other credit instrument or investment document.

The following table shows the Group’s subsidiaries and related interest as of December 31, 2018:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.24%	-	98.24%	1.76%
- Morelco S.A.S.	-	70.00%	70.00%	30.00%
GyM Chile SpA	-	94.49%	99.99%	0.01%
- V y V – DSD S.A.	-	94.49%	94.49%	5.51%
GMI S.A.	89.41%	-	89.41%	10.59%
- Ecotec	-	99.99%	99.99%	0.01%
- Gm Ingenieria y Construcción de CV	-	99.00%	99.00%	1.00%
- Gm Ingeniería Bolivia S.R.L.	-	99.00%	99.00%	1.00%
- Consorcio Vial La Concordia	-	88.00%	88.00%	12.00%

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
- Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
- Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
Concar S.A.	99.99%	-	99.99%	0.01%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%
Concesionaria Vía Expresa Sur S.A.	99.98%	0.02%	100.00%	-

Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%

Parent company operations:
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Promotores Asociados de Inmobiliarias S.A.	99.99%	-	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	100.00%	-	-	-
Cam Holding S.p.A.	100.00%	-	100.00%	-
Adexus S.A.	99.99%	0.01%	100.00%	-

The following table shows the Group’s subsidiaries and related interest as of December 31, 2017:

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Engineering and Construction:
GyM S.A.	98.23%	-	98.23%	1.77%
- GyM S.A. subsidiarias	-	87.06%	87.06%	12.94%
Stracon GyM S.A.	-	87.59%	87.59%	12.41%
GyM Chile SpA	-	99.99%	99.99%	0.01%
V y V – DSD S.A.	-	94.49%	94.49%	5.51%
Morelco S.A.S.	-	70.00%	70.00%	30.00%
GMI S.A.	89.41%	-	89.41%	10.59%

Infrastructure:
GMP S.A.	95.00%	-	95.00%	5.00%
Oiltanking Andina Services S.A.	-	50.00%	50.00%	50.00%
Transportadora de Gas Natural
Comprimido Andino S.A.C.	-	99.93%	99.93%	0.07%
Concar S.A.	99.75%	-	99.75%	0.25%
GyM Ferrovias S.A.	75.00%	-	75.00%	25.00%
Survial S.A.	99.99%	-	99.99%	0.01%
Norvial S.A.	67.00%	-	67.00%	33.00%
Concesión Canchaque S.A.	99.96%	-	99.96%	0.04%

	Percentage of common shares directly held by Parent (%)	Percentage of common shares held by Subsidiaries (%)	Percentage of common shares held by the group (%)	Percentage of common shares held by non- controlling interests (%)
Real Estate:
Viva GyM S.A.	63.44%	36.10%	99.54%	0.46%
- Viva GyM S.A. subsidiarias	-	60.51%	60.51%	39.49%

Parent company operations:
Cam Holding S.p.A.	100.00%	-	100.00%	-
Coasin Instalaciones Ltda.	-	100.00%	100.00%	-
CAM Servicios del Perú S.A.	73.16%	-	73.16%	26.84%
Adexus S.A.	99.99%	0.01%	100.00%	-
Generadora Arabesco S.A.	99.00%	-	99.00%	1.00%
Larcomar S.A.	79.66%	-	79.66%	20.34%
Promotora Larcomar S.A.	46.55%	-	46.55%	53.45%
Promotores Asociados de Inmobiliarias S.A.	99.99%	-	99.99%	0.01%
Negocios del Gas S.A.	99.99%	0.01%	100.00%	-
Agenera S.A.	99.00%	1.00%	100.00%	-
Inversiones en Autopistas S.A.	99.99%	0.01%	100.00%	-
In June 2018, the Company increased its interest in the shares of Adexus S.A. to 100% (Note 32-a). All investments in subsidiaries have been included in the consolidation. The percentage of voting rights in those subsidiaries is directly held by the Parent Company and do not significantly differ from the percentage of shares held.

In 2017, the Group sold GMD S.A. and in 2018, Cam Chile SpA, an indirect subsidiary of the Group through Cam Holding SpA, was sold as well as Cam Servicios S.A. These investments were deconsolidated from the Company and their operations are shown in Note 36.

The following table shows the Group’s subsidiaries non-controlling interests as of December 31, 2018:

Non-controlling participation	2017	2018

Viva GyM S.A. and subsidiaries	225,921	168,612
GyM S.A. and subsidiaries	103,170	67,639
Norvial S.A.	68,419	65,918
CAM Holding S.p.A.	(6,417)	-
GMP S.A.	22,263	23,424
GyM Ferrovias S.A.	35,419	55,986
Promotora Larcomar S.A.	13,395	13,121
Other	3,578	6,871
	465,748	401,571

Summarized financial information of subsidiaries with material non-controlling interests

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group.

Summarized statement of financial position

	Viva GyM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	At December 31,		At December 31,		At December 31,
	2017	2018	2017	2018	2017	2018
Current:
Assets	884,591	720,976	1,875,231	1,262,588	88,077	109,778
Liabilities	(352,125)	(310,132)	(2,142,618)	(1,467,953)	(45,613)	(66,506)
Current net assets (liabilities)	532,466	410,844	(267,387)	(205,365)	42,464	43,272

Non-current:
Assets	78,457	98,504	1,368,460	980,653	492,803	462,739
Liabilities	(44,068)	(37,154)	(546,342)	(413,026)	(327,936)	(306,261)
Current net assets (liabilities)	34,389	61,350	822,118	567,627	164,867	156,478
Net assets	566,855	472,194	554,731	362,262	207,331	199,750

Summarized income statement

	Viva GyM S.A. y subsidiarias		GyM S.A. y subsidiarias		Norvial S.A.
	Por el año terminado		Por el año terminado		Por el año terminado
	2017	2018	2017	2018	2017	2018
Revenue	647,535	630,130	2,163,543	1,704,998	149,467	163,117
Profit (loss) before
income tax	153,602	226,945	(75,977)	(154,452)	68,104	21,104
Income tax	(35,900)	(69,166)	4,486	18,559	(18,678)	(3,885)

Profit (loss) for the period ))	117,702	157,779	(71,491)	(135,893)	49,426	17,219
Discontinued Operations	-	-	76,837	44,096	-	-
Other comprehensive Income	-	-	(2,641)	(14,061)	-	-
Total comprehensive Income for the period	117,702	157,779	2,705	(105,858)	49,426	17,219

Dividends paid to non-controlling
interest Note (35-d)	21,165	84,870	4,056	4,241	9,240	8,184

Summarized statement of cash flows

	Viva GYM S.A. and subsidiaries		GyM S.A. and subsidiaries		Norvial S.A.
	For the year ended		For the year ended		For the year ended
	2017	2018	2017	2018	2017	2018
Cash flows from operating
activities provided by (used in), net	163,304	259,992	239,935	148,852	25,041	70,939
Cash flows from investing
activities provided by (used in), net	79,471))	(8,460)	44,020)	233,052)	-))	(2)
Cash flows from financing
activities provided by (used in), net	(203,958)	(255,979)	(191,689)	(388,956)	(48,010)	(43,536)
Increase (decrease) in cash
and cash equivalents, net	38,817	(4,447)	92,266	(7,052)	(22,969)	27,401
Cash and cash equivalents
at the beginning of the year	58,892	97,709	87,294	179,680	95,418	72,449
Cash and cash equivalents
at the end of the year	97,709	93,262	179,560	172,628	72,449	99,850

The information above is the amount before inter-company eliminations.

b)	Public services concessions

The Group operates various public service concessions. When applicable, revenue attributable to the construction or restoration of infrastructure has been accounted for by applying the models set forth in Note 2.5 (financial asset, intangible asset and bifurcated models).

The subsidiary Transportadora de Gas Natural Comprimido Andino S.A.C. (hereinafter TGNCA) held a concession to design, finance, construct, maintain and operate the compressed natural gas supply system to be implemented in certain cities. In September 2016 the Concession Agreement was terminated. As of December 14, 2018 the Ministry of Energy and Mines paid the remaining balance related to trade accounts receivable for S/17.3 million.

Under all of the Group concessions, the infrastructure is returned to grantor at the end of the concession agreement.

The concessions held by the Group are as follows as of December 31, 2018:

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Survial S.A.	This company operates and maintains a 750 km road from the San Juan de Marcona port to Urcos, Peru, which is connected to an interoceanic road. The road has five toll stations and three weigh stations.	US$98.9 million	Transaction secured by the Peruvian Government involving from annual payments for the maintenance and operation of the road, which is in charge of the Peruvian Ministry of Transport and Communications (MTC).	99.90%	2032	Financial asset

Canchaque S.A.C.	This company operates and periodically maintains a 78 km road from the towns of Buenos Aires to Canchaque, in Peru The road has one toll station.	US$29 million	Transaction secured by the Peruvian Government regardless the traffic volume. Revenue is secured by an annual minimum amount of US$0.3 million.	99.96%	2025	Financial asset

Concesionaria. La Chira S.A.	Designing, financing, constructing, operating and maintaining project called “Planta de Tratamiento de Aguas Residuales y Emisario Submarino La Chira”. The Project will treat approximately 25% of waste waters in Lima.	S/250 million	Transaction secured by the Peruvian Government consisting of monthly and quarterly payments settled by Sedapal´s collection trust.	50.00%	2036	Financial asset

GyM Ferrovías S.A.	Concession for the operation of Line 1 of the Lima Metro, Peru’s only urban railway system in Lima city, which includes (i) operation and maintenance of the five existing trains, (ii) operation and maintenance and the acquisition of 19 trains on behalf of the Peruvian Government and (iii) design and construction of the repair yard and maintenance of railway.	S/549.8 million	Transaction secured by the Peruvian Government involving a quarterly payment received from MTC based on km travelled per train.	75.00%	2041	Financial asset

Name of Concession	Description	Estimated investment	Consideration	Ordinary shares held	Concession termination	Accounting model
Norvial S.A.	The Company operates and maintains part of the only highway that connects Lima to the northwest of Peru. This 183 km road known as Red Vial 5 runs from the cities of Ancón to Pativilca and has three toll stations.	US$152 million	From users (self-financed concession; revenue is derived from collection of tolls).	67.00%	2028	Intangible

Vía Expresa Sur S.A.	The Company obtained the concession for designing, financing, building, operating and maintaining the infrastructure associated with the Vía Expresa Sur Project. This project involves the second stage expansion of the Via Expresa - Paseo de la República,between Av. República de Panamá and and Panamericana highway.	US$196.8 million	Contract give the right of collection from users; however the Peruvian Government shall pay the difference when the operating revenue obtained is below US$18 million during the first two years and below US$19.7 million from the third year to the fifteenth year of the effective period of the financing, with a ceiling of US$10 million. In June 2017, the contract was suspended temporarily for one year by agreement between Concessionaire and grantor.	99.98%	2053	Bifurcated

Recaudo Trujillo S.A.C..	Design, implementation, operation, technological maintenance and renewal (estimate) of the single system of electronic collection. Design, implementation, operation and maintenance of the Clearing house Implementation of the Fleet Control Center, aswell as training to personnel.	US$40.2 million	Economic consideration resulting from applying the “price for validation” considering daily validations input on the system to be managed through a trust.	95.00%	2036	Intangible

c)	Principal Joint Operations

At December 31, 2018, the Group is a partner to 46 Joint Operations with third parties (64 at December 31, 2017). The table below lists the Group’s major Joint Operations.

		Percentage of interest
Joint operations	2017	2018

Graña y Montero S.A.A.
- Concesionaria la Chira S.A.	50.00%	50.00%

GyM S.A.
- Consorcio Constructor Alto Cayma	50.00%	50.00%
- Consorcio Alto Cayma	49.00%	49.00%
- Consorcio Lima Actividades Comerciales Sur	50.00%	50.00%
- Consorcio Norte Pachacutec	49.00%	49.00%
- Consorcio La Chira	50.00%	50.00%
- Consorcio Rio Urubamba	50.00%	50.00%
- Consorcio Vial Quinua	46.00%	46.00%
- Consorcio Rio Mantaro	50.00%	50.00%
- Consorcio GyM – CONCIVILES	66.70%	66.70%
- Consorcio Construcciones y Montajes CCM	25.00%	25.00%
- Consorcio HV GyM	50.00%	50.00%
- Consorcio Huacho Pativilca	67.00%	67.00%
- Consorcio Constructor Chavimochic	26.50%	26.50%
- Consorcio Constructor Ductos del Sur	29.00%	29.00%
- Consorcio Italo Peruano	48.00%	48.00%
- Consorcio Menegua	50.00%	50.00%
- Consorcio Energía y Vapor	50.00%	50.00%
- Consorcio Ermitaño	50.00%	50.00%
- Consorcio para la Atención y Mantenimiento de Ductos	50.00%	50.00%
- Consorcio Lima Actividades Comerciales Sur	50.00%	50.00%
- Consorcio CDEM	85.00%	85.00%
- Consorcio Chicama - Ascope	50.00%	50.00%
- Consorcio TNT Vial y Vives - DSD Chile LTDA	50.00%	50.00%
- Consorcio La Gloria	49.00%	49.00%
- Consorcio GyM Sade Skanska	50.00%	50.00%
- Constructora Incolur DSD Limitada	50.00%	50.00%
- Consorcio Chiquintirca	40.00%	40.00%

GMP S.A.
- Consorcio Terminales	50.00%	50.00%
- Terminales del Perú	50.00%	50.00%

CONCAR S.A.
- Consorcio Ancon-Pativilca	67.00%	67.00%
- Consorcio Peruano de Conservacion	50.00%	50.00%
- Consorcio Manperan	67.00%	67.00%
- Consorcio Vial Sierra	50.00%	100.00%
- Consorcio Vial Ayahuaylas	99.00%	99.00%
- Consorcio Vial Sullana	99.00%	99.00%
- Consorcio Vial del Sur	99.00%	99.00%

		Percentage of interest
Joint operations	2017	2018

Viva GyM S.A.
- Consorcio Panorama	35.00%	-

CAM HOLDING S.p.A
- Consorcio Mecam	50.00%	-
- Consorcio Seringel	50.00%	-

GMI S.A.
- Consorcio Poyry-GMI	40.00%	40.00%
- Consorcio Internacional Supervisión Valle Sagrado	33.00%	33.00%
- Consorcio Supervisor Ilo	55.00%	55.00%

All of the joint arrangements listed above operate in Peru, Chile and Colombia.

The table below provides a description of the main activities carried out by these joint operations:

Joint Operations in	Economic activity

Graña y Montero S.A.A.	Construction, operation and maintenance of La Chira waste water treatment plant in the south of Lima. The project is aimed to solve Lima’s environmental problems caused by sewage discharged directly into the sea.

GyM S.A.	Theses joint operations are carried out through the four divisions of the engineering and construction segment (Note 7).

GMP S.A.	Consorcio Terminales and Terminales del Peru provide services for receiving, storing, shipping and transporting liquid hydrocarbons, such as gasoline, jet fuel, diesel fuel and residual among others.

CONCAR S.A.	Joint operations Concar provides rehabilitation service, routine and periodic maintenance of the road; and road conservation and preservation services.

The consolidated financial statements do not include any other type of entities in addition to those mentioned above, such as trust funds or special purpose entities.

7               SEGMENT REPORTING

Operating segments are reported consistently with the internal reports that are reviewed by the Group’s chief decision-maker; that is, the Executive Committee, which is led by the Corporate General Manager. This Committee acts as the maximum authority in operations decision making and is responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activities of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate and (iv) technical services.

As set forth under IFRS 8, reportable segments based on the level of revenue are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

The revenues derived from foreign operations (Chile, Colombia, Bolivia and Guyana) comprise 20.3% of the Group’s total revenue reported in 2018 (16.5% in 2017).

Sales between segments are carried out at arm’s length, are not material, and are eliminated on consolidation. The revenue from external parties is measured in a manner consistent with that in the income statement. Sale of goods relate to the real state segment. Revenue from services relate to all other segments.

Group sales and receivables are not concentrated in a few customers. There is no external customer that represents 10% or more of the Group’s revenue.

The principal activities of the Group in each operating segments are as follows:

a)
Engineering and construction: This segment includes from traditional engineering services such as structural, civil and design engineering, and architectural planning to advanced specialties including process design, simulation, and environmental services at three divisions; i) civil works, such as the construction of hydroelectric power stations and other large infrastructure facilities; (ii) electro mechanic construction, such as concentrator plants, oil and natural gas pipelines, and transmission lines; iii) building construction, such as office buildings, residential buildings, hotels, affordable housing projects, shopping centers and industrial facilities.

b)
Infrastructure: The Group has long-term concessions or similar contractual arrangements in Peru for three toll roads, the Lima Metro, a waste water treatment plant in Lima, four producing oil fields, a gas processing plant and operation and maintenance services for infrastructure assets.

c)
Real Estate: The Group develops and sells homes targeted to low and middle-income population sectors which are experiencing a significant increase in disposable income, as well as, office and commercial space to a lesser extent.

d)	Technical Services: The Group provides information technology (IT) services, including IT outsourcing, systems integration, application and business process outsourcing services.

e)	Parent Company Operation corresponds to the services which the Holding company provides, management, logistics and accounting services, among others.

The Executive Committee uses adjusted earnings before interest, tax, depreciation and amortization (EBITDA) to assess the performance of operating segments.

	2017	2018

Profit before income tax	45,112	133,948
Financial cost, net	137,035	197,057
Depreciation	109,342	86,334
Amortization	70,383	103,174
EBITDA (*)	361,872	520,513

(*) Discontinued operations not included

EBITDA for each segment is as follows:

	2017	2018

Engineering and construction	42,801	(24,854)
Infrastructure	300,935	411,502
Real state	177,285	240,991
Parent company operations	2,223	(24,094)
Eliminations intercompany	(161,372)	(83,032)
Total EBITDA	361,872	520,513

Backlog refers to the expected future revenue under signed contracts and legally binding letters of intent. The breakdown by operating segments as of December 31, 2018, and the dates in which they are estimated to be realized, is shown in the following table:

				Anual Backlog
	2018	2019	2020	2021	+
Engineering and construction	2,644,386	1,755,890	725,351	163,145
Infrastructure	1,759,849	600,630	570,114	589,108
Real state	195,566	-	177,135	18,431
Intercompany eliminations	(351,865)	(115,748)	(119,221)	(116,897)
	4,247,936	2,240,772	1,353,379	653,787

The following table shows the Group’s financial statements by operating segments:

Operating segments financial position
Segment reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalent	184,401	43,878	121,901	161,073	4,204	85,187	25,536	-	626,180
Financial asset at fair value through profit or loss	181	-	-	-	-	-	-	-	181
Trade accounts receivables	891,252	64,364	128,124	108,706	604	45,897	274,522	2,204	1,515,673
Work in progress	55,774	-	-	-	-	-	6,030	-	61,804
Accounts receivable from related parties	230,607	2,746	62,525	3,072	8,852	69,382	76,006	(352,438)	100,752
Other accounts receivable	518,123	55,959	66,765	31,381	1,922	40,026	51,269	-	765,445
Inventories	46,499	15,093	8,685	19,457	-	643,882	45,702	(8,607)	770,711
Prepaid expenses	4,470	1,168	2,354	10,312	164	216	14,794	-	33,478
	1,931,307	183,208	390,354	334,001	15,746	884,590	493,859	(358,841)	3,874,224
Non-current assets classified as held for sale	17,722	-	-	-	-	-	-	-	17,722
Total current assets	1,949,029	183,208	390,354	334,001	15,746	884,590	493,859	-358,841	3,891,946

Long-term trade accounts receivable	58,997	-	14,747	793,991	-	-	39,852	-	907,587
Long-term work in progress	-	-	28,413	-	-	-	-	-	28,413
Long-term accounts receivable from related parties	258,479	-	27,660	-	-	-	637,415	(149,624)	773,930
Prepaid expenses	-	-	24,585	13,115	892	-	-	(510)	38,082
Other long-term accounts receivable	75,030	53,917	11,159	255,179	7,348	9,811	58,408	-	470,852
Investments in associates and joint ventures	111,513	7,344	-	-	-	1	2,216,343	(2,066,530)	268,671
Investment property	-	-	-	-	-	45,687	-	-	45,687
Property, plant and equipment	509,700	171,226	18,572	580	60	11,621	171,563	(17,587)	865,735
Intangible assets	203,390	160,288	492,424	323	-	1,022	71,363	11,260	940,070
Deferred income tax asset	165,227	5,507	11,057	-	-	10,316	238,560	6,030	436,697
Total non-current assets	1,382,336	398,282	628,617	1,063,188	8,300	78,458	3,433,504	(2,216,961)	4,775,724
Total assets	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	3,927,363	(2,575,802)	8,667,670
Liabilities.-
Borrowings	591,987	46,924	2,589	-	-	162,031	253,233	-	1,056,764
Bonds	-	-	24,361	12,294	-	-	-	-	36,655
Trade accounts payable	955,015	62,659	85,329	81,161	132	43,724	225,966	(940)	1,453,046
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	102,976	(347,772)	55,174
Current income tax	29,379	1,282	1,122	-	161	45,299	8,300	-	85,543
Other accounts payable	492,362	12,487	68,994	27,058	49	63,654	183,895	1	848,500
Provisions	6,682	5,204	-	-	-	20	1,597	-	13,503
Total current liabilities	2,189,623	132,220	243,252	204,354	356	352,124	775,967	(348,711)	3,549,185

Borrowings	127,773	101,549	1,945	-	-	12,010	390,022	-	633,299
Long-term bonds	-	-	319,549	591,363	-	-	-	-	910,912
Other long-term accounts payable	379,043	-	52,349	349,987	158	32,058	38,878	-	852,473
Long-term accounts payable to related parties	4,306	-	836	89,023	23,445	-	62,841	(154,497)	25,954
Provisions	8,587	16,707	-	-	-	-	8,620	-	33,914
Derivative financial instruments	-	383	-	-	-	-	-	-	383
Deferred income tax liability	26,633	8,957	8,606	20,789	210	-	7,277	-	72,472
Total non-current liabilities	546,342	127,596	383,285	1,051,162	23,813	44,068	507,638	(154,497)	2,529,407
Total liabilities	2,735,965	259,816	626,537	1,255,516	24,169	396,192	1,283,605	(503,208)	6,078,592
Equity attributable to controlling interest in the Company	487,923	299,411	323,987	106,256	(123)	217,290	2,629,428	(1,940,842)	2,123,330
Non-controlling interest	107,477	22,263	68,447	35,417	-	349,566	14,330	(131,752)	465,748
Total liabilities and equity	3,331,365	581,490	1,018,971	1,397,189	24,046	963,048	3,927,363	(2,575,802)	8,667,670

Operating segments financial position
Segment reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company Operations	Eliminations	Consolidated
As of December 31, 2018
Assets.-
Cash and cash equivalent	177,455	34,816	168,460	191,178	6,700	93,262	129,269	-	801,140
Financial asset at fair value through profit or loss	-	-	-	-	-	-	-	-	-
Trade accounts receivables	583,842	54,350	78,013	226,919	598	63,038	1,068	-	1,007,828
Work in progress	24,962	-	-	-	-	-	3,576	-	28,538
Accounts receivable from related parties	203,583	492	40,820	758	9,930	60,759	98,308	(379,747)	34,903
Other accounts receivable	386,467	37,611	28,492	31,012	199	55,508	49,160	2	588,451
Inventories	27,852	18,823	9,206	25,282	-	448,328	-	(15,444)	514,047
Prepaid expenses	3,825	1,345	3,068	874	135	81	1,221	-	10,549
	1,407,986	147,437	328,059	476,023	17,562	720,976	282,602	(395,189)	2,985,456
Non-current assets classified as held for sale	-	-	-	-	-	-	247,798	-	247,798
Total current assets	1,407,986	147,437	328,059	476,023	17,562	720,976	530,400	(395,189)	3,233,254

Long-term trade accounts receivable	14,455	-	33,380	966,202	-	6,030	-	-	1,020,067
Long-term work in progress	-	-	32,212	-	-	-	-	-	32,212
Long-term accounts receivable from related parties	254,660	-	39,341	-	-	-	744,655	(260,430)	778,226
Prepaid expenses	-	-	28,214	5,152	840	-	-	(509)	33,697
Other long-term accounts receivable	77,028	63,797	7,058	64,817	7,346	30,268	52,645	(2)	302,957
Investments in associates and joint ventures	114,676	7,230	-	-	-	5,604	2,213,023	(2,082,768)	257,765
Investment property	-	-	-	-	-	29,133	-	-	29,133
Property, plant and equipment	205,678	171,430	14,585	1,586	109	9,237	69,088	(1,159)	470,554
Intangible assets	160,088	183,614	466,153	749	-	1,105	23,514	11,872	847,095
Deferred income tax asset	166,624	5,025	11,876	-	620	17,127	218,201	5,963	425,436
Total non-current assets	993,209	431,096	632,819	1,038,506	8,915	98,504	3,321,126	(2,327,033)	4,197,142
Total assets	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Liabilities.-
Borrowings	232,409	26,621	15,384	209,463	-	133,105	209,492	-	826,474
Bonds	-	-	25,745	13,422	-	-	-	-	39,167
Trade accounts payable	777,130	49,254	61,233	104,652	121	31,173	55,968	-	1,079,531
Accounts payable to related parties	179,351	1,933	46,099	65,256	58	35,085	91,754	(363,595)	55,941
Current income tax	5,898	2,797	1,398	9,888	226	4,219	1,381	-	25,807
Other accounts payable	389,896	13,147	72,823	11,677	631	106,286	38,209	-	632,669
Provisions	521	5,412	-	-	-	264	-	-	6,197
Non-current liabilities classified as held for sale	-	-	-	-	-	-	225,828	-	225,828
Total current liabilities	1,585,205	99,164	222,682	414,358	1,036	310,132	622,632	(363,595)	2,891,614

Borrowings	9,314	87,166	556	-	-	10,684	268,478	-	376,198
Long-term bonds	-	-	299,637	598,238	-	-	-	-	897,875
Other long-term accounts payable	357,146	-	31,477	154,756	1,656	26,470	2,605	-	574,110
Long-term accounts payable to related parties	8,880	-	1,167	81,207	23,445	-	183,826	(276,676)	21,849
Provisions	32,122	20,234	-	-	-	-	51,055	-	103,411
Derivative financial instruments	-	61	-	-	-	-	-	-	61
Deferred income tax liability	5,564	24,541	7,010	37,178	-	-	1,054	-	75,347
Total non-current liabilities	413,026	132,002	339,847	871,379	25,101	37,154	507,018	(276,676)	2,048,851
Total liabilities	1,998,231	231,166	562,529	1,285,737	26,137	347,286	1,129,650	(640,271)	4,940,465
Equity attributable to controlling interest in the Company	331,178	323,943	332,406	171,594	340	193,483	2,708,803	(1,973,387)	2,088,360
Non-controlling interest	71,786	23,424	65,943	57,198	-	278,711	13,073	(108,564)	401,571
Total liabilities and equity	2,401,195	578,533	960,878	1,514,529	26,477	819,480	3,851,526	(2,722,222)	7,430,396

Operating segment performance
Segment Reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Year 2017 -

Revenue	2,331,907	436,876	642,127	365,771	3,152	647,535	70,050	(483,405)	4,014,013
Gross profit (loss)	176,473	71,825	139,196	48,696	445	147,383	(37,771)	(43,795)	502,452
Administrative expenses	(188,162)	(15,854)	(32,453)	(15,279)	(317)	(21,189)	(100,968)	51,768	(322,454)
Other income and expenses	(46,445)	5,138	1,061	5	-	(3,700)	10,512	560	(32,869)
Gain from the sale of investments	-	-	-	-	-	49,002	(18,672)	4,215	34,545
Operating profit (loss)	(58,134)	61,109	107,804	33,422	128	171,496	(146,899)	12,748	181,674
Financial expenses	(46,655)	(13,423)	(6,892)	(8,000)	(50)	(21,918)	(81,310)	27,471	(150,777)
Financial income	8,491	1,965	3,257	3,606	26	3,569	35,431	(42,603)	13,742
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	30,982	1,584	-	-	-	456	142,595	(175,144)	473
Profit (loss) before income tax	(65,316)	51,235	104,169	29,028	104	153,603	(50,183)	(177,528)	45,112
Income tax	877	(13,151)	(32,290)	(9,544)	(228)	(35,900)	44,032	(101)	(46,305)
Profit (loss) from continuing operations	(64,439)	38,084	71,879	19,484	(124)	117,703	(6,151)	(177,629)	(1,193)
Profit from discontinued operations	76,837	-	-	-	-	-	123,603	9,991	210,431
Profit (loss) for the period	12,398	38,084	71,879	19,484	(124)	117,703	117,452	(167,638)	209,238

Profit (loss) attributable to:

Owners of the Company	12,078	33,714	55,620	14,613	(124)	48,647	125,182	(140,992)	148,738
Non-controlling interest	320	4,370	16,259	4,871	-	69,056	(7,730)	(26,646)	60,500
	12,398	38,084	71,879	19,484	(124)	117,703	117,452	(167,638)	209,238

Operating segment performance
Segment Reporting
		Infrastructure
	Engineering and construction	Energy	Toll roads	Transportation	Water treatment	Real estate	Parent Company operations	Eliminations	Consolidated
Year 2018 -

Revenue	1,960,863	560,506	733,148	586,329	3,270	630,130	62,098	(636,882)	3,899,462
Gross profit (loss)	62,095	120,360	107,092	122,567	592	287,959	(10,564)	(15,612)	674,489
Administrative expenses	(136,066)	(20,898)	(35,626)	(12,007)	(295)	(50,730)	(62,891)	40,080	(278,433)
Other income and expenses	(13,509)	1,243	(11)	31	-	(1,971)	(47,778)	660	(61,335)
Gain from the sale of investments	(7)	-	-	-	-	-	-	-	(7)
Operating profit (loss)	(87,487)	100,705	71,455	110,591	297	235,258	(121,233)	25,128	334,714
Financial expenses	(82,861)	(15,631)	(28,762)	(20,604)	-	(14,700)	(121,938)	36,514	(247,982)
Financial income	15,122	4,593	4,631	35,147	559	6,397	38,614	(54,138)	50,925
Dividends	-	-	-	-	-	-	8,344	(8,344)	-
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	11,366	1,608	-	-	-	(10)	84,138	(100,811)	(3,709)
(Loss)/profit before income tax	(143,860)	91,275	47,324	125,134	856	226,945	(112,075)	(101,651)	133,948
Income tax	14,361	(26,275)	(15,737)	(38,018)	(517)	(69,166)	22,866	(832)	(113,318)
(Loss)/Profit from continuing operations	(129,499)	65,000	31,587	87,116	339	157,779	(89,209)	(102,483)	20,630
Profit from discontinued operations	44,096	-	-	-	-	-	(3,708)	(3,603)	36,785
(Loss)/profit for the period	(85,403)	65,000	31,587	87,116	339	157,779	(92,917)	(106,086)	57,415

Profit (loss) attributable to:

Owners of the Company	(86,857)	59,866	26,731	65,337	339	28,921	(85,715)	(91,810)	(83,188)
Non-controlling interest	1,454	5,134	4,856	21,779	-	128,858	(7,202)	(14,276)	140,603
	(85,403)	65,000	31,587	87,116	339	157,779	(92,917)	(106,086)	57,415

Segments by geographical areas

	2017	2018
Revenues:
- Peru	3,232,945	3,347,540
- Chile	188,502	226,891
- Colombia	228,967	325,031
- Panama	361,450	-
- Bolivia	2,149	-
	4,014,013	3,899,462

Non-current assets:
- Peru	4,164,342	3,922,042
- Chile	407,152	255,312
- Colombia	203,203	158,275
- Bolivia	149	-
- Guyana	878	878
	4,775,724	4,336,507

8	FINANCIAL INSTRUMENTS

8.1	Financial instruments by category

The classification of financial assets and liabilities by category is as follows:

		At December, 31
	2017	2018
Assets according to the statement of financial position
Loans and accounts receivable:
- Cash and cash equivalents	626,180	801,140
- Trade accounts receivable and other accounts receivable
(excluding financial assets)	2,029,575	1,302,358
- Work in progress	90,217	60,750
- Financial assets related to concession agreements	952,780	1,227,994
- Accounts receivable from related parties	874,682	813,129
	4,573,434	4,205,371
Financial asset at fair value through profit or loss
- Other financial asset	181	-
	181	-

Financial assets related to concession agreements are recorded in the consolidated statement of financial position as the line items short-term trade accounts receivable and long-term trade accounts receivable.

		At December, 31
	2017	2018
Financial liabilities according to the statement
of financial position
Other financial liabilities at amortized cost
- Other financial liabilities	1,561,754	1,169,184
- Finance leases	128,309	33,488
- Bonds	947,567	937,042
- Trade and other accounts payable
(excluding non-financial liabilities)	2,054,217	1,552,741
- Accounts payable to related parties	81,128	77,790
	4,772,975	3,770,245
Hedging derivatives:
- Derivative financial instruments	383	61

8.2	Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external risk ratings (if available) or to historical information about counterparty default rates.

At December 31 the credit quality of financial assets is shown as follows:

	At December 31,
	2017	2018
Cash and cash equivalents (*)
Banco de Credito del Peru (A+)	224,834	350,403
Citibank (A) )	110,846	134,990
Banco Continental (A+)	100,882	114,067
Banco Scotiabank (A+)	71,608	73,039
Fondo de Inversion Alianza	-	39,051
Banco de la Nacion (A)	17,776	23,766
Banco Bogota (A)	25,609	16,782
Banco Interbank (A)	14,937	14,075
Banco Santander - Peru (A)	-	12,221
Banco de Credito e Inversiones - Chile (AA+)	1,105	5,909
Banco Santander - Chile (AAA)	22,041	3,325
Banco de Chile (AAA)	4,337	49
Banco Interamericano de Finanzas (A)	5,551	126
Banco Scotiabank de Guyana (A)	-	121
Others	7,388	8,273
	606,914	796,197

The ratings in the table above “A” and “AAA” represent high quality credit ratings. For banks located in Peru, the ratings are derived from risk rating agencies authorized by the Peruvian banking and insurance regulator “Superintendencia de Banca, Seguros y AFP” (SBS). For banks located in Chile, the ratings are derived from risk rating agencies authorized by the Chilean stock and insurance regulator “Superintendencia de Valores y Seguros” (SVS).

(*) The difference between the balances shown above with the balances shown in the statement of financial position corresponds to cash on hand and in-transit remittances (Note 9).

The credit quality of customers is assessed in three categories (internal classification):

A:	New customers/related parties (less than 6 months),
B:	Existing customers/related parties (with more than 6 months of trade relationship) with no previous default history; and
C:      Existing customers/related parties (with more than 6 months of trade relationship) with previous default history.

	2017	2018
Trade accounts receivable (Note 10 and Note 11)
Counterparties with no external risk rating
A	6,042	140,594
B	2,313,187	1,762,557
C	194,248	185,494
	2,513,477	2,088,645
Receivable from related parties and
joint operators (Note 12)
B	874,682	813,129

The total balance of trade accounts receivable and receivable from related parties is in compliance with contract terms and conditions; none have been re-negotiated.

9	CASH AND CASH EQUIVALENTS

	2017	2018
Cash on hand	16,468	1,377
Cash in-transit )	2,798	3,566
Bank accounts (a)	493,666	647,832
Time deposits (b)	113,248	148,365
	626,180	801,140

(a)
The Group maintains deposits in local and foreign banks, are available and earn interest at market rates. This includes reserve funds for bond payments issued by subsidiaries GyM Ferrovias S.A. and Norvial S.A.; for the year 2018 S/133 million and S/13 million, respectively (for the year 2017 S/108 million and S/16 million, respectively).

(b)	Time deposits have maturities less than 90 days and may be renewed upon maturity. These deposits earn interest that fluctuates between 2.5% and 3.5%.
As of December 31, 2017 and 2018, time deposits are mainly from subsidiaries:

	2017	2018
Graña y Montero S.A.A.	-	110,281
GYM Ferrovias S.A.	36,757	32,000
GYM S.A.	30,497	1,906
Concesionaria la Chira S.A.	-	4,170
GMP S.A.	3,238	7
Viva GYM S.A.	17,879	1
Concar S.A.	13,611	-
Concesion Canchaque	11,000	-
Other minors	266	-
	113,248	148,365

 (i) Reconciliation to the cash flow statement

 The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of the financial year as follows:

	2017	2018

Cash and cash equivalent on Consolidated statement of	626,180	801,140
financial position
Bank overdrafts (Note 18)	(120)	(119)
Balances per statement of cash flows	626,060	801,021

10	TRADE ACCOUNTS RECEIVABLE, NET

	2017		2018
	Current	Non-current	Current	Non-current

Invoice receivables	459,722	819,699	907,007	569,510
Unbilled receivables	1,069,299	87,888	113,464	550,557
	1,529,021	907,587	1,020,471	1,120,067
(-) Impairment of account receivables	(13,348)	-	(12,643)	-
	1,515,673	907,587	1,007,828	1,120,067

The fair value of current receivables is similar to their carrying amount since their average collection turnover is less than 60 days. These current receivables do not bear interest and have no specific guarantees.

The non-current portion of the trade accounts receivable is related to the financial asset model (Note 2.5) of subsidiary GyM Ferrovías S.A.

At December 31, 2018 the fair value of non-current accounts receivable amounted to S/1,060 million (S/835 million at December 31, 2017), which was calculated under the discounted cash flows method, using rates of 7.33% (6.33% at December 31, 2017).

Unbilled receivable are documents related to estimates for services rendered that were not billed by the Engineering and Construction segment related to estimates of the completion advance percentage. Until such revenues are billed, they are recorded in the unbilled receivables account. As of December 31, 2018, the carrying value of non-current unbilled receivables is similar to their fair value, as they were recorded using the discounted cash flow method, using a rate of 1.71%.

Rights for concessions in progress correspond to future collection rights for public service concessions that are still in the pre-operational stage.

At December 31, 2018, current and non-current unbilled receivables primarily from the following subsidiaries are as follows:

Unbilled receivables			2017	2018
GYM S.A.			581,946	14,455
GyM Ferrovias			354,763	558,179
Concar S.A.			52,508	38,770
Survial S.A.			30,647	19,138
GMI S.A.			19,699	26,622
Norvial S.A.			7,057	2,885
Cam Holding SPA			85,366	-
Others			25,201	3,972
			1,157,187	664,021

Ageing of trade accounts receivable is as follows:

	2017	2018

Current	2,157,656	1,966,913
Past due up to 30 days	118,158	37,750
Past due from 31 days up to 180 days	141,120	25,854
Past due from 181 days up to 360 days	1,962	17,660
Past due over 360 days	17,712	92,361
	2,436,608	2,140,538

The Group has recognized impairment amounting to S/32.2 million (S/0.7 million in 2017) in the consolidated statement of income (Note 26). The maximum exposure to credit risk at the reporting date is the carrying amount of the accounts receivable and of unbilled work in progress (Note 11).

11	WORK IN PROGRESS, NET

At December 31 this account comprises:

	2017		2018
	Current	Non-current	Current	Non-current

Unbilled receivable concessions in progress	-	28,413	-	32,212
Work in Progress )	61,804	-)	28,538	-
	61,804	28,413	28,538	32,212

Concession rights in progress correspond to future collection rights for public service concessions that are still in the pre-operational stage.

Costs of work in progress include all those expenses incurred by the Group comprising future activities to be carried out under construction contracts currently effective. The Group estimates that all incurred cost will be billed and collected.

At December 31, 2018 and 2017 work in progress that remained to be billed are shown net of any advances received from customers for S/13.5 million and S/15.3 million, respectively, under the terms and conditions set forth in each specific agreement. These advances are mostly related to subsidiary GyM S.A.

12	TRANSACTIONS WITH RELATED PARTIES AND JOINT OPERATORS

a)	Transactions with related parties

Major transactions between the Company and its related parties are summarized as follows:

	2017	2018
Revenue from sales of goods and services:
- Associates	3,367	1,704
- Joint operations	18,138	56,560
	21,505	58,264
Purchase of goods and services:
- Associates	2,776	2,130
- Joint operations	14,191	601
	16,967	2,731

Inter-company transactions are based on prevailing price lists and terms and conditions that would be agreed with third parties.

b)	Key management compensation

Key management includes directors (executive and non-executive), members of the Executive Committee and Internal Audit Management. The compensation paid or payable to key management in 2018 amounted to S/58 million (S/90.5 million in 2017, which includes S/25.6 million to discontinued operations) and only relates to short-term benefits.

c)	Balances at the end of the year were:

	At December 31,		At December 31,
	2017		2018
	Receivable	Payable	Receivable	Payable
Current portion:
Joint operations
Consorcio Rio Urubamba	8,964	-	9,122	-
Consorcio Peruano de Conservación	7,417	-	6,417	-
Consorcio Italo Peruano	14,536	18,849	3,322	4,996
Consorcio Constructor Chavimochic	1,959	5,817	2,138	6,199
Consorcio GyM Conciviles	43,435	-	1,855	-
Consorcio La Gloria	1,688	1,358	1,369	1,006
Consorcio Ermitaño	1,067	6	781	624
Terminales del Perú	3,290	-	459	-
Consorcio TNT Vial y Vives - DSD Chile Ltda	-	-	-	11,804
Consorcio Rio Mantaro	1,134	763	-	6,655
Consorcio Vial Quinua	-	2,162	-	1,970
Consorcio Huacho Pativilca	-	2,377	-	475
Consorcio Vial Sierra	2,355	1,854	-	-
Consorcio para la Atención y Mantenimiento de Ductos	-	12,074	-	-
Other minors	12,221	7,045	9,215	11,323
	98,066	52,305	34,678	45,052

Other related parties
Ferrovías Argentina	-	2,684	-	10,242
Perú Piping Spools S.A.C.	279	185	225	-
Gaseoducto Sur Peruano S.A	2,407	-	-	-
Other minors	-	-	-	647
	2,686	2,869	225	10,889
Current portion	100,752	55,174	34,903	55,941

Non-current portion:
Gasoducto Sur Peruano S.A	773,930	-	773,927	-
Ferrovías Participaciones	-	21,648	-	21,849
Other minors	-	4,306	4,299	-
Non-current	773,930	25,954	778,226	21,849

Receivables and payables are mainly of current maturity and do not have specific guarantees, except for the receivable account from GSP. Accounts receivable from related parties have maturity periods of 60 days and arise from sales of goods and services. These short-term balances are non-interest-bearing. As of December 31, 2018 an impairment was recognized for S/31 million in the balance of Consorcio GyM Conciviles (S/18 million as of December 31, 2017).

The non-current balance corresponds to the obligations arising from the early termination of the GSP project (Note 15 a-i). As of December 31, 2018, the book value of the non-current account receivable recorded by the Company, for S/524 million, is similar to its fair value as it was recorded using the discounted cash flow method, at a 3.46% that originated a discount value of S/17.8 million (equivalent to S/8.1 million in 2017) (Note 27). Additionally, as a consequence of the early termination of the GSP, and the related facts, the subsidiary GyM SA reclassified as of December 31, 2017, the balances of the Consorcio Constructor Ductos del Sur to which adjustments for impairment had previously been applied (Note 5.1-f) and which, up to 2016, was included in the consolidation under the proportional share method. The value of accounts receivable from CCDS correspond mainly to collection rights to GSP for S/249 million.

Accounts payable to related parties have maturity periods of 60 days and arise from engineering, construction, maintenance and other services received. These balances are not interest-bearing due to their short-term maturities.

Transactions with non-controlling interest are disclosed in Note 35.

13	OTHER ACCOUNTS RECEIVABLE

At December 31 this account comprises:
	2017		2018
	Current	Non-current	Current	Non-current

Advances to suppliers (a)	149,464	255,181	81,719	64,817
Income tax on-account payments (b)	125,176	2,607	91,353	-
Fiscal credit (c)	81,732	30,680	79,076	26,162
Guarantee deposits (d)	113,429	-	167,769	12,241
Claims to third parties (e )	109,491	11,808	62,163	-
Petroleos del Peru S.A.- Petroperu S.A.	3,619	53,918	11,953	63,797
Taxes receivable	66,083	33,428	20,246	25,644
Restricted funds (f)	61,993	44,770	39,394	28,578
Rental and sale of equipment	27,970	-	34,768	-
Accounts receivable from personne	8,868	-	3,479	-
Consorcio Constructor Ductos del sur	-	29,264	-	52,114
Consorcio Panorama	-	-	5,306	21,826
Other minors )	19,018	9,196	16,059	7,778
	766,843	470,852	613,285	302,957
(-) Impairment	(1,398)	-	(24,834)	-
	765,445	470,852	588,451	302,957

Other non-current accounts receivable have maturities between 2 and 5 years.

The fair value of the short-term receivables approximates their carrying amount due to their short-term maturities. The non-current portion mainly comprises non-financial assets such as advances to suppliers and fiscal credits.

The maximum exposure to credit risk at the reporting date is the carrying amounts of each class of above-mentioned other receivables. The Group does not demand guarantees.

The following paragraph contains a description of major accounts receivable:

(a)	Advances to suppliers

The balance mainly comprises advances to:
	2017		2018
	Current	Non-current	Current	Non-current

Alsthom Transporte - Linea 1	9,985	223,387	1,578	64,817
Obras Electromecanicas Refineria Talara	29,814	-	4,582	-
Infraestructura Linea Amarilla	40,669	-	5,545	-
Bombardier - Linea 1	-	29,142	-	-
Advances - joint operations	-	-	21,647	-
Other	68,996	2,652	48,367	-
	149,464	255,181	81,719	64,817

(b)	Income tax payments on account

This balance mainly consists of income tax payments and credits in the following subsidiaries:

	2017		2018
	Current	Non-current	Current	Non-current

GYM S.A.	84,923	-	55,377	-
GMI S.A.	542	-	3,877	-
GMP S.A.	19,318	-	8,511	-
CONCAR S.A.	4,565	-	8,563	-
VIVA GYM S.A.	6,121	-	8,114	-
Graña y Montero S.A.A.	-	-	6,463	-
GYM Ferrovías S.A.	3,606	-	-	-
Others	6,101	2,607	466	-
	125,176	2,607	91,371	-

(c)	Tax credit related to VAT on the following subsidiaries:

	2017		2018
	Current	Non-current	Current	Non-current

GYM S.A.	50,326	530	38,653	530
VIVA GYM S.A.	10,894	9,983	511	6,744
GYM Ferrovías S.A.	8,653	-	25,453	-
Negocios del gas	-	8,411	-	8,411
Concesionaria Vesur	-	5,319	1,015	5,059
Graña y Montero S.A.A.	1,571	-	9,821	-
GMP S.A.	3,992	-	456	-
CONCAR S.A.	1,551	-	2,382	-
NORVIAL S.A.	-	3,209	-	1,997
Others	4,745	3,228	785	3,421
	81,732	30,680	79,076	26,162

Management considers that this VAT fiscal credit will be recovered in the normal course of future operations of these subsidiaries.

(d)	Guarantee deposits

Guarantee deposits are the funds retained by customers for work contracts assumed basically by the subsidiary GyM S.A. These deposits are retained by the customers to secure the Subsidiary’s compliance with its obligations under the contracts. The amounts retained will be recovered once the contracted work is completed.

(e)	Third-Party Claims

Includes mainly an amount of S/ 27.2 million related to the claim from the resolution of the Sale and Purchase Contract for the Development of the Large Scale Real Estate Project for Social Housing Construction “Ciudad Alameda de Ancon” subscribed by the subsidiary Viva GyM together with the Ministerio de Vivienda, and Fondo Mi Vivienda.

This Sale and Purchase Contract was rightfully terminated due to the impossibility of executing its terms and conditions, since it became impossible to install proper potable water and sewerage services for the housing units that were to be developed within the term limit established in the Contract. As a consequence, and in accordance with the provisions of Civil Code 1372, the parties are obliged to fully reimburse the executed benefits to date, which results in a reimbursement of S/22 million by the Ministry of Housing and S/6.2 million by the My Housing Fund to Viva GyM.

(f)	Restricted Funds

Includes restricted funds of S/28 million from GyM S.A.A. for the sale of GMD; and S/.11 million from Viva GyM S.A. for bank guarantee certificates.

(g)	Consorcio Constructor Ductos del Sur

In 2018, it refers to the recognition of debts to subcontractors for S/21.6 million and rights for the collection of a penalty for termination of the contract for S/30.6 million.

14	INVENTORIES

At December 31 this account comprises:
	2017	2018

Land	317,337	230,689
Work in progress - Real estate )	150,537	135,376
Finished properties	203,209	76,027
Construction material	51,131	27,852
Merchandise and supplies	90,504	53,310
	812,718	523,254
(-) Impairment of inventories	(42,007)	(9,207)
	770,711	514,047

Land

Land comprises properties, net of impairment, for the implementation of projects of the subsidiary Viva GyM. As of December 2018 the impairment provision amounts to S/9.2 million (nil at 2017):

	2017	2018

Lurin (a)	103,574	72,080
San Isidro (b)	58,441	49,664
San Miguel (c)	44,126	28,811
Nuevo Chimbote (d)	17,201	17,262
Barranco (e)	11,413	13,585
Huancayo (f)	13,572	8,282
Ancon (g)	37,823	-
Canta Callao	12,978	-
Piura	-	8,105
Carabaillo III	-	14,941
Otros	18,209	8,752
	317,337	221,482

(a)	Plot of land of 318 hectares located in the district of Lurín, province of Lima, for industrial development and public housing.

(b)	A plot of land in the district of San Isidro in which a 15-story building will be built with 24 apartments and 124 parking spaces.

(c)	Land located in San Miguel of 1 hectare for the development of a multi-family housing project of 248 apartments and 185 parking lots.

(d)	Land located in Chimbote, 11.5 hectares, for the development of a social housing project

(e)	Land located in Calle Paul Harris N°332 and N°336 in Barranco district, for the development of a residential building project.

(f)	Land located in Huancayo, 8.5 hectares for the development of a land sale project.

(g)	A large scale housing-project was terminated and the subsidiary Viva GyM reclassified to accounts receivable to Ministerio de Vivienda.

Land properties correspond to assets maintained since 2015, for which construction has not yet begun. Variance in these balances over 2018 is mainly due to engineering, license paperwork and other smaller costs. Construction in these land properties is expected to begin in late 2019 and the second half of 2020.

Real estate - work in progress

At December 31, real state work in progress comprises the following projects:

	2017	2018

Los Parques de Comas	70,647	69,743
Los Parques del Callao	53,441	46,697
Villa El Salvador 2	2,141	-
Others	24,308	18,936
	150,537	135,376

During 2018 the Group has capitalized financing costs of these construction projects (Note 2.18) amounting to S/7.9 million at interest rates between 7.0% and 12.0% (S/5.9 million in 2017 at interest rates between 7.0% and 11.22%).

Finished properties

At December 31, the balance of finished properties consists of the following investment properties:

	2017	2018

El Rancho	82,796	19,314
Panorama	18,481	-
Los Parques de San Martín de Porres	16,687	4,029
Los Parques de Callao	486	389
Rivera Navarrete	7,870	4,053
Los Parques de Carabayllo 2da etapa	3,134	942
Los Parques de Comas	16,058	18,785
Los Parques de Villa El Salvador II	9,313	4,277
Klimt	44,103	5,911
Real 2	3,877	556
Huancayo	-	15,546
Others	404	2,225
	203,209	76,027

Construction materials

At December 31, 2018, construction materials correspond mainly to different projects of the subsidiary GyM S.A. for S/27.8 million (Stracon GyM S.A., Morelco S.A., y GyM S.A. for S/50 million at December 31, 2017).

15	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

At December 31 this account comprises:

	2017	2018

Associates	250,053	250,282
Joint ventures	18,618	7,483
	268,671	257,765

The amounts recognized in the income statement are as follows:

	2017	2018

Associates	(5,915)	(5,308)
Joint ventures	6,039	1,599
	124	(3,709)

a)	Investment in associates

Set out in the table below are the associates of the Group at December 31, 2017 and 2018. The associates listed below have share capital solely consisting of common shares, which are held directly by the Group. None of the associates are listed companies; therefore, there is no quoted market price available for their shares.

				Carrying amount
	Class	Interest in capital		At December 31,
Entity	of share	2017	2018	2017	2018
		%	%

Gasoducto Sur Peruano S.A.	Common	21.49	21.49	218,276	218,276
Concesionaria Chavimochic S.A.C.	Common	26.50	26.50	22,091	20,524
Betchel Vial y Vives Servicios	Common
Complementarios Ltda.		40.00	40.00	102	94
Others				9,584	11,388
				250,053	250,282

The most significant associates are described as follows:

i)	Gasoducto Sur Peruano S.A.

In November 2015, the group acquired a 20% interest in Gasoducto Sur Peruano (hereafter “GSP”) and obtained a 29% interest in the Ductos del Sur Consortium (CCDS) through its subsidiary GyM S.A. GSP signed on July 22, 2014 a concession contract with the Peruvian Government (Grantor) to build, operate and maintain the pipelines transportation system of natural gas to meet the demand of cities in the Peruvian southern region.  Additionally, GSP signed an engineering, procurement and construction (EPC) contract with Consorcio Constructor Ductos del Sur (CCDS). The Group made an investment of US$242.5 million (S/819 million) and was required to assume 20% of the performance guarantee established in the Concession contract for US$262.5 million (equivalent to S/887 million) and 21.49% of the guarantee for a bridge loan obtained by GSP of US$600 million (equivalent to S/2,027 million).

Early termination of the Concession Agreement

On January 24, 2017 the early termination of the Concession Contract based on the provisions of clause
6.7 of the Concession Agreement "Improvements to the country's energy security and development of the South Peru Gas Pipeline", as GSP failed to certify the financial closing within the established contractual deadline and proceeded to the immediate execution of the performance guarantee. This situation generated the execution of the collaterals offered by the Group to the issuer of the performance guarantee for US$52.5 million (S/177.4 million nominal value) and US$129 million (S/435.9 million nominal value) for the corporate guarantee of the bridge loan granted to GSP.

On October 11, 2017, the delivery of the assets of GSP was formalized by agreement to the Ministry of Energy and Mines (MEM). As stated in the agreement, in December 2017 GDP substantially finalized the process of delivery of the concession assets in possession to the administrator designated by the MEM for its custody and conservation. The assets include all the works, equipment and facilities provided for the execution of the project, as well as the engineering studies that were prepared by the concessionaire.

After the termination of the contract, the Peruvian Government had the obligation to apply Clause 20 of the contract, having to appoint a recognized international audit firm to calculate the Net Book Value ("VCN" for its Spanish definition “Valor Contable Neto”) of the concession assets and the subsequent call for up to three public auctions, being the base amount for the first of them 100% of the VCN, guaranteeing in any case that after the third auction, in case the concession has not been awarded, the payment to GSP would be at least 72.25% of the VCN. Having elapsed more than a year since the termination of the contract, the Peruvian Government has not taken any action to calculate the VCN or call for auctions. In the opinion of the external and internal legal advisors, since the previous procedure had not been completed within the established deadlines, the Peruvian Government would be obliged to pay GSP 100% of the VCN. Regarding the amount of the VCN there is a previous calculation commissioned by GSP and reviewed by an independent audit firm as of December 31, 2016 determining a VCN of US$2,602 million.

As of December 4, 2017 GSP entered into a bankruptcy proceeding that will be carried out by the National Institute for the Defense of Competition and Intellectual Protection of Peru (hereinafter, INDECOPI), and the Group registered a claim for accounts receivable in 2017 for US$0.4 million (S/ 1.4 million) and the fiduciary as administrator of the accounts receivable for US$169.3 million (S/ 572.1 million). The process is in the debt recognition stage to determine the Creditors' Meeting.

The fair value of the investment in GSP is based on the amount of the VCN, taking into consideration the payments anticipated in the insolvency proceedings, the subordination contracts and the loan cession agreements between the Group and GSP partners. Based on management’s estimate of such payments, an impairment of the investment was determined for US$ 175.5 million (S/ 593.0 million). In addition, according to the conclusions of internal and external legal advisors, an international arbitration will be required to receive the payment from the Government. The estimated time frame for the international arbitration is 5 years. Therefore, management has applied a discount in 2016 to the long- term account receivable from GSP of US$ 22.8 million (S/ 77 million). These two effects amounted US$
199.3 million (S/ 670 million) before taxes recorded in the income statement for the year ended December 31, 2016.

In addition, at December 31, 2016, the Group evaluated the impairment of the financial statements of CCDS. As a result, a net loss before taxes of S/15.2 million was determined.

In the opinion of our internal and external legal advisors, the payment owed by the Peruvian Government to GSP by the VCN of the concession assets is not within the scope of the retention provided for in Law 30737 since this payment does not include a net profit margin, nor does it correspond to the sale of assets.

On December 21, 2018, Graña y Montero S.A.A. submitted to the Peruvian Government a request for direct treatment requiring payment of the VCN in favor of GSP. This request is based on the right that any creditor has to initiate the actions that its debtor does not take in order to collect a credit that allows it to pay its debt, by virtue of article 1219 of the Civil Code. After the term of six months since the beginning of the direct treatment (trato directo), Graña y Montero S.A.A. under the same title, may demand from the Peruvian Government the payment of the VCN in favor of GSP before the CIADI.

ii)	Concesionaria Chavimochic S.A.C.

The entity was awarded with the implementation of the Chavimochic irrigation project, including: a) design and construction of the work required for the third-phase of the Chavimochic irrigation project in the province of La Libertad; b) operation and maintenance of works; and c) water supply to the Project users. Construction activities started in 2015; the concession effective period is 25 years and the total investment amounts US$647 million.

The civil works of the third stage of the Chavimochic Irrigation Project were structured in two phases. To date, the works of the first phase (Palo Redondo Dam) are 70% complete. However, at the beginning of 2017, the procedure for early termination of the Concession Contract was initiated due to breach of contract by the Grantor, and all activities were suspended in December 2017. Not having reached an agreement, the arbitration process was initiated before the CNUDI and the Arbitral Tribunal was installed.

Moreover, during 2018, the Grantor initiated the procedure of negotiation and commencement of the modification of the Concession Contract, in order to determine a mechanism that allows restarting the execution of the project, without having been satisfactorily resolved to date.

The following table shows financial information of the principal associates:

Summarized financial information for associates -

	Gasoducto Sur		Concesionaria
	Peruano S.A.		Chavimochic S.A.C.
	At December, 31		At December, 31
Entity	2017	2017	2018

Current
Assets	6,813,938	73,004	66,052
Liabilities	(5,028,381)	(1,111)	(2,183)

Non-current
Assets	-	11,809	13,580
Liabilities	-	(342)	0
Net assets	1,785,558	83,360	77,449

	Gasoducto Sur		Concesionaria
Entity	Peruano S.A.		Chavimochic S.A.C.
	2017	2017	2018

Revenues		-	-
Loss from
continuing operations		(43,340)	(8,455)
Income tax	-	3,185	2,543
Loss from continuing
operations after income tax	-	(40,155)	(5,912)
Other comprehensive loss	-	-	-
Total comprehensive loss	-	(40,155)	(5,912)

The movement of the investments in joint ventures was as follows:

	2017	2018

Opening balance	103,356	18,618
Equity interest in results	6,039	1,599
Disposal of Investment	(88,556)	(10,112)
Dividends received	(3,758)	(1,823)
Conversion adjustment	334	79
Write-off of Investment	-	(878)
Discontinued operations	1,203	-
Final balance	18,618	7,483

 In 2017 and 2018 the following significant movements were carried out:

- The Group obtained dividends in 2018 from Logistica Quimicos del Sur S.A. for S/1.8 million (from Consorcio Sistemas SEC for S/1 million and from Logistica Quimicos del Sur S.A. for S/2.8 million in 2017).

- On April 24, 2017 the Company signed a purchase-sale agreement for their total capital stock (representing 51%) held in their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA).  The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

16             PROPERTY, PLANT AND EQUIPMENT, NET

The movement in property, plant and equipment accounts and its related accumulated depreciation for the year ended December 31, 2017 and 2018 is as follows:

					Furniture
					and	Other	Replacement	In-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	progress	Total

At January 1, 2017
Cost	32,614	241,352	1,090,460	443,641	59,593	246,102	17,923	3,778	18,853	2,154,316
Accumulated depreciation and impairment	-	(46,256)	(556,907)	(239,822)	(39,422)	(158,301)	(9)	-	-	(1,040,717)
Net carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599

Net initial carrying amount	32,614	195,096	533,553	203,819	20,171	87,801	17,914	3,778	18,853	1,113,599
Additions	157	2,724	48,207	36,594	11,607	36,179	925	22,877	13,178	172,448
Deconsolidation, net	(3,713)	(26,109)	-	(1,527)	(2,153)	(46,032)	-	(3,903)	(4)	(83,441)
Reclassifications, net	-	1,969	12,459	2,888	609	6,579	4,076	(21,600)	(6,980)	-
Transfers to intangibles (Note 17)	-	-	2,119	724	-	-	-	(964)	(2,048)	(169)
Deduction for sale of assets	(5,616)	(51,736)	(149,202)	(92,079)	(4,200)	(5,270)	-	-	-	(308,103)
Disposals, net	-	(245)	(4,032)	(7,507)	(422)	(9,413)	-	(230)	(3,606)	(25,455)
Depreciation charge	-	(12,469)	(100,976)	(45,457)	(11,654)	(26,928)	-	-	-	(197,484)
Impairment loss	-	-	(14,328)	-	-	-	-	-	(352)	(14,680)
Depreciation for sale deductions	-	3,579	115,864	84,145	1,049	3,128	-	-	-	207,765
Translations adjustments	236	152	606	(350)	(23)	980	-	-	(346)	1,255
Net final carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

At December 31, 2017
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,924	(42)	19,047	1,845,331
Accumulated depreciation and impairment	-	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	-	(352)	(979,596)
Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

					Furniture
					and	Other	Replacement	In-transit	Work in
	Land	Buildings	Machinery	Vehicles	fixtures	equipment	units	units	progress	Total

At January 1, 2018
Cost	23,678	157,949	998,207	380,724	62,435	180,409	22,924	(42)	19,047	1,845,331
Accumulated depreciation and impairment	-	(44,988)	(553,937)	(199,474)	(47,451)	(133,385)	(9)	-	(352)	(979,596)
Net carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735

Net initial carrying amount	23,678	112,961	444,270	181,250	14,984	47,024	22,915	(42)	18,695	865,735
Additions	-	13,216	11,318	9,377	2,145	14,122	-	5,577	27,431	83,186
Desconsolidation, net	(3,183)	(33,989)	(108,993)	(110,859)	(1,539)	(32,878)	-	-	(715)	(292,156)
Reclassifications	-	17,129	16,626	(1,415)	(1,430)	75	(5,257)	(5,320)	(20,408)	-
Deduction for sale of assets	-	(3,527)	(55,567)	(32,399)	(2,164)	(2,200)	(124)	-	-	(95,981)
Disposals, net	-	(9,723)	(3,340)	(1,418)	(292)	(461)	-	-	615	(14,619)
Depreciation charge	-	(14,257)	(67,430)	(19,391)	(3,954)	(18,068)	-	-	-	(123,100)
Impairment loss	-	-	(5,664)	-	-	-	-	-	-	(5,664)
Depreciation for sale deductions	-	1,189	37,452	14,868	1,813	1,702	-	-	-	57,024
Translations adjustments	(286)	3,383	(3,310)	(788)	(134)	(2,415)	-	-	(321)	(3,871)
Net final carrying amount	20,209	86,382	265,362	39,225	9,429	6,901	17,534	215	25,297	470,554

At December 31, 2018
Cost	20,209	112,548	693,551	83,345	57,222	106,068	17,543	215	25,649	1,116,350
Accumulated depreciation and impairment	-	(26,166)	(428,189)	(44,120)	(47,793)	(99,167)	(9)	-	(352)	(645,796)
Net carrying amount	20,209	86,382	265,362	39,225	9,429	6,901	17,534	215	25,297	470,554

In 2017 and 2018, additions to cost correspond to acquisitions of fixed assets made under financial leases or direct acquisitions.

The balance of work in progress as of December 31, 2018 is related to investments made by the subsidiary GMP S.A. for S/17.3 million (S/11.0 million as of December 31, 2017) for drilling activities to increase the exploitation of oil and gas.  Additionally, the balance includes the construction works of the Larcomar Hotel Project for S/15.8 million (S/15.6 million in 2017).

In 2018 the sale of fixed assets amounted to S/31.9 million (S/127.2 million in 2017), generating a loss of S/7.1 million (gain of S/26.9 million in 2017), which is shown in the statement of income under the caption "other income and expenses, net" (Note 28), the difference of income from the sale of fixed assets and the gain generated are presented under the caption "income from construction activities" and in "gross profit", respectively.

Depreciation of property, plant and equipment and investment property is distributed in the income statement as follows:

	2017	2018

Cost of services and goods	103,566	81,199
Administrative expenses	5,776	5,135
(+) Depreciation discontinued operations	90,452	39,085
Total depreciation related to property, plant and equipment	199,794	125,419
(-) Depreciation related to investment property	(2,310)	(2,319)
Total depreciation related to property, plant and equipment	197,484	123,100

At 31 December 2018, the Group had fully depreciated assets in use of S/424 million (S/154 million in 2017).

The net carrying amount of machinery and equipment, vehicles and furniture and fixtures acquired under finance lease contracts is broken down as follows:

		At December 31,
	2017	2018

Cost of acquisition	650,301	589,269
Accumulated depreciation	(351,447)	(329,613)
Net carrying amount	298,854	259,656

Other financial liabilities are secured by property, plant and equipment for S/321.1 million (S/368.1 million in 2017).

Operating lease commitment:

In connection with the lease agreement for the sale of the corporate building located in Miraflores mentioned on the previous page, the Company has outstanding commitments for non-cancellable operating leases, with the following maturities:

	2017	2018

Not later than 1 year	8,526	8,933
Within 2 to 5 years	35,161	47,397
Later than 5 years	46,451	30,532
	90,138	86,862

17 INTANGIBLE ASSETS

The movement in intangible assets and the related accumulated amortization as of December 31, 2017 and 2018 is as follows:

					Internally
					generated
				Contractual	software and	Costs of
		Trade-	Concession	relations	development	development	Development	Land use	Other
	Goodwill	marks	rights	with clients	costs	of wells	costs	rights	assets	Total
At January 1, 2017
Cost	205,195	109,511	844,213	95,127	60,607	342,100	3,623	13,288	34,294	1,707,958
Accumulated amortization and impairment	(60,675)	(15,845)	(326,453)	(62,316)	(40,586)	(233,378)	(3,623)	-	(4,796)	(747,672)
Net cost	144,520	93,666	517,760	32,811	20,021	108,722	-	13,288	29,498	960,286

Net initial cost	144,520	93,666	517,760	32,811	20,021	108,722	-	13,288	29,498	960,286
Additions	-	-	38,156	5,274	3,330	49,698	-	-	20,832	117,290
Capitalization of interest	-	-	26,015	-	-	-	-	-	-	26,015
Deconsolidation, net	(3,524)	-	(17,354)	-	(21)	-	-	-	(2,767)	(23,666)
Transfers from assets under construction (Note 16)	-	-	(11,217)	-	2,761	5,008	-	-	3,617	169
Derecognition - cost	-	-	(537)	-	(1,572)	-	-	-	(355)	(2,464)
Amortization	-	-	(24,609)	(4,189)	(8,091)	(46,695)	-	-	(2,973)	(86,557)
Impairment	(20,068)	(29,541)	-	-	-	-	-	-	-	(49,609)
Translations adjustments	(4,124)	975	13	369	1,196	-	-	-	177	(1,394)
Net final cost	116,804	65,100	528,227	34,265	17,624	116,733	-	13,288	48,029	940,070

At December 31, 2017
Cost	197,547	110,486	841,229	98,607	59,913	396,806	3,623	13,288	55,701	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	(3,623)	-	(7,672)	(837,130)
Net cost	116,804	65,100	528,227	34,265	17,624	116,733	-	13,288	48,029	940,070

					Internally
					generated
				Contractual	software and	Costs of
		Trade-	Concession	relations	development	development	Development	Land use	Other
	Goodwill	marks	rights	with clients	costs	of wells	costs	rights	assets	Total
At January 1, 2018
Cost	197,547	110,486	841,229	98,607	59,913	396,806	3,623	13,288	55,701	1,777,200
Accumulated amortization and impairment	(80,743)	(45,386)	(313,002)	(64,342)	(42,289)	(280,073)	(3,623)	-	(7,672)	(837,130)
Net cost	116,804	65,100	528,227	34,265	17,624	116,733	-	13,288	48,029	940,070

Net initial cost	116,804	65,100	528,227	34,265	17,624	116,733	-	13,288	48,029	940,070
Additions	-	-	23,803	-	3,267	68,544	-	-	5,067	100,681
Capitalization of interest expenses	-	-	3,361	-	-	-	-	-	-	3,361
Desconsolidation, net	(20,086)	(8,358)	(22,758)	(8,909)	(10,153)	-	-	-	(1,863)	(72,127)
Transfers from assets under construction (Note 16)	-	-	-	-	199	-	-	-	(199)	-
Derecognition - cost	-	-	(16)	-	(1,941)	(4,126)	-	-	-	(6,083)
Amortization	-	-	(50,776)	(7,996)	(5,834)	(41,930)	-	-	(5,592)	(112,128)
Translations adjustments	(3,430)	(4,301)	199	(303)	830	-	-	-	326	(6,679)
Net final cost	93,288	52,441	482,040	17,057	3,992	139,221	-	13,288	45,768	847,095

At December 31, 2018
Cost	174,031	97,097	836,254	85,482	16,177	461,224	3,623	13,288	54,644	1,741,820
Accumulated amortization and impairment	(80,743)	(44,656)	(354,214)	(68,425)	(12,185)	(322,003)	(3,623)	-	(8,876)	(894,725)
Net cost	93,288	52,441	482,040	17,057	3,992	139,221	-	13,288	45,768	847,095

a) Goodwill

The management reviews the results of its businesses on the basis of the type of economic activity carried on.  At December 31, the goodwill of the cash-generating units (CGUs) is distributed as follows:

	2017	2018

Engineering and construction	75,051	71,621
Electromechanical	20,737	20,737
Mining and construction services	13,366	-
IT equipment and services	930	930
Telecommunications services	6,720	-
	116,804	93,288

As a result of management's annual impairment tests on goodwill, the recoverable amount of cash-generating units was determined on the basis of their value in use and fair value less disposal costs, the greater. Value in use was determined on the basis of expected future cash flows generated by the evaluation of CGUs.

As a result of these evaluations, an impairment was identified in 2017 in Morelco S.A. The impairment loss was generated due to the decrease in expected cash flows, as a result of the reduction of the contracts linked to the "Backlog". The amount of impairment that impacted the total amount of goodwill was S/20.1 million in 2017.  No impairment was identified during 2018.

The main assumptions used by the Group to determine fair value less disposal costs and value in use are as follows:

	Engineering		IT equipment	Telecommu-
	and	Electro-	and	nication
	construction	mechanical	services	services
	%	%	%	%

2017
Gross margin	9.50%	8.00%	20.83%	4.26%
Terminal growth rate	3.00%	2.00%	2.90%	3.00%
Discount rate	11.18%	11.48%	10.17%	4.02%

2018
Gross margin	12.67%	7.63%	20.00%	-
Terminal growth rate	3.00%	2.00%	2.90%	-
Discount rate	12.55%	11.44%	15.39%	-

These assumptions have been used for the analysis of each CGUs for a period of 5 years.

Management determines budgeted gross margins based on past results and market development expectations. Average growth rates are consistent with those prevailing in the industry.  The discount rates used are pre-tax or post-tax, as applicable, and reflect the specific risks associated with the CGUs evaluated.

b) Trademarks

This item mainly includes the brands acquired in the business combination processes with Vial and Vives S.A.C. (S/75.4 million) in August 2013, Morelco S.A.S. (S/33.33 million) in December 2014 and Adexus S.A. (S/9.1 million) in August 2016. Management determined that the brands from Vial and Vives, Morelco and Adexus have indefinite useful lives; consequently, annual impairment tests are performed on these intangible assets as explained in paragraph a) above.

As a result of these evaluations, as of December 31, 2017, the Vial and Vives - DSD brand partially deteriorated, the amount of the impairment was S/29.5 million. It was not necessary to evaluate the impairment of goodwill in Stracon GYM because in March 2018 the Company sold its interest (87.59%) for a total of US$76.8 million, generating a profit of S/41.9 million.

The main assumptions used by the Group to determine fair value less cost of sales are as follows:

			IT
		Engineering	Equipment
	and construction		Services
	Morelco	Vial yVives-DSD	Adexus
	%	%	%

2017
Average revenue growth rate	9.60%	25.00%	9.19%
Terminal growth rate	3.00%	4.00%	3.00%
Discount rate	11.18%	14.80%	16.63%

2018
Average revenue growth rate	12.25%	19.58%	17.93%
Terminal growth rate	3.00%	3.00%	2.90%
Discount rate	12.55%	14.00%	12.40%

c) Concessions

The intangibles of Norvial S.A. as of December 31, 2018 mainly comprise: i) the EPC Contract for S/70 million (S/78 million as of December 31, 2017), ii) the construction of the second section of the "Ancón-Huacho-Pativilca" highway and the cost of capitalized indebtedness at effective interest rates between 7.14% and 8.72% for S/19 million and S/3 million, respectively (S/331 million and S/26 million, respectively as of December 31, 2017 at interest rates between 7.14% and 8.72%), iii) road improvement for S/20 million (S/17 million as of December 31, 2017), iv) Implementation for road safety for S/4 million (S/4 million as of December 31, 2017), v) capitalization of the work of the second roadway for S/310 million (there was no movement as of December 31, 2017), (vi) disbursements for land adquisition for S/5 million (S/5 million as of December 31, 2017), (vii) Other intangible assets contracted for the delivery process of the S/5 million Concession (S/4 million as of December 31, 2017).  During 2018 debt costs of S/3 million have been capitalized (S/26 million in 2017). see Note 2.20.

d) Cost of well’s development

Through one of its subsidiaries, GMP S.A., the Group operates and extracts oil from two fields (Lot I and Lot V) located in the province of Talara, in northern Peru.  Both fields are operated under long-term service contracts in which the Group provides hydrocarbon extraction services to Perupetro.

On December 10, 2014, the Peruvian State granted the subsidiary GMP S.A. the right to exploit for 30 years the oil lots III and IV (owned by the Peruvian State - Perupetro) located in the Talara, Piura of 230 and 330 wells, respectively. The total expected investment in both wells amounts to US$350 million; operations began in April 2015 in both lots.

As part of the Group's obligations under the service contracts, it is necessary to incur certain costs to prepare the wells located in Lots I, III, IV and V. These costs are capitalized as part of the intangible asset with a value of S/68 million during 2018 (S/99 million in 2017), which includes the capitalization of the provision for dismantling wells for S/3 million (S/50 million during 2017).

The lots are amortized on the basis of the useful lives of the wells (determined in 5 years for lots I and V and units produced for lots III and IV), which is less than the total service contract period with Perupetro

e) Amortization of intangible assets

Amortization of intangibles is broken down in the income statement as follows:

	2017	2018

Cost of sales and services (Note 26)	67,381	98,318
Administrative expenses (Note 26)	3,002	4,856
(+) Amortization discontinued operations	16,174	8,898
	86,557	112,072

18              OTHER FINANCIAL LIABILITIES

As of December 31, this item includes:

		Total		Current		Non-current
	2017	2018	2017	2018	2017	2018

Bank overdrafts	120	119	120	119	-	-
Bank loans	1,561,634	1,023,481	990,467	810,188	571,167	213,293
Finance leases	128,309	33,488	66,177	13,514	62,132	19,974
Other financial entities	-	145,584	-	2,653	-	142,931
	1,690,063	1,202,672	1,056,764	826,474	633,299	376,198

a) Bank Loans

As of December 31, 2017 and 2018, includes bank loans in local and foreign currency for working capital. These obligations bear fixed interest rates ranging from 1.6% to 15.8% in 2018 and from 3.3% to 13.9% in 2017.

				Current		Non-current
	Interest	Date of		At December, 31		At December, 31
	rate	maturity	2017	2018	2017	2018

GyM S.A.	1.63% / 8.91%	2018 / 2019	551,413	227,770	95,376	-
Graña y Montero S.A.A.	Libor USD 3M + from 4.9% to 5.5%	2018 / 2020	113,412	206,836	363,564	125,547
GyM Ferrovías	Libor USD 1M + to 2%	2019	-	209,463	-	-
Viva GyM S.A.	7.00% / 12.00%	2018 / 2020	157,592	129,617	-	2,102
GMP S.A.	4.55% / 6.04%	2018 / 2020	42,911	22,587	96,245	85,644
CONCAR S.A.	15.75%	2019	812	13,915	-	-
Adexus S.A.	5.90%	2018 / 2019	46,552	-	3,175	-
CAM Holding S.A.	4.68% / 13.76%	2018	77,775	-	12,807	-
			990,467	810,188	571,167	213,293
i) Credit Suisse Syndicated Loan

In December 2015, the Group entered into a US$200 million medium-term loan agreement with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The loan term is five years with quarterly installments starting on the 18th month. The loan bears interest at a rate of three months Libor plus 4.9% per year (3.8% in 2017). The funds were used to finance our equity participation in GSP.  On June 27, 2017, the Group renegotiated the terms of this loan to correct defaults related to the cancellation of the GSP concession.

As of December 31, 2018, the principal balance of the loan amounts to US$37.5 million (equivalent to S/126.7 million). The Company is in compliance with its obligations to do and not to do under the credit agreement.

ii) GSP Bridge Loan

As of December 31, 2016, the balance of bank loans included US$129 million of the corporate guarantee issued by the Company to guarantee the bridge loan granted to GSP, which was due as of December 31, 2016.  However, on June 27, 2017, the Company reached a refinancing agreement with Natixis, BBVA, SMBC and MUFJ for US$78.7 million, this amount was used to repay the GSP bridge loan. The new loan matures in June 2020, with prepayments coming from the sale of assets for 40% in the first year and an additional 30% in the second year.

As of December 31, 2018, the principal balance of the loan was US$63.5 million (equivalent to S/214.5 million).  Although as of December 31, 2018, the company had breached some of its obligations under the credit agreement, it has requested a waiver.  Due to this default the loan balance was reclassified as current.  This waiver was granted at the close of this report.

b) Financial Leases

				Current		Non-current
	Interest	Date of		At December, 31		At December, 31
	rate	maturity	2017	2018	2017	2018

GyM S.A.	0.40% / 9.27%	2018 / 2023	40,107	4,523	32,397	9,314
GMP S.A.	0.25% / 4.50%	2018 / 2021	4,013	4,034	5,304	1,522
Viva GyM S.A.	7.79% / 8.46%	2018 / 2022	4,439	3,488	12,010	8,582
CONCAR S.A.	3.65% / 5.05%	2018 / 2020	1,777	1,469	1,945	556
Adexus S.A.	3.36% / 12.31%	2018 / 2022	8,567	-	4,363	-
GMI S.A.	5.56% / 6.90%	2018	347	-	-	-
CAM Holding S.A.	3.01% / 14.76%	2018	6,240	-	5,692	-
CAM Servicios Perú S.A.	6.79% / 7.75%	2018	687	-	421	-
			66,177	13,514	62,132	19,974

The minimum payments to be made according to their maturity and the present value of the leasing obligations are as follows:

		At December 31,
	2017	2018

Up to 1 year	72,864	15,151
From 1 to 5 years	65,899	21,583
Over 5 years	638	-
	139,401	36,734
Future financial charges on finance leases	(11,092)	(3,246)
Present value of the obligations for finance lease contracts	128,309	33,488

The present value of the finance lease agreements obligations are as follows:

		At December 31,
	2017	2018

Up to 1 year	66,177	13,514
From 1 year to 5 years	61,501	19,974
Over 5 years	631	-
	128,309	33,488

c) Other financial institutions

Monetization of Norvial dividends

On May 29, 2018, an investment agreement was signed between the Company and Inversiones Concesión Vial S.A.C. ("BCI Peru") - with the intervention of Fondo de Inversión BCI NV ("Fondo BCI") and BCI Management Administradora General de Fondos S.A. ("BCI Asset Management") to monetize the future dividends on Norvial S.A. that our Company will receive for a period of 7 years. The transaction amount is US$42.3 million and was completed on June 11, 2018.

It has also been agreed that the Company will have call options on 48.8% of the economic rights of Norvial that BCI Peru will maintain through its participation in Inversiones en Autopistas S.A. Such options will be subject to certain conditions such as the maturity of different terms, recovery of the investment made with the funds of the BCI Fund (according to different economic calculations) and/or the occurrence of a change of control.

d) Fair value of debt

The book value and fair value of indebtedness are as follows:

		Carrying amount		Fair value
		At December, 31		At December, 31
	2017	2018	2017	2018

Bank overdrafts	120	119	120	119
Bank loans	1,561,634	1,023,481	1,627,000	1,152,885
Finance leases	128,309	33,488	141,040	38,399
Other financial entities	-	145,584	-	145,584
	1,690,063	1,202,672	1,768,160	1,336,987

In 2018, fair values are based on discounted cash flows using debt rates between 2.4% and 8.9% (between 2.4% and 13.8% in 2017) and are within level 2 of the fair value hierarchy.

19             Bonds

As of December 31, this item includes:

		Total		Current		Non-current
	2017	2018	2017	2018	2017	2018

GyM Ferrovías	603,657	611,660	12,294	13,422	591,363	598,238
Norvial	343,910	325,382	24,361	25,745	319,549	299,637
	947,567	937,042	36,655	39,167	910,912	897,875

a) GyM Ferrovías S.A.

In February 2015, the subsidiary GyM Ferrovías S.A. made an international corporate bond issue under Regulation S of the United States of America.  The issue was made in soles VAC (adjusted by the Constant Update Value) for an amount of S/629 million. Issuance costs amounted to S/22 million. The bonds mature in November 2039 and bear interest at a rate of 4.75% (plus the VAC adjustment), have a risk rating of AA+ (local scale) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a guarantee scheme that includes a mortgage on the concession of which GyM Ferrovías S.A. is the concessionaire, collateral on the shares of GyM Ferrovías S.A., Assignment of the Collection Rights of the Administration Trust, a Flows Trust and Reserve Accounts for the Debt Service, Operation and Maintenance and the ongoing Capex.  At December 31, 2018, S/67.7 million has been amortized (S/57.5 million at December 31, 2017).

As of December 31, 2018 the balance include accrued interest and VAC adjustment for S/72.0 million (S/60.5 million as of December 31, 2017).

As of December 31, 2017 and 2018, the movement in this account is as follows:

	2017	2018

Balance at January, 1	604,031	603,657
Amortization	(19,141)	(10,178)
Accrued interest	49,132	48,130
Interest paid	(30,365)	(29,949)
Balance at December, 31	603,657	611,660

Less current portion of bonds
Long-term bonds	(591,363)	(598,238)
	12,294	13,422

As part of the bond structuring process, GyM Ferrovías S.A. undertook to report and verify compliance with the following, measured by its individual financial statements (covenants):

- Debt service coverage ratio not less than 1.2 times
- Maintain a minimum balance in the trust equal to one quarter of operating and maintenance costs (including VAT)
- Maintain a constant balance in the minimum trust equal to the following two coupons according to the bond schedule.

On August 23, 2017, GyM Ferrovías S.A. and Line One CPAO Purchaser LLC signed the purchase-sale contract and assignment of collection rights for the "Annual Payment for Complementary Investment (PAO Complementary)" derived from the Concession Contract for an amount equivalent to US$316 million.

On August 23, 2017, GyM Ferrovías S.A. as Borrower, Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent signed a Working Capital loan agreement for an amount equivalent to US$80 million to partially finance the Lima Metro Line 1 Expansion Project. As of December 31, 2018, the account payable amounts to US$62 million.

b) Norvial S.A.

Between 2015 and 2016, the subsidiary, Norvial S.A., issued the First Corporate Bond Program on the Lima Stock Exchange for S/365 million. The rating companies Equilibrium Risk and Apoyo & Asociados Internacionales gave the rating of AA to this debt instrument.

The purpose of the awarded funds was to finance the construction works of the Second Stage of the Road Network No. 5 and the financing of the VAT linked to the execution of the expenses of the Project.

As of December 31, 2017 and 2018, the movement in this account is as follows:

	2017	2018
Balance at January, 1	363,684	343,910
Amortization	(20,010)	(18,736)
Accrued interest	2,987	24,170
Capitalized interest	26,011	3,361
Interest paid	(28,762)	(27,323)
Balance at December, 31	343,910	325,382

As part of the bond structuring process, Norvial S.A. undertook to periodically report and verify compliance with the following covenants:

- Debt service coverage ratio not less than 1.3 times.
- Proforma leverage ratio less than 4 times.

The fair value of both obligations at December 31, 2018 amounts to S/1,037 million (at December 31, 2017 amounts to S/1,040 million), is based on discounted cash flows using rates between 4.09% and 5.45% (between 4.49% and 6.63% at December 31, 2017) and is within level 2 of the fair value hierarchy.

As of December 31, 2017 and 2018, the Company has complied with the covenants of both types of bonds.

20             TRADE ACCOUNTS PAYABLE

As of December 31, this item includes:

	2017	2018

Invoices payable	1,250,586	591,619
Unbilled services received	132,514	378,670
Notes payable	69,946	109,242
	1,453,046	1,079,531

The balance of services received but not billed includes the estimate made by management corresponding to the valuation by degree of completion, which amounted to S/378.7 million at December 31, 2018 (S/132.5 million at December 31, 2017).

21             OTHER ACCOUNTS PAYABLE

As of December 31, this item includes:

	Total		Current		Not current
	2017	2018	2017	2018	2017	2018

Advances received from customers (a)	726,294	496,548	316,891	301,868	409,403	194,680
Consorcio Ductos del Sur - payable (b)	250,021	234,978	-	-	250,021	234,978
Salaries and other payable	246,916	97,774	246,916	97,774	-	-
Put option liability on Morelco acquisition
(Note 32-b)	105,418	103,649	-	-	105,418	103,649
Third-party loans	107,314	11,560	75,256	11,560	32,058	-
Other taxes payable	69,584	90,449	69,584	69,118	-	21,331
VAT payable	48,095	42,326	37,544	42,326	10,551	-
Consorcio Rio Mantaro - payables	35,531	35,531	35,531	35,531	-	-
Acquisition of non-controlling interest (Note 35-a)	22,407	22,963	22,407	22,963	-	-
Supplier funding	14,886	-	-	-	14,886	-
Guarantee deposits	15,580	15,137	15,580	15,137	-	-
Post-retirement benefits	8,914	-	-	-	8,914	-
Other accounts payables	50,013	55,864	28,791	36,392	21,222	19,472
	1,700,973	1,206,779	848,500	632,669	852,473	574,110

(a) Advances received from customers relate mainly to construction projects are discounted from invoicing, in accordance with the terms of the contracts.
(b) The other accounts payable of Consorcio Constructor Ductos del Sur correspond to payment obligations to suppliers and main subcontractors for S/235 million; as a consequence of the termination of GSP's operations.

The fair value of short-term accounts approximates their carrying amount due to their short-term maturities. The non-current portion comprises mainly non-financial liabilities such as advances received from customers; the remaining balance is not significant in the financial statements for the periods shown.

22             OTHER PROVISIONS

As of December 31, this item includes:

		Total		Current		Not current
	2017	2018	2017	2018	2017	2018

Legal claims	23,364	84,728	12,220	6,049	11,144	78,679
Contingent liabilities from the acquisition of Morelco	4,224	4,039	-	-	4,224	4,039
Contingent liabilities from the acquisition of Coasin and Vial yVives - DSD	1,839	459	-	-	1,839	459
Contingent liabilities from the acquisition of Adexus	1,186	-	1,186	-	-	-
Provision for well closure (Note 5.1 d)	16,804	20,382	97	148	16,707	20,234
	47,417	109,608	13,503	6,197	33,914	103,411

As of December 31, 2018, legal contingencies correspond mainly to the present value of the estimated provision of S/73.5 million (approximately US$ 22.3 million), related to the contingency described in Note 1 c-4). (As of December 31, 2017, they correspond mainly to provisions for labor liabilities and tax claims of S/19.3 million).

Legal contingencies also include proceedings brought against the Group by the Peruvian energy regulator (OSINERGMIN), related to the storage of hydrocarbons and applicable environmental laws and regulations for S/5.3 million (S/5.1 million as of December 31, 2017).

The gross movement of other provisions is as follows:

		Contingent
		liabilities	Provision
	Legal	resulting from	for well
Other provisions	claims	acquisitions	closure	Total

At January 1, 2017	15,732	8,125	17,216	41,073
Additions	9,510	-	-	9,510
Reversals of provisions	(235)	(809)	(412)	(1,456)
Payments	(1,680)	-	-	(1,680)
Translation adjustments	37	(67)	-	(30)
At December 31, 2017	23,364	7,249	16,804	47,417

At January 1, 2018	23,364	7,249	16,804	47,417
Additions	75,369	-	3,578	78,947
Reversals of provisions	(4,875)	(1,343)	-	(6,218)
Deconsolidation of subsidiaries	(2,340)	-	-	(2,340)
Reclasification liabilities classified as held for sale	-	(1,093)	-	(1,093)
Payments	(6,615)	-	-	(6,615)
Translation adjustments	(175)	(315)	-	(490)
At December 31, 2018	84,728	4,498	20,382	109,608

23             EQUITY

a) Capital

The General Shareholders' Meeting held on November 6, 2018 approved a capital increase of up to US$ 130 million, equivalent to 211,864,065 shares at a price of US$ 0.6136.  As of December 31, 2018, a total of 69,380,402 shares were subscribed, therefore, the Company's capital is represented by 729,434,192 shares with a par value of S/1.00 each, of which 660'053,790 are registered in the Public Registry and 69,380,402 are in the process of registration.   As of December 31, 2017, the issued, authorized, subscribed and paid-in capital in accordance with the Company's bylaws and amendments thereto was represented by 660,053,790 common shares. The company will continue its efforts to place the balance or part of the shares pending subscription.

As of December 31, 2017, a total of 259,302,745 shares were represented in ADS, equivalent to 51,860,549 ADSs at the rate of 5 shares per ADS; and 207,931,660 shares were represented in ADSs equivalent to 41,586,332 ADS as of December 31, 2018.

As of December 31, 2018, the Company's corporate structure is as follows:

		Total
Percentage of individual	Number of	percentage of
interest in capital	shareholders	interest

Up to 1.00	1,926	16.37
From 1.01 to 5.00	12	26.54
From 5.01 to 10.00	2	12.47
Over 10	2	44.62
	1,942	100.00

As of December 31, 2018, the Company's shares had a year-end market price of S/1.99 per share and a trading frequency of 91.6% (S/1.87 per share and a trading frequency of 100% as of December 31, 2017).

b) Legal reserve

This item only includes the legal reserve. In accordance with the General Law of Corporations, the legal reserve of the Company is constituted with the transfer of 10% of the annual profit until reaching an amount equivalent to 20% of the paid-in capital.  In the absence of profits or unrestricted reserves, the legal reserve must be applied to the compensation of losses and must be replenished with the profits of subsequent years.  This reserve may be capitalized and its replacement is also mandatory.  As of December 31, 2018, the balance of the legal reserve reached the aforementioned limit.

c) Voluntary reserve

As of December 31, 2017 and 2018 this S/29.97 million reserve is related to the excess of the legal reserve; this reserve is above the requirement to constitute a reserve until it reaches the equivalent of 20% of the paid-in capital.

d) Share issuance premium

This item includes the excess of total income obtained by shares issued in 2013 compared to their nominal value of S/1,055,488 and by shares issued in 2018 an amount of S/68,223,885.

In addition, this account recognises the difference between the nominal value and the transaction value for acquisitions of shares in non-controlling interests.

e) Retained earnings

Dividends distributed to shareholders other than domiciled legal entities are subject to the rates of 4.1% (earnings until 2014), 6.8% (2015 and 2016 earnings) and 5.00% (2017 and thereafter) for income tax charged to these shareholders; such tax is withheld and settled by the Company. Dividends for fiscal years 2017 and 2018 were not distributed (Note 33).

24             DEFERRED INCOME TAX

Deferred income tax is discriminated by its estimated reversal term as follows:

	2017	2018

Deferred income tax asset:
Reversal expected in the following 12 months	73,883	48,889
Reversal expected after 12 months	362,814	376,547
Total deferred tax asset	436,697	425,436

Deferred income tax liability:
Reversal expected in the following 12 months	(5,583)	(9,067)
Reversal expected after 12 months	(66,889)	(66,280)
Total deferred tax liability	(72,472)	(75,347)
Deferred income tax asset, net	364,225	350,089

The movement in deferred income tax is as follows:

	2017	2018

Deferred income tax asset, net as of January 1	353,839	364,225
Credit to income statement (Note 29)	42,779	25,118
Adjustment for changes in rates of income tax	1,951	(1,524)
Acquisition of a subsidiary	(12,340)	(40,460)
Acquisition of joint operation	(16,804)	(95)
Other movements	(5,200)	2,825
Total as of December 31	364,225	350,089

The movement in deferred tax assets and liabilities in the year, without considering the offsetting of balances, is as follows:

	Difference			Receivables	Costs of
Tax liability	in depreciation	Fair value	Work	from local	indebtedness
deferred	rates	gains	in Process	Government	activated	PPA	Others	Total

At January 1, 2017	61,750	-	8,242	28,867	21,418	27,118	13,164	160,559

(Charge) credit to P&L	104,101	-	(5,712)	3,322	(1,473)	(11,780)	(3,724)	84,734
Sale of subsidiary (GMD S.A.)	-	-	-	-	-	-	(82)	(82)
At December 31, 2017	165,851	-	2,530	32,189	19,945	15,338	9,358	245,211

(Charge) credit to P&L	(74,679)	13,574	2,926	689	(4,229)	(11,699)	7,828	(65,590)
Sale of subsidiary (GMD S.A.)	(16,189)	-	-	-	-	(5,201)	(3,378)	(24,768)
At December 31, 2018	74,983	13,574	5,456	32,878	15,716	(1,562)	13,808	154,853

		Accelerated			Accrual for
Active for taxes		tax	Tax	Work	unpaid	Investments	Provision	Tax
deferred	Provisions	depreciation	losses	in Process	vacations	in subsidiaries	for deterioration	Goodwill	Others	Total

At January 1, 2017	105,679	16,381	153,083	17,614	12,972	608	172,052	20,525	15,487	514,401

Charge (credit) to P&L	(12,614)	79,637	(8,555)	21,873	2,166	118	28,593	(112)	18,358	129,464
Charge (credit) to equity	(8,882)	-	-	-	-	-	(7,493)	-	(347)	(16,722)
Reclassification	(30,901)	-	-	-	-	(726)	31,627	-	-	-
Sale of subsidiary (GMD S.A.)	(683)	(9,367)	(438)	-	(1,697)	-	-	-	(236)	(12,421)
Others	(160)	-	(1)	-	(1)	-	1	-	(5,126)	(5,287)
At December 31, 2017	52,439	86,651	144,089	39,487	13,440	-	224,780	20,413	28,136	609,435

Charge (credit) to P&L	702	(83,561)	25,733	(5,482)	1,784	-	35,289	(2,365)	(14,096)	(41,996)
Charge (credit) to equity	-	-	-	-	-	-	-	-	(95)	(95)
Sale of subsidiary	(14,775)	(2,169)	(33,512)	-	(6,215)	-	(6,462)	-	(944)	(64,077)
Others	-	-	-	-	-	-	-	-	1,675	1,675
At December 31, 2018	38,366	921	136,310	34,005	9,009	-	253,607	18,048	14,676	504,942

As of December 31, 2018, the total tax loss amounts to S/468.8 million and is composed as follows:

		Tax Loss		Application			Statute of
Company		Compensation		2019	2020	Forward	Limitations

GyM S.A.	277,541		B	8,801	19,417	249,323
Vial y Vives	76,474	N/A		11,022	13,226	52,226
Graña y Montero S.A.A.	56,906		A	46,278	10,628	-	2022
GMP	17,225		A	-	5,786	11,438	2020 / 2021
TGNCA	15,989		B	-	-	15,989
Viva GyM	12,497		B	-	-	12,497
Consorcio Italo Peruano	3,870		A	3,870	-	-	2020
Consorcio Peruano de Conservación	3,791		A	-	3,243	549	2020 / 2021
Consorcio Huacho-Pativilca	1,457		A	1,457	-	-	2022
Others	3,055			1,196	142	1,717
	468,805			72,624	52,442	343,739

In Peru there are two ways to compensate for tax losses:

1. System A. It is allowed to offset the tax loss in future years up to the following four (4) years from the date the loss is incurred.

2. System B. The tax loss may be offset in future years up to 50% of the net rent of each year. This application does not consider a statute of limitations.

The taxable goodwill relates to the tax credit generated in the reorganization of the Chilean subsidiaries in 2014, in accordance with such legislation. In 2016, the arbitration related to the Collahuasi project was closed and an additional payment to the sellers of the Chilean subsidiary was determined, which originated the increase of this temporary item.

Deferred income corresponds to income that, according to Colombian tax regulations, is not recognized as such for tax purposes until certain requirements are met.

25             EMPLOYEE PARTICIPATION

The distribution of employee participation in the income statement for the years ended December 31 is shown below:

	2017	2018

Cost of sales of goods and services	2,215	5,274
Administrative expenses	7,562	2,588
	9,777	7,862

26             EXPENSES BY NATURE

For the years ended December 31, the detail of this item is as follows:

	Cost of goods	Administrative
	and services	expenses
2017
Services provided by third-parties	1,268,665	104,950
Salaries, wages and fringe benefits	919,409	134,695
Purchase of goods	856,745	140
Impairment of accounts receivable	235,107	48,057
Depreciation	103,566	5,776
Amortization	67,381	3,002
Impairment of inventories	40,592	-
Impairment of property, plant and equipment	11,928	20
Taxes	7,470	7,408
Impairment of accounts receivable	698	18,406
Total report restated	3,511,561	322,454

	Cost of goods	Administrative
	and services	expenses
2018
Services provided by third-parties	1,064,687	98,060
Salaries, wages and fringe benefits	817,392	105,505
Purchase of goods	755,209	-
Other management charges	375,308	43,533
Amortization of intangibles	98,318	4,856
Depreciation	81,199	5,135
Impairment of accounts receivable	45,658	19,418
Taxes	8,727	1,926
Impairment of property, plant and equipment	5,468	-
Inventory recovery	(26,993)	-
	3,224,973	278,433

For the years ended on December 31, staff costs comprise the following:
	2017	2018
Salaries	747,195	629,641
Social contributions	106,797	80,697
Statutory bonuses	76,330	73,297
Employee’s severance indemnities	43,399	50,852
Others	37,003	41,327
Vacations	33,603	39,221
Worker’s profit sharing (Note 25)	9,777	7,862
	1,054,104	922,897

27             FINANCIAL INCOME AND EXPENSES

For the years ended on December 31, these items include the following:

	2017	2018

Financial income:
Interest on loans to third parties	577	27,060
Fair value of accounts receivables	-	9,786
Interest on short-term bank deposits	5,123	3,811
Commissions and collaterals	12	1,448
Exchange rate gain, net	5,603	-
Others	2,427	8,820
	13,742	50,925

Financial expenses:
Interest expense:
- Bank loans	93,238	114,376
- Loans from third parties	6,784	31,296
- Commissions and collaterals	15,537	31,668
- Financial lease	4,722	2,908
- Bonds	28,804	3,361
Exchange difference loss, net	-	23,276
Derivative financial instruments	739	268
Loss by measurement of financial asset fair value	8,059	25,796
Other financial expenses	24,802	23,200
Less capitalized interest	(31,908)	(8,167)
	150,777	247,982

28             OTHER INCOME AND EXPENSES, NET

For the years ended December 31, these items include the following:

	2017	2018
Other income:
Sales of fixed assets	93,013	26,007
Sale of investments	-	13,475
Reversal of legal and tax provisions	79	20
Present value of the liability from put option	-	6,122
Others	6,466	12,795
	99,558	58,419

Other expenses:
Net cost of fixed assets disposal	78,378	36,931
Impairment of goodwill and trademarks	49,608	-
Legal contingency - Law 30737 (Note 22)	-	73,500
Others	4,441	9,323
	132,427	119,754
	(32,869)	(61,335)

29             TAX SITUATION

a) In accordance with the current legislation in Peru, Chile, Colombia, Ecuador, Bolivia and Panama, each Group Company is individually subject to the applicable taxes. Management considers that it has determined the taxable amount of income tax in accordance with the tax legislation in force in each country.

b) Amendments to the Peruvian Income Tax Law

By means of Legislative Decree No. 1261, enacted on December 10, 2016, amendments have been made to the Income Tax Law, the application of which applies from 2017 onwards. This amendment establishes the Third Category income tax rate at 29.5%. Likewise, the aforementioned decree establishes the dividend tax rate for natural persons and legal persons not domiciled at 5% for dividends from 2017 onwards. The accumulated profits until December 31, 2016, will remain affected at the rate of 6.8%, in spite of the fact that their distribution is agreed or occurs in subsequent periods.

c) Amendments to the Chilean Income Tax Law

On February 1, 2016, Law No. 20899 was enacted, which simplifies and clarifies the application of the tax reform defined in the aforementioned Law. With respect to Income Tax, two systems have been established:

i. Attributable income system: This system gradually increases the First Category Tax rate, 21% in 2014, 22.5% in 2015, 24% in 2016, to 25% in 2017. Their choice is restricted to companies whose partners are natural persons domiciled or resident in Chile or natural or legal persons without domicile or residence in Chile. This system imposes taxes on the partners of Chilean entities on an annual basis regardless of any effective distribution of the local entity's profits, with the right to use the tax paid in full as a tax credit.

ii. Partially integrated system: The First Category Tax rate is gradually increased by 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017, to 27% in 2018. Corporations, open or closed, and companies in which at least one of their owners is not a natural person (domiciled or not) or a legal person not domiciled, are subject to this system. This system burdens the shareholders of Chilean entities that distribute dividends and entitles them to use said distribution as a tax credit in 65% of the total taxes paid.  This limit does not apply to investors with whom Chile has signed double taxation avoidance agreements, as is the case in Peru.

d) Amendments to the Colombian Income Tax Law

In December 2016, Law No. 1819 was published modifying the Tax Statute, whose application or validity begins in 2017. The main modifications are as follows

- The income tax rates in force until 2016 (Income Tax + CREE+ Surcharge) have been simplified to a single income tax rate of 34% and a temporary surcharge of 6% by 2017 and an income tax rate of 33% and a temporary surcharge of 4% by 2018 on a taxable income greater than S/895 thousand (equivalent to COP800 million).
- The presumptive income, applicable when there are tax losses or when it is greater than ordinary income, will have as its taxable base 3.5% of liquid equity (formerly 3%) and may be compensated with future taxable income.
- Tax losses may be offset in the following twelve (12) years from their generation.
- The special rate for dividends and participations received by foreign companies will be 5%.
- The VAT rate changes from 16% to 19%.
- As of tax year 2017, the term of the firmness of the declarations will be three (3) years. However, some terms may be longer, as is the case of companies that are obliged to transfer prices whose firmness of the declarations will be six (6) years. For the declarations that generate tax losses the term of firmness will be from twelve (12) to fifteen (15) years.

In December 2018, Law No. 1943 was published modifying the Tax Statute, whose application or validity begins in 2019. The main modifications are as follows:

- Presumptive rent rate reduced to 1.5% for taxable years 2019 and 2020; and to 0% beginning with taxable year 2021
- The general income tax rate applicable to national companies shall be reduced as follows: 33% by 2019, 32% by 2020, 31% by 2021 and 30% by 2022.

e) The income tax expense show in the consolidated statement of income comprises

	2017	2018

Current income tax	167,154	150,020
Deferred income tax (Note 24)	(44,730)	(23,594)
PPUA	613	-
Total	123,037	126,426
(-) Discontinued Operations	(76,732)	(13,108)
Income tax	46,305	113,318

Under Chilean law, when a Company has tax losses, it may request a refund of first category taxes paid in prior years, up to the amount of tax calculable on the tax loss and provided that it has not distributed dividends on the income associated with the refund.  The amount returned by the Chilean Tax Administration in this respect is called the provisional payment on absorbed earnings (PPUA). The Company recognizes income tax income and an account receivable when requesting this refund.

f) The Group´s income tax differs from the notional amount that would result from applying the group companies weighted average rate of income tax applicable to consolidated pre-tax income, as follows:

	2017	2018

Profit (loss) before income tax	45,112	133,948

Income tax by applying local applicable tax
rates on profit generated in the respective countries	13,811	40,507
Tax effect on:
- Non-taxable income	(4)	(1,691)
- Equity method (profit) loss	394	(1,094)
- Non-deductible expenses	30,472	70,052
- Unrecognized deferred tax asset
income (expense)	1,562	8,592
- Adjustment for changes in rates
of income tax	27	1,524
- PPUA adjustment for changes in tax rates	(611)	-
- Change in prior years estimations	9,005	3,235
- Others, net	(8,351)	(7,807)
Income tax	46,305	113,318

g) The theoretical tax disclosed is the result of applying the income tax rate in accordance with the tax legislation of the country where each company that is part of the Group is domiciled. In this sense, companies domiciled in Peru, Chile and Colombia applied in 2018 income tax rates of 29.5%, 27% and 37% respectively (29.5%, 25.5% and 40% for 2017). Norvial, GyM Ferrovías, Vesur and GMP (Blocks III and IV) have legal stability contracts signed with the Peruvian Government in force during the term of the associated concessions.  Therefore, the theoretical consolidated amount is obtained from the weighting of the profit or loss before income tax and the applicable income tax rate.

		Profit
		before
	Local tax	income	Income
Country	rate	tax	tax
	(A)	(B)	(A)*(B)
2017
Peru	28.00%	420,421	124,024
Peru – Norvial S.A.	27.00%	68,104	18,388
Peru – GyM Ferrovias S.A.	30.00%	29,028	8,708
Peru – Vesur	30.00%	779	234
Peru – GMP S.A.	30.00%	20,941	6,073
Chile	24.00%	(93,031)	(23,723)
Colombia	40.00%	(27,970)	(11,188)
Bolivia	25.00%	(2,897)	(724)
Unrealized gains		(370,263)	(107,981)
Total		45,112	13,811

2018
Peru	0.00%	-	-
Peru – Norvial S.A.	29.50%	151,627	44,730
Peru – GyM Ferrovias S.A.	27.00%	21,104	5,698
Peru – Vesur	30.00%	125,136	37,541
Peru – GMP S.A.	30.00%	2,951	885
Chile	29.00%	35,421	10,272
Colombia	27.00%	(20,768)	(5,607)
Colombia	37.00%	11,851	4,385
Bolivia	33.00%	1,984	655
Unrealized gains		(137)	(34)
Total		329,169	98,524
A company located in Colombia does not exceed the taxable income of COP 800 million, therefore applies the rate of 33%. See d)

h) The Peruvian Tax Administration has the power to review and, if applicable, correct the calculation of the income tax determined by the Company in the last four years, starting on January 1 of the year following the filing of the corresponding tax return (years open for review). Years 2014 to 2018 are open for review. Management believes that no significant liabilities will arise as a result of these tax audits.  In addition, the Chilean tax administration has not yet audited the income tax returns for 2016, 2017 and 2018, and the Chilean tax administration has the authority to carry out such audits within three years from the filing date of the respective tax returns. Also, in Colombia, years 2016, 2017 and 2018 are pending audit by the Colombian tax administration, which has the power to perform audits in the two years following the filing of the tax return.

i) In accordance with current legislation, for the purposes of determining income tax and general sales tax, the transfer prices of transactions with related companies and with companies’ resident in low or nil tax territories must be considered. For this purpose, documentation and information must be available to support the valuation methods used and the criteria considered for their determination (transfer pricing rules). The Tax Administration is empowered to request this information from the taxpayer. Based on the analysis of the Company's operations, management and its legal advisors estimate that transfer prices of transactions with related companies are based on market conditions, similar to those agreed with third parties, as of December 31, 2018.

j) Temporary Tax on Net Assets (ITAN)

Taxes third category income generators in Peru subject to the general Income Tax regime.  Beginning   in 2012, the tax rate is 0.4% applicable to the amount of net assets exceeding S/1 million.

The amount effectively paid may be used as a tax credit against payments on account of income tax under the General Regime, or against payment of the provisional income tax for the corresponding year.

k) The unrecognized deferred income tax asset amounts to S/10.8 million for 2018 and is mainly related to the tax loss carryforwards generated in Consorcio Ermitaño, Consorcio Conciviles and Consorcio Mantaro for which there is no expectation of recovery in the future.

l) The current income tax payable, after applying the corresponding tax credits and whose due date is up to the first week of April of the following year, includes mainly:

- PICSA                    S/22 million in 2017
- Viva GyM              S/22 million in 2017
- GMH                        S/7 million in 2017
- GyM Ferrovías       S/20 million in 2018
- Almonte                  S/10 million in 2018

30             OTHER COMPRENHENSIVE INCOME

The analysis of this account is reflected below:

				Exchange
		Foreign	Increase in	difference from
		currency	fair value of	net investment
	Cash flow	translations	available-for	in a foreign
	hedge	adjustment	sale assets	operation	Total

At December 31, 2016	(87)	(54,556)	7,461	(8,455)	(55,637)

(Charge) credit for the year	650	(9,166)	0	9,222	706
Tax effects	(192)	0	0	(2,729)	(2,921)
Other comprehensive income of the year	458	(9,166)	0	6,493	(2,215)
At December 31, 2017	371	(63,722)	7,461	(1,962)	(57,852)

(Charge) credit for the year	160	(7,875)	-	(10,800)	(18,515)
Tax effects	(47)	-	-	2,808	2,761
Transfer to profit or loss (*)	-	14,805	-	-	14,805
Other comprehensive income of the year	113	6,930	0	(7,992)	(949)
At December 31, 2018	484	(56,792)	7,461	(9,954)	(58,801)

(*) The amount of S/14.8 million corresponds to the recognition of the translation adjustment from CAM Chile S.A., an indirect subsidiary sold in December 2018.

The amounts in the above table only represent amounts attributable to the Company's controlling interest, net of tax. The table below shows the movement in other comprehensive income per year:

	2017	2018

Controlling interest	(2,215)	(949)
Non-controlling interest	(3,117)	(1,346)
Adjustment for actuarial gains and losses, net of tax	(2,948)	16,589
Total value in OCI	(8,280)	14,294

31	CONTINGENCIES, COMMITMENTS AND WARRANTIES

In the opinion of management and its legal advisors, the provisions recorded primarily for labor and tax claims are sufficient to cover the results of these probable contingencies. (Note 22)

a)	Tax contingencies

-
Since fiscal year 2016, there has been an appeal process before the Tax Court and another contentious-administrative process before the Judicial Branch regarding the results of VAT and Income Tax audits from 1999 to 2002. The maximum exposure amount is S/6.9 million.

-
In our subsidiary GyM S.A., as a result of the audit processes corresponding to 1999, 2001 and 2010, SUNAT has issued determination and fine resolutions that together amount to approximately S/19.1 million.

-
In fiscal year 2017, the tax litigation related to fiscal year 2001 was resolved, in which the Tax Court ordered SUNAT to recalculate its observations, determining an amount lower than that initially claimed. Our subsidiary has decided to accept the conclusions of this resolution and submit requests for installment payment of the debt in reference amounting to S/14.1 million.

-
Also, at the end of fiscal year 2017, the contentious-administrative process related to fiscal year 1999 was resolved through which the Judicial Branch rejects our arguments and confirms what SUNAT has stated. With respect to this process, there was already a contingency provision of S/5 million.

-
The administrative tax process related to fiscal year 2010 is still ongoing; however, its resolution will not imply an economic loss since it corresponds to a greater return of the balance in favor in 2011 already audited by the Tax Administration.

-
On the other hand, the Consortiums in which the subsidiary GyM S.A. participates initiated claims before SUNAT for the results of the audits whose maximum exposure amount as of December 31, 2018 is S/2.6 million (as of December 31, 2017 it amounted to S/3 million).

-
In fiscal year 2017, Viva GyM challenged the results of the audit process corresponding to fiscal year 2009, whose determination and fine resolutions as a whole generate a maximum exposure amount as of December 31, 2017 of S/1.5 million. In April 2018, the tax administration declared unfounded the claim for which an appeal has been filed before the Tax Court.

Management estimates that all of the above processes will be favorable considering their characteristics and the evaluation of their legal advisors.

b)	Other contingencies

i)
Civil lawsuits, mainly related to damages, termination of contracts and claims for work accidents amounting to S/. 0.36 million (S/0.30 million correspond to GyM; and S/0.06 million correspond to Morelco).

ii)
Contentious-administrative proceedings amounting to S/13.41 million (S/9.64 million correspond to Consorcio Terminales and GMP; S/2.67 million correspond to GyM; S/1.08 million correspond to GyM Ferrovías, and the remaining S/0.02 million correspond to Las Lomas - Inmobiliaria).

iii)
Administrative processes amounting to S/13.21 million (S/8.13 million correspond to Consorcio Constructor Ductos del Sur; S/1.25 million correspond to Graña y Montero S.A.A.; S/2.13 million correspond to GyM Ferrovías; S/0.85 million correspond to Viva GyM; and, the remaining S/0.85 million correspond to GMP, Terminales del Perú, Consorcio Toromocho and Concesión Canchaque).

iv)
Labor processes  amounting to S/12.06 million (S/9.74 million correspond to GyM, its subsidiaries and consortia; S/0.69 million correspond to GMP; S/0.33 million correspond to Vial and Vives - DSD; S/0.22 million correspond to Morelco; S/0.50 million correspond to Consorcio Huacho-Pativilca); and, S/0.58 million correspond to Servisel.

v)
Two securities class action lawsuits have been filed against the company and certain of our former officers in New York ("Eastern District of New York") during the first quarter of 2017. Both actions allege that false and misleading statements were filed during the period. In particular, it is alleged that the defendant failed to disclose, among other things, that: a) the Company knew that its partner Odebrecht was involved in illegal activities; and that, b) the Company profited from such activities in violation of its own corporate governance rules. On March 6, 2018, the Court appointed Treasure Finance Holding Corp. to represent the plaintiffs. The company filed an exception requesting that the Court dismiss the lawsuit because even assuming that the facts alleged in the lawsuit were true, the plaintiffs would not be entitled to sue on the basis that: (a) the failure by the plaintiffs to register alleged unlawful payments would not have a material impact on the company's financial statements even if they existed; (b) the evidence provided by the plaintiffs should be dismissed by the Court; and (c) the plaintiffs have not alleged that the defendants acted with intent to deceive and to benefit. The procedural issue is expected to be resolved during 2019. After that, the Court may dismiss the lawsuit or admit it. Legal counsel cannot predict the outcome of this class action or how it may impact the Company.

c)	Letters of Credit and Guarantees

As of December 31, 2018, the Group has letters of guarantee and guarantees in force in various financial entities guaranteeing operations for  US$471.6 and US$13.9 million, respectively (US$959.7 and US$202.2 million, respectively, as of December 31, 2017).

32	BUSINESS COMBINATIONS

a)	Adexus S.A. acquisition

In June 2015, the Company acquired 44% of the shares of the Chilean entity Adexus S.A., whose principal economic activity is the provision of information technology solutions. At December 31, 2015, the Company concluded that joint control existed and that the type of joint agreement qualified as a joint venture; therefore, the investment was accounted for using the equity method in the Group's consolidated financial statements (Note 15-b).

In January 2016, the Group acquired an additional shareholding of 8%, reaching a 52% shareholding; the agreed consideration of S/8.3 million was cancelled for debt capitalization. The increase in participation did not change the classification of the investment as a joint venture. Subsequently, in August 2016, the Group obtained an additional stake of 39.03%, reaching 91.03% of its capital and obtaining control. The agreed consideration of S/14 million was initially disbursed as debt and then capitalized in the same period.

Upon obtaining control, the Company has applied the purchase method set forth in IFRS 3 "Business Combinations" to determine the goodwill acquired. In June 2018, the company acquired an additional 8.96% interest and obtained 99.99%. The consideration was S/14 million, which arises from a debt capitalization.

b)	Morelco S.A.S. acquisition

On December 23, 2014, the Company acquired control of Morelco S.A.S. (Morelco) through its subsidiary GyM S.A. (Morelco), with the purchase of 70% of its shares representing the capital stock. Morelco is an entity domiciled in Colombia, whose principal economic activity is the provision of construction and assembly services. This acquisition forms part of the Group's expansion plans in markets with high growth potential such as Colombia and in attractive industries such as mining and energy.

At December 31, 2014, the Company determined goodwill on this acquisition based on an estimated purchase price of US$93.7 million (equivalent to S/277.1 million) which included cash payments made of US$78.5 million and estimated payables of US$15.1 million (equivalent to S/45).7 million), which according to what was agreed between the parties, would be defined after the review of the balance sheet of the acquired entity mainly referring to working capital, cash and financial debt and the determination of the definitive value of the contracted works pending to execute (backlog) of the acquired business. The estimated purchase price was distributed among the provisional fair values of the assets acquired and liabilities assumed.

As a result of this distribution, a goodwill of US$36.1 million (equivalent to S/105.8 million) was determined.

Non-controlling interest put and call options

In accordance with the shareholders' agreement entered into for the purchase of Morelco, the subsidiary GyM entered into a put and call option contract on 30% of the shares of Morelco held by the non- controlling shareholders. Through this contract, the non-controlling shareholders obtain a right to sell their shares within the term and amount established in the contract (put options). The period for exercising the option begins on completion of the second year of the purchase and expires in the tenth year. The exercise price is based on a multiple of EBITDA less net financial debt and until the months 51 and 63 from the date of the agreement, a minimum value is set based on the price per share that GyM paid to acquire 70% of Morelco shares.

The subsidiary GyM obtains the right to purchase the same shares for a period of 10 years and at a determined price similar to that of the aforementioned put options, except that the minimum value applies to the entire term of the option (call options).

Under IFRS, the put option represents an obligation for the Company to purchase shares of the non- controlling interest and, consequently, the Group recognizes a liability measured by the fair value of that option. Because the Group concluded that as a result of this contract, did not acquire the significant risks and rewards inherent to the stock option package, the initial recognition of this liability was charged to an equity account of the controlling stockholders, under the heading of other reserves.

The value of the liability for the put option was estimated by the present value of the expected redemption amounts based on the weighted estimates of Morelco's financial results and the exercise dates of the option. The Company expects the put options to be exercised on the day following the transfer date of the option. The expected redemption of the non-controlling interest is as follows: 66.67% in the second year, 33.33% in the fourth year and the remaining shares will be sold in the fifth year from the date of grant of the option. The discount rate used to calculate the present value of the expected redemption amounts reflects the risk-free rate of market participants comparable to the Company and reflects the fact that the Group expects to pay the minimum price of the agreement. As of December 31, 2018, the value of the liability amounts to S/103.7 million applying a discount rate of 2.57% for the first year, 2.55% for the second year and 2.53% for the third year (as of December 31, 2017, the value was S/105.4 million applying a discount rate of 1.79% for the first year, 2.03% for the second year and 2.12% for the third year). In 2018, changes in the fair value of the put option for S/1.77 million have been recognized in the income statement, included in "Other income and expenses, net" and in "financial income and expenses".

33	DIVIDENDS

In compliance with certain covenants, the company will not pay dividends for the years 2017 and 2018, except for transactions with non-controlling interests described in Note 35 d).

34	EARNINGS (LOSS) PER SHARE

Basic earnings per common share have been calculated by dividing the profit for the year attributable to the Group's common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share have not been calculated because there are no common shares or potential dilutive investment shares (i.e., financial instruments or agreements giving the right to obtain common or investment shares); therefore, it is the same as basic earnings per share. The basic gain (loss) per common share results as follows:

	2017	2018

Profit (Losses) attributable to the controlling
interest in the Company	148,738	(83,188)
Weighted average number of shares in issue
at S/1.00 each, at December 31,	660,053,790	729,434,192

Basic earnings (loss) per share (in S/)	0.225	(0.125)

35                 TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a) Acquisition of additional non-controlling interest

In May, November and December 2016, GyM Chile SPA acquired 5.43%, 6.77% and 1.49%, respectively of additional shares in Vial and Vives - DSD S.A. at a total purchase price of S/21.6 million, S/25.7 million and S/3.8 million, respectively. The carrying values of the non-controlling interest at the acquisition dates were S/13.9 million, S/17.9 million and S/3.9 million. The Group ceased to recognize the corresponding non-controlling interest, recording a decrease in equity attributable to the owners of the Company of S/15.4 million. At December 31, 2018, the outstanding balance was S/23 million (S/22 million in 2017) (Note 21).

b) Contributions (Returns) from non-controlling shareholders

Corresponds to the contributions and returns made by the partners of the subsidiary Viva GyM S.A. for the realization of real estate projects. As of December 31, balances comprise:

	2017	2018
Viva GyM S.A.
Contributions received	8,654	3,399
Returns of contributions	(45,053)	(87,856)
	(36,399)	(84,457)

Plus (less):
Contributions from other subsidiaries	3,202	15,120
Increase (decrease) in equity of non controlling parties	(33,197)	(69,337)

In 2018, the contributions correspond mainly to the project Los Parques de Callao for S/3.3 million. Returns correspond mainly to the Klimt projects for S/ 25.3 million, Los parques de Comas for S/13.4 million, Los parques de San Martín for S/7.5 million, Los Parques de Villa El Salvador for S/4.3 million, liquidation of Los Parques de Piura projects for S/8.6 million, Los Parques del Mar for S/11 million, Los Parques de Chiclayo for S/6.2 million and Los Parques de Carabayllo 3 for S/8.2 million (returns in 2017 mainly include "Los Parques de Comas" for S/6.8 million, "Asociación Parques de Mar" for S/27.8 million and "Klimt" for S/8 million).

c) Deconsolidation of non-controlling interest

Correspond to the deconsolidation of the non-controlling interest due to the sale of subsidiaries Stracon GyM S/ 29.4 million and Grupo Cam S/18.2 million.

d) Dividends

As of December 31, 2017 and 2018, dividends of S/59.7 million and S/102.8 million, respectively, were distributed to the non-controlling interest.

36             DISCONTINUED OPERATIONS

As part of the non-strategic asset divestment process initiated by the Company in 2017 with the sale of GMD S.A., CAM Servicios del Perú S.A. and CAM Chile S.A., and Stracon GyM S.A. were sold in 2018.

Additionally, information is presented on Adexus S.A., a subsidiary that has been reclassified as a non-current asset available for sale as of December 31, 2018 (Note 37 b).

Set forth below is information on the financial results and cash flow of discontinued operations, GMD S.A., Stracon GyM S.A., CAM Servicios del Peru S.A., CAM Chile S.A. (performed) and Adexus S.A. (planned):

		2017		2018
	Completed	Planned	Completed	Planned
Revenue	1,894,055	284,025	1,010,739	302,936
Operating costs, net	(1,795,753)	(273,278)	(1,024,465)	(300,704)
Finance costs, net	(24,275)	(10,490)	(13,718)	(12,176)
Operating profit from discontinued activities before taxation	74,027	257	(27,444)	(9,944)
Income tax expense	(14,109)	147	7,112	2,325
Profit from discontinued ordinary activities after taxation (a)	59,918	404	(20,332)	(7,619)

Details of the sale of the subsidiary

Revenues from the sale of investments	269,961	-	310,855	-
Cost from the sale of investments	(55,913)	-	(237,213)	-
Income tax expense on gain	(63,939)	-	(8,906)	-
Gain on sale after income tax (b)	150,109	-	64,736	-

Net effect in consolidated (a) + (b)	210,027	404	44,404	(7,619)

Cash flows relating to the discontinued operations are as follows:

Operating cash flows	149,687	36,450	6,967	6,083
Investing cash flows	(10,377)	(18,141)	(11,474)	(19,570)
Financing cash flows	(136,165)	(21,422)	526	14,059
Net increase generated in subsidiary	3,145	(3,113)	(3,981)	572

Performed discontinued operations

a) CAM Servicios del Perú S.A. y CAM Chile S.A.

On December 4, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 73.16%) of CAM Servicios del Perú S.A. and CAM Chile S.A. The Group received for its participation in CAM Chile S.A. and CAM Servicios del Perú S.A. the sum of (i) US$15.78 million (equivalent to S/51.7 million), for the shares of CAM Chile S.A. and (ii) US$3.0 million (equivalent to S/10.4 million) for the shares of CAM Servicios del Perú S.A.., respectively.

b) STRACON GyM S.A.

On March 28, 2018, the Company entered into a purchase and sale agreement for all of its shares (representing 87.59%) in STRACON GyM S.A. The sale price was agreed in US$76.8 million (equivalent to S/248.8 million), which is fully paid.

c) GMD S.A.

On June 6, 2017, the Company entered into a sales contract for all of its shares (representing 89.19%) in GMD S.A. The sales price was agreed at US$84.7 million (equivalent to S/269.9 million), which is fully paid.

Planned discontinued operations

At December 31, 2018, non-current assets and liabilities held for sale correspond to investments in the company Adexus, whose corporate purpose is to provide information technology solutions mainly in Chile and Peru, which are classified as assets held for sale taking into account that the Group has a sales plan defined within the next 12 months, through a sale commitment.

At December 31,
2018
Adexus S.A.
planned

ASSETS
Cash and cash equivalets	6,074
Trade accounts receivables, net	157,351
Inventories, net	3,999
Other accounts receivable	80,374
Total assets	247,798

LIABILITIES
Other accounts payable	71,810
Accounts payable	148,817
Deferred income tax liabilities	5,201
Total liabilities	225,828
Total net assets	21,970

37             EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

a) On February 27, 2019, the Company announced the issuance of subordinated bonds convertible into shares of up to US$65 million. The bonds will be issued to the satisfaction of Inteligo Bank ("Inteligo"), Interseguro Compañía de Seguros S.A. ("Interseguro") and NWI Management LP ("NWI") (collectively the "Investors"), with a term of 7 years at a fixed annual rate in dollars of 7%, payable semi-annually.

The nominal amount of subordinated bonds may be converted by Investors into common shares of the Company, provided the following is complied with:
I. The conversion may be exercised at the sole option of the Investors as from the second year of the term of the issue.
II. The conversion price will be US$0.6136.

b) On January 29, 2019, through the publication of an important fact, it was communicated that Graña y Montero S.A.A. and Advent International S.A.C. have signed a non-binding agreement by which the main terms and conditions by which our company could transfer 100% of the shares issued by Adexus S.A. (a Chilean subsidiary of Grupo Graña y Montero specialized in information technology services) to Advent Internacional S.A.C. or an affiliated company are established by reference. To date, the parties have initiated the negotiation of the transaction documents and are working on the Due Diligence (DD) process.